

2007 ANNUAL REPORT

4 Years of Consecutive
Record Earnings

Corporate Profile


OII
LISTED
NYSE

Oceaneering is a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of its applied technology expertise, Oceaneering also serves the defense and aerospace industries.

Oceaneering's business offerings include remotely operated vehicles, built-to-order specialty hardware, deepwater intervention and manned diving services, non-destructive testing and inspection, mobile offshore production systems, and engineering and project management.

Background

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a provider of diversified, engineered services and products operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

During the year ended December 31, 2007, we earned net income of $180.4 million on revenue of $1.7 billion while employing approximately 7,500 people working out of 58 locations in 18 countries. We serve our offshore oil and gas customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, Oceaneering Grayloc, Oceaneering Rotator, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our customers outside the oil and gas industry.

About the Cover

Oceaneering achieved record earnings in 2007, for the fourth consecutive year. Four of our five oilfield businesses set annual profit records. Pictured on the cover is a Hydra® Millennium Plus, one of Oceaneering's high-powered remotely operated vehicle work systems with deepwater capabilities, at our Morgan City manufacturing facility.


PHLX

Philadelphia Stock Exchange Recognition

The PHLX selected Oceaneering International, Inc. in November 2007 to become one of the companies in its Oil Service Sector Index (OSX) in recognition of the diversity of our service and product line offerings and worldwide market presence.



Mission Statement

Oceaneering's mission is to increase the net wealth of its shareholders by providing safe, cost-effective, and quality-based technical solutions satisfying customer needs worldwide.

Table of Contents

Financial Highlights

	2007	2006	% Increase
Revenue	$1,743,080	$1,280,198	36%
Gross Margin	413,285	296,121	40%
Operating Income	289,623	194,336	49%
Net Income	180,374	124,494	45%
Diluted Earnings Per Share	3.24	2.26	43%

($ in thousands, except per share amount)


$3.8 BILLION
MARKET CAPITALIZATION

OCEANEERING reported record earnings for the fourth consecutive year, up 45% over those of 2006, as we continued to benefit from our strategic focus on deepwater and subsea completion activity and increased participation in Gulf of Mexico hurricane damage projects. We achieved record Remotely Operated Vehicles, Subsea Products, Subsea Projects, and Inspection operating income performances.


Net Income (in millions)


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005
2006
2007

$3.8 Billion Market Capitalization at Year-End 2007



T. Jay Collins
President and Chief Executive Officer

Letter to Shareholders

We had an outstanding 2007 and achieved record earnings for the fourth consecutive year. Our strategic focus on providing services and products to support deepwater and subsea completion activity served as the linchpin for our earnings growth. Additionally, we benefited from performing more hurricane damage projects, as we placed a new saturation diving system into service and chartered two vessels and a barge to augment our existing vessel fleet.

Net income was 45% above that of 2006. In acknowledgment of our continued earnings growth and our future prospects, the market price of Oceaneering's stock during the year rose 70%, almost 20% more than the increase in the Oil Service Sector Index (OSX) quoted on the Philadelphia Stock Exchange (PHLX). This was the sixth time out of the eight years in this decade that Oceaneering's stock outperformed the OSX. In November, the PHLX selected Oceaneering to become one of the companies in the OSX in recognition of the diversity of our service and product line offerings and our worldwide market presence.

Our 2007 earnings growth was broad-based, with four of our five oilfield business segments setting annual profit records. This performance was attributable to: increased demand within our offshore oilfield service and product markets, our business expansion strategy, and exceptional operational execution. The market environment during the year was such that we were able to achieve strong utilization of our assets at favorable prices.

We continued to find good organic growth and acquisition opportunities and invested more than our net cash provided by operating activities. Our capital expenditures totaled $234 million and included: 1) ROV fleet expansion and upgrades; 2) facility expansions in the United States, Scotland, and Norway; 3) the acquisition of Ifokus – a Norwegian designer and manufacturer of specialty subsea products, particularly ROV tooling; and 4) vessel upgrades. These investments position Oceaneering for increased earnings in the years ahead.

Looking forward, we expect the price of oil will remain at high levels. In this environment, oil and gas companies, our customers, are projected to increase their capital spending – a rising percentage of which is expected to be spent on deepwater fields. Deepwater is one of the best frontiers for adding large hydrocarbon reserves with high production flow rates at relatively low finding and development costs.

Specific signs of a healthy deepwater market that will drive demand for our services and products are evident:

- About two-thirds of the deepwater field discoveries around the world are not yet in production;
- Over 95% of the existing 202 floating rigs in the world are under contract, and over half of these are contracted through 2009;
- Seventy-four new floating rigs are scheduled to be added to the worldwide fleet through 2011, up from 45 a year ago. Fifty-three have already secured term contracts with an average length of over five years; and
- During the next five years, subsea production tree orders are predicted to be at least 515 per year and annual demand for umbilicals is projected to approach 3,200 kilometers. These forecasts represent increases of 35% and 110%, respectively, over the last five years.

We believe our business prospects over the next several years are excellent. With our existing assets, we are well positioned to supply a wide range of the services and products required to support the growing deepwater exploration, development, and production efforts of our customers. Furthermore, we plan to expand our ability to participate in this market by continuing to grow organically and making additional acquisition investments. At year-end, our debt-to-capitalization was 18% and we remain committed to using our resources to continue to grow.

For 2008 we are forecasting another record year with EPS in the range of $3.50 to $3.80. We project operating income improvements of $30 million to $40 million in our Subsea Products business and $25 million to $35 million in our ROV business. We expect to benefit from our 2006 and 2007 Subsea Products investments, which increased our manufacturing capacity and rental service capabilities. For ROVs, we anticipate continued pricing improvement and expansion of our fleet to meet rising customer demand. We foresee decreasing demand for our shallow-water vessel and diving services as hurricane damage projects near completion. Additionally, four of our six company-owned vessels will be temporarily out of service during the year undergoing mandatory regulatory drydock inspections. Consequently, we expect the operating profit from our Subsea Projects business to decline by $25 million to $30 million.

Achieving our growth objective for 2008 – to set a fifth consecutive EPS record – will be challenging. Many of our operations will be running at activity levels not previously experienced. To ensure consistency in the quality of our services and products, we are committed to improving our business processes and the effectiveness of how we work. Throughout the organization we have teams working on ways to offer more value to our customers, control our operating expenses, and optimize the returns on our capital investments.

A skilled, well-trained, and safety-conscious workforce remains the key to our success, as validated by our record-setting safety performance in 2007. We will continue to invest in recruiting, training, developing, and retaining qualified personnel. During 2007, in our ROV business alone, we conducted training for over 500 technicians recruited from 13 countries. We also held classes to prepare 100 ROV technicians to become supervisors and provided advanced leadership training to over 160 experienced supervisors. We have six training centers around the world in which we provide ROV personnel instruction. In 2008 we anticipate hiring and training 500 more technicians and promoting additional personnel to supervisory positions.

Another significant challenge we face in 2008 is to invest our substantial cash flow to drive our earnings growth in 2009 and beyond. We anticipate our cash flow will exceed our organic growth opportunities. Consequently, we will continue to pursue acquisitions during the year, particularly in the subsea products area. As in the past, we will be a disciplined acquirer of businesses at reasonable prices. We are committed to increasing shareholder value.

This is clearly an exciting time for Oceaneering. I'd like to commend our employees who made our record 2007 results possible. Their commitment to safely provide high-quality solutions to our customers' needs provides the foundation for our continued success.

I look forward to leading Oceaneering to another record year in 2008.

T. Jay Collins

T. Jay Collins
President and Chief Executive Officer

Oceaneering at a Glance

2007 Review

Earnings of $180 million were the highest in Oceaneering's history, 45% above last year's record result. We achieved record ROV, Subsea Products, Subsea Projects, and Inspection operating income performances.

During the year we continued to position the organization for future growth and increased profitability. This included investing $234 million to upgrade and expand our service and product manufacturing capacity. Eighty percent of this investment was spent on our ROV and Subsea Products businesses – the two operations that offer exceptional growth prospects as they are tied to deepwater and subsea completion activity.

Remotely Operated Vehicles



2007 Review

We achieved record financial results due to higher average revenue per day-on-hire, growth of our average fleet size, and an increase in our fleet utilization to 87%. Operating income improved by $33 million, or 30%.

2008 Outlook

We expect the profit contribution from this segment to improve in the range of $25 million to $35 million due to an increase in average pricing and growth in our average fleet size. We anticipate adding approximately 30 new vehicles to our fleet.

Subsea Products

2007 Review

We achieved record financial results due to improved profit contributions from OIE specialty products and Multiflex umbilical sales. Operating income rose by $39 million, over 70%, on an increase in revenue of nearly 45%.

2008 Outlook

We forecast the profit contribution from this segment to improve in the range of $30 million to $40 million due to higher sales in each of OIE's product lines and Multiflex umbilicals.

Subsea Projects

2007 Review

We achieved record financial results on the strength of our increased participation in hurricane damage projects in the Gulf of Mexico. Operating income increased $33 million, over 55%.

2008 Outlook

We anticipate operating income to decrease in the range of $25 million to $30 million. We foresee lower demand for our shallow-water vessel and diving services, as hurricane damage projects near completion. Additionally, four of our six company-owned vessels will temporarily be out of service undergoing mandatory regulatory drydock inspections.

2008 Outlook

We expect to achieve a new earnings record in 2008 and EPS in the range of $3.50 to $3.80 on the strength of operating income improvements from ROVs and Subsea Products.

For 2008 we expect the market environment for our deepwater oilfield services and products will continue to be characterized by robust demand. This demand is being driven by high crude prices, limited non-OPEC supply growth, significant reservoir depletion rates, and increased hydrocarbon consumption. In this market we believe the trend for our customers to invest their cash flows in deepwater projects will continue.

Inspection



2007 Review

We achieved record financial results due to strong demand growth in all of the geographical markets we serve and our success in selling more value-added services and improving pricing. Operating income grew by nearly $8 million, over 50%, on a 30% increase in revenue.

2008 Outlook

We anticipate the operating income performance of our Inspection business to improve due to increased activity and higher pricing.

Mobile Offshore Production Systems



Pre-tax income contribution decreased largely as a result of reduced production throughput at the Medusa Spar, costs incurred to mobilize the *Ocean Pensador* from the U.S. to Southeast Asia, and a lower dayrate for the *Ocean Legend.*

We expect the pre-tax income contribution to decline as a result of: a lack of profit contribution from the PB *San Jacinto*; a drop in production at the Medusa Spar; and a lower dayrate for the *Ocean Legend.*

Advanced Technologies



We achieved an increase in operating income due to better profit performances by all of our non-oilfield business operations. This included: general engineering services; submarine repair, maintenance, and engineering projects for the U.S. Navy; and engineering services and hardware for NASA.

We anticipate the operating income of this segment to decrease due to the completion of a major contract for engineering services at the end of September 2007.

Remotely Operated Vehicles

Financial Summary

We achieved all-time high revenue, gross margin, and operating income. This was due to a 16% increase in average pricing and a 12% growth in our work class fleet days on hire. The rise in days on hire was the result of a 10% expansion of our average fleet size and an improvement in fleet utilization to 87% from 85% in 2006.

Operating income increased 30% and operating income per day-on-hire improved by 16%. Operating income as a percent of revenue was 27%, equaling the record set in 2006.



Wellhead Cleaning Tool Recovery





Morgan City ROV Manufacturing Facility



Subsea Tree Intervention


Magnum

Vehicle Maintenance in Vessel Hangar Bay


Vehicle Recovery

During the year we:

- Maintained our position as owner of the industry's largest work class ROV fleet with an estimated 35% market share – over twice that of the next largest service supplier. We continued to be the primary provider of ROV drill support service with an estimated market share of over 55%, almost three times that of the second largest ROV supplier, and remained the principal provider of this service in the U.S. Gulf of Mexico, Norway, West Africa, and Mexico. We have a drill support market share of approximately 85% on the 35 existing 5th and 6th generation floating drilling rigs in the global fleet and have secured 19 of the 20 ROV contracts awarded on the 74 announced floating drilling rigs under construction for delivery over the next four years.
- Became the largest global provider of construction and field maintenance ROV services. We achieved this by increasing the number of vehicles we provide to offshore construction contractors and to subsea support vessel owners. The future market growth outlook for field maintenance ROV services looks particularly promising as there are approximately 100 subsea support vessels being built for delivery over the next four years, which will likely require at least one ROV each.
- Grew our fleet size to 210 vehicles, up from 186 at the beginning of the year. We added 31 new vehicles, disposed of 7 older systems, and upgraded 30 existing units as we maintained our strategy of operating a modern work class ROV fleet. About half of the new vehicles, as was the case in 2006, went to work in drill support service and the others were used for construction and production maintenance on the growing number of deepwater field developments.
- Opened a new ROV manufacturing center in Morgan City, Louisiana. We can now build up to four vehicles per month and anticipate putting into service approximately 30 more new systems in 2008. We have already secured contract commitments for over 20 of them, a reflection of the growing market demand for ROV services and our status as the premier supplier. We expect to put about 20 of our new 2008 vehicles initially in drill support service.
- Continued to pioneer ROV system innovations. This included adding an advanced autopiloting feature into our ROV control software, acoustic sensor imaging to conduct operations in zero visibility sea conditions, and high definition video capability to our cameras. The autopiloting feature enables precision movement and station keeping of the vehicle. This capability, similar to dynamic positioning on vessels, reduces operator fatigue and enhances piloting skills, particularly in navigating complex subsea hardware installations and using intervention tooling in poor visibility. Acoustic imaging allows us to build a virtual 3-D image of the work site and operate an ROV when conventional cameras are inadequate.

Subsea Products

Financial Summary

We achieved record financial results. Operating income improved over 70% on higher sales of OIE specialty products and Multiflex umbilicals. We also invested over $65 million to increase our manufacturing and rental service capabilities to participate in the secular market growth for specialty subsea hardware currently underway.

Operating income margin increased to a record high of 18%. We improved OIE product pricing and manufacturing execution through our continuous improvement initiatives. We also benefited from increased throughput and the resolution of 2006 startup problems at our U.S. umbilical plant.



Installation Workover Control System (IWOCS) Deployment

During the year we:

- Expanded our product line offering by acquiring Ifokus Engineering AS, a Norwegian designer and manufacturer of specialty subsea products. In addition to ROV tooling and interfaces, Ifokus product lines include hardware to perform fluid transfer and control, valve intervention, and hydrate remediation. Specific Ifokus products of note are leading-edge electric valve actuators and multifunction hot stabs.
- Obtained three contracts for subsea blowout preventer (BOP) control systems, with a combined value in excess of $30 million. The orders include two discrete hydraulic systems for moored, semisubmersible drilling rigs undergoing major upgrades. The third is a microprocessor-based system for an ultra-deepwater, sixth generation, dynamically positioned drillship currently under construction. Future demand for subsea BOP control systems is tied to the announced expansion of the global floating drilling rig fleet, totaling 74 units at year-end, and additional upgrades to existing rigs, which we believe are highly likely.
- Commenced manufacturing hybrid subsea pump and steel tube production control umbilicals totaling approximately 31 miles in length for the BC-10 field development offshore Brazil. This will be the first full field development based on subsea oil and gas separation and pumping. Hybrid umbilicals offer several capabilities in a single integrated




Umbilical Distribution System



Multiflex Umbilical Loadout to the *Ocean Intervention II*

ROV Deployed
Electronic Caliper





Pipeline Repair and Connector System

product, which generally lower an offshore field operator's development cost.

■ Completed significant plant expansions in the U.S. and Norway, and opened a new facility in Dubai. The U.S. expansion was made to accommodate the ramp up of our BOP control system manufacturing operation. In Norway we added plant space to accommodate additional Rotator valve fabrication, assembly, and testing. The Dubai plant was opened to meet escalating regional demand for Grayloc clamps, specifically for offshore topside production facility manifolds and LNG plant installations.

■ Obtained a large contract to supply umbilical distribution and connection equipment for the initial Shenzi field development located within the Gulf of Mexico in water depth of approximately 4,300 feet. The order is for three suction-pile-supported umbilical distribution system structures, 40 steel tube flying lead assemblies, junction plates, and assorted test equipment. Each structure will have umbilical termination, hydraulic, and electrical/communication assemblies that will be independently retrievable for ease of maintenance.

■ Continued to develop new specialty subsea products. These included ROV tools, connectors and other hardware for use in pipeline repairs, and a new generation launch and recovery system (LARS) for our Installation/Workover Control Systems (IWOCS). The new LARS enables us to utilize an IWOCS without interfering with a rig's moon pool operations, even in adverse water currents.

Subsea Projects

Financial Summary

We realized record financial results on the strength of our increased participation in hurricane damage projects in the Gulf of Mexico (GOM). Operating income increased over 55% as we benefited from placing a new saturation diving system into service and chartering two vessels and a barge to augment our existing fleet.



Ocean Intervention Umbilical Installation



Nautilus SAT Deployment



Subsea Intervention Lubricator System (SILS®) -

During the year we:

- Obtained two contracts from BP to provide vessel and remotely operated vehicle (ROV) services to support hurricane damage platform decommissioning operations. Under terms of each contract, we are providing a dynamically positioned ROV support vessel equipped with three ROVs – two work class and one observation class. Both contracts have terms of one year that commenced in May and June.
- Finished construction in March of a ten-man saturation diving system, named *Nautilus*. We secured hurricane damage work for this asset to perform platform repairs, platform debris removal, and well plug and abandonment support services. Hurricane projects of these types are expected to last for the next two or three years, albeit at lower levels of total overall market demand. Longer term, the aging GOM infrastructure and growing operator preference for state-of-the-art equipment should enable us to keep the *Nautilus* profitably employed.
- Completed in March a capital investment in *The Performer* to improve its dynamic positioning (DP) capability to Class 2 and install one of our new work class ROVs. Following its upgrades, we used this vessel on a variety of projects including platform debris recovery, pipeline inspections, and strake installations. We are now able to work *The Performer* in close proximity to platforms and spars and use more specialized ROV tooling

Ocean Project and *Ocean Inspector* Supporting Underwater Platform Repairs



while performing deepwater inspection, repair, and maintenance (IRM) projects.

- Took delivery in April of the *Ocean Intervention III*, a Class 2 DP vessel, which we have chartered for a primary term of three years. It was initially deployed on one of the BP downed platform contracts and we are marketing this vessel for deepwater installation and IRM projects upon completion of this contract. The vessel has been outfitted with two of our work class ROVs, one of which is a 300-hp Hydra® Maxximum.
- Chartered another DP vessel, the *Olympic Intervention IV*, for a five-year term with an anticipated start date in the third quarter of 2008. Upon its arrival in the GOM, this vessel will be outfitted with two of our high-specification work class ROVs. We are marketing it for use commencing in the fourth quarter of 2008 to augment our ability to perform subsea hardware installation and IRM projects, and conduct well intervention services in the ultra-deep waters of the GOM. The *Olympic Intervention IV* is being built to an overall length of approximately 312 feet and will have a Class 2 DP system, accommodations for 100 personnel, a helideck, a 150-ton heave compensated crane, and a working moonpool. Additionally, the vessel will be equipped with a satellite communications system capable of transmitting video for real-time work observation by shore personnel.
- Accomplished our first well intervention project using our proprietary Subsea Intervention Lubricator System (SILS®) to close and open production zones in a subsea well. The SILS® system is designed to perform riserless wireline, electric line, and plug and abandonment operations in deepwater without requiring the use of a floating drilling rig or large offshore construction vessel. As this technology gains acceptance and the number of subsea completions increases, we are confident SILS® projects will become a growing part of our vessel-based subsea projects business.



Dry Welding Habitat



Hyperbaric Welding





Inspection

Financial Summary

We achieved best-ever financial results due to increased demand for our services in all of the geographic markets we serve and to our success in selling more value-added services and improving pricing. Operating income grew by over 50% on the strength of our ability to obtain contract awards for work in the U.K., West Africa, and the Middle East and an escalation in North Sea inspection activity under a contract awarded in 2006.

Left: Chemical Plant Ultrasonic Inspection

During the year we:

- Benefited from securing several new contracts and contract extensions for our services. We anticipate continuing to profit from them in 2008 and beyond. These included awards related to: LNG receiving and storage facilities, nuclear power stations, and petrochemical plants in the U.K.; manpower and NDT services in West Africa; and offshore pipelines, LNG processing plants, and offshore production facilities in the Middle East.
- Increased significantly the amount of services we provided to BP under a contract secured in 2006. The assets covered by the contract include all of BP's upstream oil and gas facilities, both onshore and offshore, in the United Kingdom and Norway. Under terms of the contract we are providing risk-based inspection plans derived from detailed corrosion assessments. Furthermore, we are compiling trend and defect analyses to support facility maintenance and repair plans and to meet regulatory requirements.
- Acquired CET Medway, an inspection company based in southeast England. Medway provides a comprehensive range of services to the oil, gas, petrochemical, power, and fabrication markets and augments our existing operations. This acquisition positions us to take advantage of significant business growth opportunities in the area.
- Intensified our X-ray pipeline crawler training effort in Batam, Indonesia. We can now deploy crawlers and Indonesian engineering and maintenance personnel throughout the world; this capability alleviates the severe shortage of experienced technicians in many of the market areas we serve. We also conducted our first automated ultrasonic (AUT) pipeline inspections for customers in West Africa and the Middle East. Due to enhanced productivity on offshore pipelay barges and inherent safety advantages, we expect continued growth in the use of AUT technology in 2008 and beyond.
- Continued to invest in a variety of high technology equipment to enhance our ability to perform computerized radiography, corrosion mapping, and long-range ultrasonic inspections. These devices are being used to inspect offshore production facilities and petrochemical and power generation plants over their life cycle. These specialized inspection services address evolving requirements for more cost-effective methods to identify integrity issues, plan and perform preventive maintenance, and ensure reliability and safety.



Pumping Station Pipe Corrosion Screening

ROV Deployed X-Ray Habitat for Computed Radiography



Semisubmersible Rig Hull Inspection

Mobile Offshore Production Systems

Financial Summary

Operating income declined as a result of a lower dayrate for the *Ocean Legend*, which went into effect in May, and the mobilization of the *Ocean Pensador* from the U.S. to Southeast Asia. Equity income from our ownership in the Medusa Spar also dropped as a result of lower hydrocarbon throughput at this offshore production facility.

Ocean Producer



During the year we:

- Took redelivery of the PB *San Jacinto* after it came off contract in July and received a $2.8 million settlement from the charterer in lieu of the barge being restored to the condition specified in the contract. We are investigating our options with respect to the future use of this asset. Most likely, it will be sold in 2008.
- Mobilized the *Ocean Pensador* from the U.S. to Southeast Asia. We moved this used tanker, which we acquired in 2006, to better position it in the market place. The vessel is now closer to several shipyards capable of modifying it for production or storage service, either by us or another company should we decide to sell it.
- Continued to charter the *Ocean Producer* and *Ocean Legend*. They both performed beyond all contractual operating requirements with excellent safety performance.



Ocean Producer Processing Equipment



Ocean Legend Produced Water Monitoring

Advanced Technologies

Financial Summary

ADTECH operating income improved by 25% over 2006 results due to better profit performances by all of our non-oilfield business operations. This included: general engineering services; submarine repair, maintenance, and engineering projects for the U.S. Navy; and space-related engineering services and hardware for NASA.



U.S. Navy Submarine Maintenance



U.S. Navy Landing Craft Air Cushion Vessel

During the year we:

- Completed one major overhaul and repaired four of the U.S. Navy's Dry Deck Shelters (DDS), which are mounted on nuclear submarines to deploy Special Operating Forces. We also installed the fittings to accommodate use of the shelters on five of the Navy's submarines. All of this work was performed under the seven-year term contract we secured in 2006 to provide engineering, technical, and maintenance and repair services for life cycle support of the Navy's DDS.
- Secured contracts to conduct maintenance on six U.S. Navy Landing Craft Air Cushion vessels. Our work included making repairs to fuel and waste oil tank plating and welds and correcting lift fan misalignments. We also installed design improvements to the gas turbine engine intake filters, the lift fan bearing support structures, hydraulic control systems, and the electronic controls for radios, radar, and habitability.
- Supported all Space Shuttle flights and many of the International Space Station operations conducted during the year. Our work scope included the design, manufacture, and maintenance of robotic tools used during space walks and the training of NASA astronauts.
- Completed the design of a crane system to transfer cargo containers between large ships at sea in support of the U.S. Navy's Sea Basing Initiative. We will oversee the manufacture of this crane to conduct testing in 2008. We also were awarded two additional contracts to design a ramp capable of transferring tracked and wheeled military vehicles from ship to ship while underway and a system to transfer containers from large to small ships at sea.

Oceaneering International Locations

Corporate Headquarters

Oceaneering International, Inc.

11911 FM 529
Houston, Texas 77041-3000
P.O. Box 40494
Houston, Texas 77240-0494

Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Regional Headquarters

Oceaneering International, Inc.

5004 Railroad Avenue
Morgan City, Louisiana 70380
Telephone: (985) 395-5247
Fax: (985) 395-5443

Oceaneering International Services Limited

Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 758500
Fax: (44-1224) 758519

Oceaneering International Dubai LLC

Al Moosa Tower 2, Suite 15
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: (971-4) 311-7500
Fax: (971-4) 331-0800

Oceaneering Advanced Technologies

7001 Dorsey Road
Hanover, Maryland 21076
Telephone: (443) 459-3700
Fax: (443) 459-3980

Marine Production Systems do Brasil Ltda.

Praca Alcides Pereira, n° 1-Parte
Ilha da Conceicão/Niteroi
Rio de Janeiro Brasil 24.050-350
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd

No. 1 Kwong Min Road
Jurong, Singapore 628704
Telephone: (65) 6261 3211
Fax: (65) 6261 3230

Oceaneering AS

JÅttÅvÅgen, Hinna
PB 8024 4068
Stavanger, Norway
Telephone: (47) 51 82 51 00
Fax: (47) 51 82 52 90

Operational Bases

International

Cabinda, Angola
Lobito, Angola
Luanda, Angola
Perth, W.A., Australia
Baku, Azerbaijan
Macaé, Brasil
Niteroi, Brasil
St. John's, Newfoundland, Canada
Cairo, Egypt
Malabo, Equatorial Guinea
Mumbai, India
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Mexico D.F., Mexico
Cd. del Carmen, Mexico
Eket, Nigeria
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Warri, Nigeria
Nodeland, Norway
Stavanger, Norway
Jurong, Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Dubai, U.A.E.
Aberdeen, Scotland, U.K.
Gloucester, England, U.K.
Immingham, England, U.K.
London, England, U.K.
Rosyth, Scotland, U.K.
Southampton, England, U.K.
Stockton, England, U.K.
Swansea, Wales, U.K.
Rochester, England, U.K.
Whitley Bridge, England, U.K.
Wilton, England, U.K.

United States

Huntsville, Alabama
San Diego, California
Gales Ferry, Connecticut
Orlando, Florida
Panama City, Florida
Pearl Harbor, Hawaii
Bayou Vista, Louisiana
Houma, Louisiana
Lafayette, Louisiana
Morgan City, Louisiana
New Iberia, Louisiana
New Orleans, Louisiana
Hanover, Maryland
Portsmouth, New Hampshire
Middletown, Rhode Island
Houston, Texas
Ingleside, Texas
Chesapeake, Virginia

2007 Financial Section

PERFORMANCE GRAPH

The following graph compares our total shareholder return to the Standard & Poor's 500 Stock Index ("S&P 500"), the weighted average return generated by a peer group from December 31, 2002 through December 31, 2007. The peer group companies for this performance graph are Global Industries, Ltd., Halliburton Company, McDermott International, Inc., Cal Dive International, Inc. (formerly known as Helix Energy Solutions Group, Inc.), Bristow Group Inc., Acergy S.A. (formerly known as Stolt Offshore S.A.), and Tidewater, Inc.

It is assumed in the graph that: (1) $100 was invested in Oceaneering Common Stock, the S&P 500, and the Peer Group on December 31, 2002; (2) the peer group investment is weighted based on the market capitalization of each individual company within the peer group at the beginning of each period; and (3) any dividends are reinvested. We have not declared any dividends during the period covered by the graph. The shareholder return shown is not necessarily indicative of future performance.

Comparison of Cumulative Shareholder Return for Oceaneering, S&P 500, and a Selected Peer Group


Comparison of Cumulative Shareholder Return
$600
$500
$400
$300
$200
$100
$0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Oceaneering
S&P 500
Peer Group

	December 31,					
	2002	2003	2004	2005	2006	2007
Oceaneering	100.00	113.18	150.85	201.21	320.94	544.46
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86
Peer Group	100.00	134.16	203.49	325.61	358.88	491.13

OCEANEERING COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2007 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to our annual report on Form 10-K, as filed with the SEC, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

In June 2006, we effected a two-for-one stock split in the form of a stock dividend. All historical share and per share data in this annual report reflect this stock split.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	2007		2006	
For the quarter ended:	High	Low	High	Low
March 31	$ 43.64	$ 35.40	$ 30.06	$ 25.05
June 30	54.08	42.10	45.85	27.55
September 30	76.85	52.03	47.23	27.80
December 31	85.88	62.07	46.91	28.73

On February 15, 2008, there were 356 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $64.19. We have not made any common stock dividend payments since 1977, and we currently have no plans to pay cash dividends. Our credit agreements contain restrictions on the payment of dividends. See Note 4 of Notes to Consolidated Financial Statements included in this report.

We did not repurchase any shares of our common stock in 2007 or 2006.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this report. The following information may not be indicative of our future operating results.

Results of Operations:

	Year Ended December 31,				
(in thousands, except per share amounts)	2007	2006	2005	2004	2003
Revenue	$ 1,743,080	$ 1,280,198	$ 998,543	$ 780,181	$ 639,249
Cost of services and products	1,329,795	984,077	819,263	648,378	528,465
Gross margin	413,285	296,121	179,280	131,803	110,784
Selling, general and administrative expense	123,662	101,785	85,211	67,939	56,787
Income from operations	$ 289,623	$ 194,336	$ 94,069	$ 63,864	$ 53,997
Net income	$ 180,374	$ 124,494	$ 62,680	$ 40,300	$ 29,301
Diluted earnings per share	3.24	2.26	1.17	0.78	0.60
Depreciation and amortization	93,776	80,456	79,613	65,619	56,963
Capital expenditures, including business acquisitions	233,795	193,842	142,269	153,184	100,370

Other Financial Data:

	As of December 31,				
(in thousands, except ratios)	2007	2006	2005	2004	2003
Working capital ratio	1.98	1.87	1.77	1.62	1.69
Working capital	$ 331,594	$ 243,939	$ 171,566	$ 106,204	$ 91,793
Total assets	1,531,440	1,242,022	989,568	819,664	662,856
Long-term debt	200,000	194,000	174,000	142,172	122,324
Shareholders' equity	915,310	696,764	536,118	454,437	359,375

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

All statements in this annual report, other than statements of historical facts (including, without limitation, statements regarding:

- our business strategy;
- our plans for future operations;
- industry conditions;
- our expectations about 2008 revenue growth, net income and segment operating results, and the factors underlying those expectations, including our expectation that the demand for our deepwater oilfield services and products will remain high as a result of the factors we specify in the "Executive Overview" below;
- projections relating to subsea tree orders and industry-wide umbilical orders for 2008;
- the adequacy of our working capital and cash flows to support our operations and ongoing annual cash requirements, including debt service;
- the adequacy of our accruals for uninsured expected liabilities from workers' compensation, maritime employer's liability and general liability claims;
- our expectations about the profit contribution and cash flows from our investment in Medusa Spar LLC, and the factors underlying those expectations;
- our expectations regarding inspection and repair work for 2008 made necessary by hurricanes;
- our backlog; and
- our belief relating to our total unrecognized tax benefits)

are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our annual report on Form 10-K. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Executive Overview

The table that follows sets out our revenue and profitability for the years ended December 31, 2007, 2006 and 2005.

(dollars in thousands)	Year Ended December 31, 2007	2006	2005
Revenue	$ 1,743,080	$ 1,280,198	$ 998,543
Gross Margin	413,285	296,121	179,280
Gross Margin %	24%	23%	18%
Operating Income	289,623	194,336	94,069
Operating Income %	17%	15%	9%
Net Income	180,374	124,494	62,680

We generate approximately 90% of our revenue, and 95% of our operating income, from our services and products provided to the oil and gas industry. In 2007, we increased revenue by 36%, led by our Subsea Projects (up 66%), Subsea Products (up 43%) and ROV (up 30%) segments. Our Subsea Projects segment, which operates only in the Gulf of Mexico, continued to benefit from performing more hurricane damage-related work, as we placed a new saturation diving system into service and chartered two vessels and a barge to augment our existing vessel fleet. Our Subsea Products segment revenue increased from sales of Oceaneering Intervention Engineering specialty subsea products and umbilicals. Our ROV segment increase was a result of an improvement in average revenue per day-on-hire and growth in days on hire for our expanded work-class fleet.

The $180 million consolidated net income we earned in 2007 was the highest in our history. The $56 million increase in 2007 results was attributable to higher profit contributions from our Subsea Products, ROV and Subsea Projects segments, with each setting annual profit records. The Subsea Products and ROV improvements reflect our strategic focus on deepwater and subsea completion activity. Our Subsea Projects increase was due to demand increases for hurricane damage-related projects.

In 2007, we invested in the following major capital projects:

- additions of work-class ROVs, including 31 placed into service during the year;
- expenditures to increase capacity at our Subsea Products manufacturing facilities;
- purchase of Norway-based Ifokus Engineering AS, a designer and manufacturer of specialty subsea products;
- completion of construction of a saturation diving system for our Subsea Projects segment to meet growing demand; and
- completion of upgrades of the dynamic positioning system of our vessel, *The Performer.*

For 2008, we expect the demand for our deepwater oilfield services and products will remain high. We believe this will be driven by continued high crude oil prices, limited non-OPEC supply growth, rapid reservoir depletion rates and increasing hydrocarbon demand. We believe the trend for our customers to increasingly invest in deepwater projects will continue.

We expect our 2008 earnings to grow about 15% over 2007, led by increases in operating income in our Subsea Products and ROV segments.

We believe that growth in our Subsea Products segment will be driven by a rise in the use of subsea completions. Historically, there has been a strong correlation between the number of annual subsea tree orders and the follow-on orders for umbilicals and other subsea specialty products that we provide.

According to industry data, there were less than 600 subsea completion installations before 1990 and approximately 1,100 in the decade of the 1990s. It is currently projected that there will be approximately 3,300 subsea completion installations in the decade of the 2000s.

According to publicly available information published by Quest Offshore Resources, Inc., the projected global market for subsea tree orders in 2008 will be over 390 trees, down from 452 trees in 2007. Industry-wide umbilical orders in 2008 are forecast to increase to around 1,170 miles, up over 55% from approximately 755 miles in 2007. Quest attributes the expected rise in 2008 subsea umbilical orders, despite a lower subsea tree order forecast, to:

- a carryover of demand for umbilicals for trees ordered in prior years, as umbilical orders are being placed closer to tree installation dates; and
- an anticipated increase in the average distance between subsea trees and the host platforms.

With our expanded steel tube and thermoplastic umbilical manufacturing capacities, we are well positioned to secure a share of this work.

We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility operation and maintenance. The largest percentage of our ROVs are usually used to provide drill support services. Therefore, utilization of floating drilling rigs is a leading market indicator for this business. The following table shows average floating rig use and our ROV utilization.

	2007	2006	2005
Average number of floating rigs in use	196	191	175
ROV days on hire (in thousands)	63	56	52
ROV utilization	87%	85%	83%

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the U.S. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. In 2007, we accounted for 14% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' carrying values to forecasts of undiscounted cash flows associated with the assets or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year.

In 2005, we recorded $6.1 million of additional depreciation in our ROV segment. These provisions related to the retirement of four vehicles and obsolete ROV components.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities.* This Staff Position prohibits companies from recognizing planned major maintenance costs by accruing a liability over several reporting periods before the maintenance is performed — the accrue-in-advance method. We previously used the accrue-in-advance method for anticipated drydocking of our vessels. This Staff Position was effective for us beginning January 1, 2007, and we have since charged drydocking expenses to the income statement as incurred. There was no material effect on our financial statements from the change.

Goodwill. We account for acquisitions using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we test the goodwill attributable to each of our reporting units for impairment. We estimate fair value of the reporting units using discounted cash flow methodologies and market comparable information.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Effective January 1, 2007, we adopted FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the criteria for recognizing income tax benefits under Statement of Financial Accounting Standards ("SFAS") No. 109, and requires disclosures about uncertain tax positions. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We made an adjustment of $1.6 million to reduce our retained earnings as of January 1, 2007 to record the effect of our adoption of this interpretation.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.4 million to income tax expense in 2007 for penalties and interest for uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $2.8 million on our balance sheet at December 31, 2007. Including penalties and interest, we have accrued a net total of $5.8 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. In 2007, 2006 and 2005, we recorded reductions of income tax expense of $1.1 million, $1.3 million and $1.8 million, respectively, resulting from the resolution of uncertain tax positions related to certain tax liabilities we recorded in prior years. Current income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred income tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. We currently have no valuation allowances. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2007, we had working capital of $332 million, including cash and cash equivalents of $27 million. Additionally, we had $160 million available under our revolving credit facility, which currently extends to January 2012. At December 31, 2007, our debt-to-total capitalization ratio was 18%.

We expect our operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Our net cash provided by operating activities was $209 million, $151 million and $94 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Our capital expenditures, including business acquisitions, for the years ended December 31, 2007, 2006 and 2005 were $234 million, $194 million and $142 million, respectively. Capital expenditures in 2007 included expenditures for: additions and upgrades to our ROV fleet; the purchase of Norway-based Ifokus Engineering AS ("Ifokus"), a designer and manufacturer of specialty subsea products, for $20 million; vessel upgrades; the acquisition of a small inspection company in the United Kingdom; and facility expansions in the United Kingdom, Norway, Morgan City, LA and Houston. Our facility expansions in the United Kingdom, Norway and Houston relate to our Subsea Products manufacturing operations, and our Morgan City expansion supports our ROV and Subsea Projects operations.

Our capital expenditures during 2007 included $122 million in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure to support our growing ROV fleet size. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise. We added 31 ROVs to our fleet and disposed of seven units during the year ended December 31, 2007, resulting in a total of 210 systems in the fleet. We have chartered the *Ocean Intervention III* from another party for an initial term of three years, which began in May 2007, with extension options for up to six additional years. The *Ocean Intervention III* is equipped with two of our work-class ROVs. We obtained a one-year contract for the vessel, with customer options for up to two additional one-year periods, to work on shallow water hurricane damage-related projects in the Gulf of Mexico. We have received notice that the customer has declined to exercise the extension options, and we now plan to utilize the *Ocean Intervention III* on deepwater projects after it has completed its current commitment. We have also chartered the *Olympic Intervention IV* for an initial term of five years, which we anticipate will begin in the third quarter of 2008. The *Olympic Intervention IV* will be outfitted with two high-specification work-class ROVs, and we anticipate using the vessel to perform subsea hardware installation and inspection, repair and maintenance projects, and to conduct well intervention services in the ultra-deep waters of the Gulf of Mexico.

Our capital expenditures during 2006 included $113 million in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure. In 2006, we commenced improvements in our Subsea Products facilities, including the addition of equipment to increase manufacturing capacity at our umbilical plant in the U.K. and our subsea valve facility in Norway and purchased an oil tanker for possible future conversion to a mobile offshore production and storage system in the event we obtain a suitable contract. We also began upgrades to a dynamically positioned vessel and began construction of a saturation diving system to meet demand in our Subsea Projects segment.

Our capital expenditures during 2005 included the acquisition of Grayloc for $42 million and additions to our ROV fleet to replace units we retired and to increase the number of units.

In September 2002, our Board of Directors approved a plan to repurchase up to 6,000,000 shares of our common stock, subject to a $75 million aggregate purchase price limitation. Under this plan, we repurchased 1,795,600 shares of common stock through the year ended December 31, 2007, at a total cost of $20.1 million. We have not repurchased any shares of common stock since 2003. Through December 31, 2007, we had reissued all of these shares as contributions to our 401(k) plan or for exercised stock options under our incentive plans. For a description of our incentive plans, please read Note 8 to our Consolidated Financial Statements.

We have not guaranteed any debt not reflected on our consolidated balance sheet. In December 2003, we acquired a 50% interest in Medusa Spar LLC. At formation, Medusa Spar LLC borrowed $84 million, or approximately 50% of its total capitalization, from a group of banks. The balance of the bank loan at December 31, 2007 was $22 million, and it requires scheduled quarterly payments through 2009. The bank loan is secured by minimum throughput guarantees by the other investors in Medusa Spar LLC. We expect the minimum throughput guarantees will generate sufficient revenue for Medusa Spar LLC to repay the bank loan. We are under no obligation to provide Medusa Spar LLC or the banks with additional funds to repay the loan. At December 31, 2007, Medusa Spar LLC had $18 million of cash and cash equivalents on its balance sheet. The majority of the cash flow generated by Medusa Spar LLC will continue to be used to repay the bank loan until the loan is retired. After that, the cash flow from Medusa Spar LLC will be available for distribution to the equity holders. We received $3.4 million, $5.4 million and $2.3 million of cash distributions from Medusa Spar LLC and recognized $3.8 million, $11.2 million and $10.1 million of equity in the earnings of Medusa Spar LLC in 2007, 2006 and 2005, respectively. Medusa Spar LLC is a variable interest entity under FIN 46R, *Consolidation of Variable Interest Entities*.

As we are not the primary beneficiary of Medusa Spar LLC, we are accounting for our investment in Medusa Spar LLC using the equity method of accounting. At December 31, 2007, our investment in Medusa Spar LLC was $63 million.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization and noncash compensation under our restricted stock plans. Our $209 million, $151 million and $94 million of cash provided from operating activities in 2007, 2006 and 2005, respectively, were net of increases of $55 million, $46 million and $57 million, respectively, in accounts receivable and increases of $91 million, $84 million and $37 million, respectively, in inventory and other current assets. The increases in accounts receivable were due to increases in revenue in the fourth quarter of the respective year as compared to the fourth quarter of the preceding year. The increases in inventory and other current assets principally related to raw materials and ROV parts. The raw materials increases related to preparations for building goods in our Subsea Products segment, which experienced a revenue increase of 43% in 2007, and we anticipate continued revenue growth in 2008. The increases in ROV parts inventory related to equipment waiting for assembly into ROVs to be placed in service in the succeeding year and increases in parts to be used for servicing our growing ROV fleet.

In 2007, we used $227 million in investing activities, including $122 million to modernize and add additional units to our ROV fleet, $66 million to add capacity to our Subsea Products facilities, including our acquisition of Ifokus for $20 million. In 2006, we used $187 million in investing activities, including $113 million to modernize and add additional units to our ROV fleet and $38 million to add capacity to our Subsea Products facilities. In 2005, we used $139 million in investing activities, including $46 million related to business acquisitions, primarily Grayloc, and $56 million to modernize and add additional units and equipment to our ROV business.

In 2007, 2006 and 2005, we received $5 million, $8 million and $23 million, respectively, in cash flow from financing activities as proceeds from the sale of our common stock, primarily pursuant to the exercise of employee stock options. In addition, in 2007, 2006 and 2005, we received $8 million, $7 million and $6 million, respectively, of excess tax benefit realized from tax deductions in excess of financial statement expense related to our stock-based compensation plans.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2007 relate primarily to our permanent investments in and loans to our foreign subsidiaries. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk." Inflation has not had a material effect on our revenue or income from operations in the past three years, and no such effect is expected in the near future.

Results of Operations

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
(dollars in thousands)	2007	2006	2005
Remotely Operated Vehicles			
Revenue	$ 531,381	$ 410,256	$ 315,178
Gross Margin	168,322	129,929	84,419
Gross Margin %	32%	32%	27%
Operating Income	144,242	111,022	68,962
Operating Income %	27%	27%	22%
Utilization %	87%	85%	83%
Subsea Products			
Revenue	521,937	364,510	239,039
Gross Margin	133,285	81,380	37,113
Gross Margin %	26%	22%	16%
Operating Income	92,804	53,645	13,941
Operating Income %	18%	15%	6%
Subsea Projects			
Revenue	257,752	155,046	121,628
Gross Margin	100,577	65,119	31,122
Gross Margin %	39%	42%	26%
Operating Income	92,841	59,585	26,219
Operating Income %	36%	38%	22%
Inspection			
Revenue	219,686	169,014	154,857
Gross Margin	37,195	28,501	21,704
Gross Margin %	17%	17%	14%
Operating Income	22,749	14,946	7,946
Operating Income %	10%	9%	5%
Mobile Offshore Production Systems			
Revenue	50,103	52,931	50,091
Gross Margin	12,443	17,136	18,330
Gross Margin %	25%	32%	37%
Operating Income	11,048	16,001	16,796
Operating Income %	22%	30%	34%
Total Oil and Gas			
Revenue	$ 1,580,859	$ 1,151,757	$ 880,793
Gross Margin	451,822	322,065	192,688
Gross Margin %	29%	28%	22%
Operating Income	363,684	255,199	133,864
Operating Income %	23%	22%	15%

In response to continued increasing demand to support deepwater drilling and identified future construction and production maintenance work, we continue to build new ROVs. These new vehicles are designed for use around the world in water depths of 10,000 feet or more. We added 31 ROVs in 2007 while disposing of seven units. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities.

For each of 2007 and 2006, our ROV revenue increased 30% over the respective prior year from improvements in average revenue per day-on-hire and growth in days on hire for our expanded work-class fleet. We grew our fleet size to 210 at December 31, 2007 from 186 at December 31, 2006. Operating income increased by 30% in 2007 over 2006 and 61% in 2006 over 2005. The lower margin percentage for 2005 reflected $6.1 million of additional depreciation in 2005 associated with the retirement of four older ROVs and obsolete ROV components.

We anticipate ROV operating income to increase $25 million to $35 million in 2008 from a higher average fleet size and pricing. We expect to add approximately 30 ROVs in 2008, with most to be placed in service in the second half of the year.

Our Subsea Products revenue for 2007 rose 43% and operating income increased over 70% on increased sales of our specialty subsea products and umbilicals. Our operating margin percentage increased to 18% from 15% from better pricing and improved manufacturing execution, including better throughput and resolution during 2006 of startup problems at our U.S. umbilical manufacturing plant.

Our Subsea Products revenue in 2006 was 52% higher than in 2005, while gross margin and operating income percentages significantly improved. We achieved higher sales of umbilicals and of our specialty hardware, and segment operating income nearly quadrupled. During the year, we resolved the mechanical problems we previously experienced at our Panama City, FL umbilical facility and we processed higher volumes at all three of our umbilical manufacturing plants. The increase in sales of specialty hardware came particularly from ROV tooling and clamps. The increase in clamp sales was primarily attributable to the full year of operations from our Grayloc division, which we acquired at the end of June 2005.

We anticipate our Subsea Products segment operating income will grow $30 million to $40 million in 2008, driven by a continuation of a high level of subsea completion activity, which we expect will result in growth in our specialty hardware sales. Our Subsea Products backlog was $338 million at December 31, 2007 compared to $359 million at December 31, 2006.

In 2007, our Subsea Projects segment experienced higher revenue and operating income than 2006 from an increase in hurricane damage-related projects. Our operating income rose by over 55% on an increase in revenue of 66%. We continued to experience favorable pricing for and utilization of our vessel and diving assets. Additionally, during the year we added a saturation diving system, placed *The Performer* back into service after its upgrade, and chartered and utilized two dynamically positioned vessels and a barge. Our margin percentages decreased due to the high third-party cost content of the chartered assets.

In 2006, our Subsea Projects segment had better results than 2005 due to work related to hurricane damage from Hurricanes Katrina and Rita and an escalation in demand for installation projects and our inspection, maintenance and repair services on the deepwater infrastructure in the Gulf of Mexico. Annual operating income more than doubled as we continued to benefit from rate increases and high utilization for our seven vessels and our diving assets.

We anticipate our 2008 operating income for Subsea Projects to be about $25 million to $30 million less than in 2007, based on our expectations of the completion of two large hurricane damage-related contracts midway through 2008, four scheduled vessel drydockings in 2008, and lower demand for shallow water vessel and diving services as hurricane damage-related projects near completion.

In 2007, our Inspection revenue and margins continued to increase, due to strong growth in all of the geographic areas we serve. We continued to sell more value-added services at improved pricing.

For 2006, our Inspection revenue increased and margins improved over 2005. This was attributable to our successes in providing more value-added services, securing new contracts, and controlling our operating expenses. Our operating income grew by over 85%.

We expect that our Inspection segment operating income will improve in 2008, due to increased activity and higher pricing.

Our Mobile Offshore Production Systems three major units continued to work under the same contracts, until the termination of the contract for the *San Jacinto* in July 2007. The decreases in margins in 2007 were the result of $2.8 million of expenses incurred to move the *Ocean Pensador* from the U.S. west coast to Southeast Asia in the fourth quarter of 2007, and the anticipated decline in the dayrate of the *Ocean Legend*, as per the customer renewal option terms in the existing contract. We moved the *Ocean Pensador* to better position it in the marketplace. The vessel is now closer to several shipyards capable of modifying it for production or storage service, either for us or another owner should we sell it.

We anticipate our Mobile Offshore Production Systems operating income in 2008 will decline from 2007 as a result of a lower dayrate going into effect in mid-May 2008 for the use of the *Ocean Legend*, as per the customer renewal option terms in the existing contract, and the end of the contract on the *San Jacinto* in 2007.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
(dollars in thousands)	2007	2006	2005
Revenue	$ 162,221	$ 128,441	$ 117,750
Gross Margin	25,561	19,862	20,772
Gross Margin %	16%	15%	18%
Operating Income	14,458	11,585	12,539
Operating Income %	9%	9%	11%

Our Advanced Technologies segment's revenue and margins for 2007 increased from those of 2006 due to increased work for the U.S. Navy on submarine repair and maintenance and general engineering services. Our margins for 2006 decreased from those of 2005, primarily due to the transfer of *The Performer* to our Subsea Projects segment in April 2006. Our 2006 revenue was higher than 2005 from demand for general engineering services.

We anticipate our Advanced Technologies 2008 operating income will be lower than 2007 due to the completion in September 2007 of an engineering services contract that had been ongoing for more than five years.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. A portion of our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table that follows sets out our unallocated expenses for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
(dollars in thousands)	2007	2006	2005
Gross margin expenses	$ (64,098)	$ (45,806)	$ (34,180)
% of revenue	4%	4%	3%
Operating expenses	(88,519)	(72,448)	(52,334)
% of revenue	5%	6%	5%

Our unallocated gross margin and operating expenses increased in 2007, primarily due to higher compensation related to incentive plans as a result of record results and an escalation in information technology-related costs to support our growth.

Our unallocated gross margin and operating expenses increased in 2006 over 2005, primarily due to compensation related to incentive plans as a result of record results and our higher stock price. Our unallocated operating expenses in 2006 and 2005 included $5.8 million and $2.7 million, respectively, related to post-retirement benefits for our current chairman and former chief executive officer.

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following his services to us. The amendment included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs.

Other. The table that follows sets forth our significant financial statement items below the operating income line.

	Year Ended December 31,		
(dollars in thousands)	2007	2006	2005
Interest income	$ 1,198	$ 730	$ 505
Interest expense, net of amounts capitalized	(15,333)	(12,920)	(10,102)
Equity earnings of unconsolidated affiliates:			
Medusa Spar LLC	3,779	11,213	10,082
Other	251	838	328
Other income (expense), net	(2,020)	(3,302)	(432)
Provision for income taxes	97,124	66,401	31,770

Interest expense increased in 2007 and 2006, primarily because we used debt to partially finance capital expenditures and acquisitions. Interest expense is net of capitalized interest of $1.0 million, $0.1 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2004, we started earning equity income from our 50% investment in Medusa Spar LLC, which we acquired in December 2003. Medusa Spar LLC owns 75% of a production spar in the Gulf of Mexico and earns its revenue from fees charged on production processed through the facility. During 2004 and 2005, additional wells were connected to the facility, thereby raising 2006 throughput over the 2005 level. In 2007, we experienced a decrease in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC due to lower production throughput at the spar, and we expect this trend to continue in 2008. If the operator of the producing wells is able to either start producing from other zones in the existing wells, which are anticipated to have higher flow rates than the currently-producing zones, or connect more wells to the spar, the declining revenue trend would be reversed.

Our effective tax rate, including foreign, state and local taxes, was 35%, 35% and 34% for 2007, 2006 and 2005, respectively. In 2007, 2006 and 2005, our effective tax rates included favorable resolutions of uncertain tax positions of $1.1 million, $1.3 million and $1.8 million, respectively, related to certain tax liabilities we recorded in prior years. For 2008, we anticipate an effective tax rate of approximately 35%.

Off–Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by SEC rules.

Contractual Obligations

At December 31, 2007, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
	Total	2008	2009-2010	2011-2012	After 2012
Long-term Debt	$ 200,000	$ 20,000	$ 40,000	$ 140,000	$ -
Operating Leases	187,461	31,124	62,887	46,486	46,964
Purchase Obligations	55,365	55,365	-	-	-
Other Long-term Obligations reflected on our balance sheet under GAAP	43,796	584	1,343	3,343	38,526
TOTAL	$ 486,622	$ 107,073	$ 104,230	$ 189,829	$ 85,490

At December 31, 2007, we had outstanding purchase order commitments totaling $55 million, including approximately $29 million for ROV winches and control umbilicals for ROV units and $26 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals by our Subsea Products segment. The winches and ROV umbilicals have been ordered for new ROVs and for anticipated replacements due to normal wear and tear. We have ordered the specialized steel tubes in advance, due to the current shortage of these specialized materials caused by a general worldwide increase in demand for steel, as the lead times between placing the order and delivery have become extended. We have contracts to build umbilicals that will use approximately 59% of the orders. We also have other identified opportunities that could utilize these materials. However, should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting, or historical cost. Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for speculative or trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating-rate debt. See Note 4 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near term impact on our future earnings or cash flows. Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for several of our international operations is the applicable local currency. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $21.0 million, $17.3 million and ($14.3 million) to our equity accounts in 2007, 2006 and 2005, respectively. Positive adjustments reflect the net impact of the strengthening of various foreign currencies against the U.S. dollar for locations where the functional currency is not the U.S. dollar. Conversely, negative adjustments reflect the effect of a strengthening dollar.

We recorded foreign currency transaction gains (losses) of ($0.3 million), ($2.5 million) and $0.2 million in our Consolidated Income Statements in 2007, 2006 and 2005, respectively, related to our foreign operations. In 2006, the majority of our foreign currency losses related to our U.K. operations. Some of our U.K. subsidiary's revenue is from U.S. dollar-denominated contracts. If the U.S. dollar weakens against the British pound sterling, we will incur currency losses for the period the related accounts receivable are outstanding.

CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Ernst & Young LLP, an independent registered public accounting firm, has audited our internal control over financial reporting, as stated in their report which follows.

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited Oceaneering International, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oceaneering International, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oceaneering International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2007 an.d 2006, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2007 and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2008

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Index to Financial Statements

Index to Schedules

All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because they are not required under the relevant instructions or because the required information is set forth in the financial statements included herein or in the related footnotes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. As discussed in Note 1, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* and, as discussed in Note 1, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oceaneering International, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2008

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 27,110**	$ 26,228
Accounts receivable, net of allowances for doubtful accounts	**370,612**	315,255
Inventory and other current assets	**272,847**	182,162
Total Current Assets	**670,569**	523,645
Property and Equipment, at cost:		
Marine services equipment	**754,158**	635,490
Mobile offshore production equipment	**167,437**	152,854
Manufacturing facilities	**172,598**	151,826
Other	**153,069**	99,872
	1,247,262	1,040,042
Less accumulated depreciation	**609,155**	516,335
Net Property and Equipment	**638,107**	523,707
Other Assets:		
Goodwill	**111,951**	86,931
Investments in unconsolidated affiliates	**64,655**	64,496
Other	**46,158**	43,243
Total Assets	**$ 1,531,440**	$ 1,242,022
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 76,841**	$ 70,777
Accrued liabilities	**235,748**	180,073
Income taxes payable	**26,386**	28,856
Total Current Liabilities	**338,975**	279,706
Long-term Debt	**200,000**	194,000
Other Long-term Liabilities	**77,155**	71,552
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 55,075,238 and 54,440,488 shares issued	**13,769**	13,610
Additional paid-in capital	**210,388**	191,910
Retained earnings	**651,304**	472,525
Accumulated other comprehensive income	**39,849**	18,719
Total shareholders' equity	**915,310**	696,764
Total Liabilities and Shareholders' Equity	**$ 1,531,440**	$ 1,242,022

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Revenue	**$ 1,743,080**	$ 1,280,198	$ 998,543
Cost of services and products	**1,329,795**	984,077	819,263
Gross Margin	**413,285**	296,121	179,280
Selling, general and administrative expense	**123,662**	101,785	85,211
Income from Operations	**289,623**	194,336	94,069
Interest income	**1,198**	730	505
Interest expense, net of amounts capitalized	**(15,333)**	(12,920)	(10,102)
Equity earnings of unconsolidated affiliates	**4,030**	12,051	10,410
Other income (expense), net	**(2,020)**	(3,302)	(432)
Income before Income Taxes	**277,498**	190,895	94,450
Provision for income taxes	**97,124**	66,401	31,770
Net Income	**$ 180,374**	$ 124,494	$ 62,680
Basic Earnings per Share	**$ 3.29**	$ 2.31	$ 1.20
Diluted Earnings per Share	**$ 3.24**	$ 2.26	$ 1.17
Weighted average number of common shares	**54,786**	53,990	52,300
Incremental shares from stock equivalents	**969**	1,001	1,347
Weighted average number of common shares and equivalents	**55,755**	54,991	53,647

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	**$180,374**	$124,494	$ 62,680
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**93,776**	80,456	79,613
Gain on asset sales	**(4,198)**	-	-
Noncash compensation and other	**20,255**	11,292	562
Undistributed earnings of unconsolidated affiliates	**(33)**	(2,898)	(8,406)
Increase (decrease) in cash from:			
Accounts receivable, net	**(55,357)**	(45,758)	(56,921)
Inventory and other current assets	**(90,684)**	(83,734)	(37,477)
Other assets	**1,462**	(4,415)	(702)
Accounts payable	**6,064**	6,471	12,574
Accrued liabilities	**55,676**	37,904	26,000
Income taxes payable	**(2,470)**	12,663	11,572
Other long-term liabilities	**4,010**	14,769	4,400
Total adjustments to net income	**28,501**	26,750	31,215
Net Cash Provided by Operating Activities	**208,875**	151,244	93,895
Cash Flows from Investing Activities:			
Business acquisitions	**(25,099)**	(1,491)	(46,242)
Purchases of property and equipment	**(208,696)**	(192,351)	(96,027)
Dispositions of property and equipment	**6,941**	6,826	3,011
Net Cash Used in Investing Activities	**(226,854)**	(187,016)	(139,258)
Cash Flows from Financing Activities:			
Net proceeds from revolving credit, net of expenses	**25,561**	40,000	31,828
Payments of 6.72% Senior Notes	**(20,000)**	(20,000)	-
Proceeds from issuance of common stock	**5,277**	8,320	23,062
Excess tax benefits from stock-based compensation	**8,023**	7,372	-
Net Cash Provided by Financing Activities	**18,861**	35,692	54,890
Net Increase (Decrease) in Cash and Cash Equivalents	**882**	(80)	9,527
Cash and Cash Equivalents – Beginning of Period	**26,228**	26,308	16,781
Cash and Cash Equivalents – End of Period	**$ 27,110**	$ 26,228	$ 26,308

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Issued		Additional	Unearned			Accumulated Other Comprehensive Income (Loss)			
			Paid-in	Compen-	Treasury	Retained	Fair Value of Interest	Currency Translation		
(in thousands)	Shares	Amounts	Capital	sation	Stock	Earnings	Rate Hedge	Adjustments	Pension	Total
Balance, December 31, 2004	51,640	$ 12,910	$ 140,395	$ (447)	$ -	$ 285,351	$ -	$ 18,560	$ (2,332)	$ 454,437
Comprehensive Income:										
Net Income	-	-	-	-	-	62,680	-	-	-	62,680
Change in fair value of interest rate hedge, net of tax	-	-	-	-	-	-	518	-	-	518
Pension-related adjustments, net of tax	-	-	-	-	-	-	-	-	(217)	(217)
Translation adjustments	-	-	-	-	-	-	-	(14,269)	-	(14,269)
Total Comprehensive Income	-	-	-	-	-	62,680	518	(14,269)	(217)	48,712
Restricted stock expense	156	39	3,564	228	-	-	-	-	-	3,831
Restricted stock forfeitures	-	-	78	-	(78)	-	-	-	-	-
Stock options exercised	1,692	423	21,116	-	50	-	-	-	-	21,589
Tax benefits from stock plans	-	-	6,177	-	-	-	-	-	-	6,177
Common stock issued to company benefit plan	70	18	1,326	-	-	-	-	-	-	1,344
Treasury stock issued to company benefit plan, at average cost	-	-	-	-	28	-	-	-	-	28
Balance, December 31, 2005	53,558	13,390	172,656	(219)	-	348,031	518	4,291	(2,549)	536,118
Comprehensive Income:										
Net Income	-	-	-	-	-	124,494	-	-	-	124,494
Change in fair value of interest rate hedge, net of tax	-	-	-	-	-	-	(165)	-	-	(165)
Pension-related adjustments, net of tax	-	-	-	-	-	-	-	-	843	843
Translation adjustments	-	-	-	-	-	-	-	17,282	-	17,282
Total Comprehensive Income	-	-	-	-	-	124,494	(165)	17,282	843	142,454
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	-	-	-	-	(1,501)	(1,501)
Restricted stock expense	228	57	2,604	1,060	-	-	-	-	-	3,721
Restricted stock forfeitures	-	-	73	-	(73)	-	-	-	-	-
Restricted stock grant	32	8	856	(917)	-	-	-	-	-	(53)
Stock options exercised	622	155	8,092	-	73	-	-	-	-	8,320
Stock options expense	-	-	333	-	-	-	-	-	-	333
Tax benefits from stock plans	-	-	7,372	-	-	-	-	-	-	7,372
Balance, December 31, 2006	54,440	13,610	191,986	(76)	-	472,525	353	21,573	(3,207)	696,764
Comprehensive Income:										
Adjustment to initially apply FIN No. 48, net of tax	-	-	-	-	-	(1,595)	-	-	-	(1,595)
Net Income	-	-	-	-	-	180,374	-	-	-	180,374
Change in fair value of interest rate hedge, net of tax	-	-	-	-	-	-	(277)	-	-	(277)
Pension-related adjustments, net of tax	-	-	-	-	-	-	-	-	396	396
Translation adjustments	-	-	-	-	-	-	-	21,011	-	21,011
Total Comprehensive Income	-	-	-	-	-	178,779	(277)	21,011	396	199,909
Restricted stock expense	228	57	3,995	1,281	-	-	-	-	-	5,333
Restricted stock forfeitures	-	-	-	-	-	-	-	-	-	-
Restricted stock grant	32	8	1,306	(1,314)	-	-	-	-	-	-
Stock options exercised	375	94	5,183	-	-	-	-	-	-	5,277
Stock options expense	-	-	4	-	-	-	-	-	-	4
Tax benefits from stock plans	-	-	8,023	-	-	-	-	-	-	8,023
Balance, December 31, 2007	55,075	$ 13,769	$ 210,497	$ (109)	$ -	$ 651,304	$ 76	$ 42,584	$ (2,811)	$ 915,310

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, *Consolidation of Variable Interest Entities,* if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

On May 12, 2006, our Board of Directors declared a two-for-one stock split to be effected in the form of a stock dividend of our common stock to our shareholders of record at the close of business on May 25, 2006. The stock dividend was distributed on June 19, 2006. All historical share and per share data in these financial statements reflect this stock split. Our total number of authorized shares of common stock and the par value of our common stock were unchanged by this stock split. We have restated shareholders' equity to give retroactive recognition of the stock split for all periods presented by reclassifying an amount equal to the par value of the additional shares issued through the stock dividend from additional paid-in capital to common stock.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2005	$ 2,763	$ -	$ 112	$ 2,763	$ 112
For the year ended December 31, 2006	$ 112	$ -	$ 2	$ -	$ 114
For the year ended December 31, 2007	$ 114	$ 964	$ 49	$ 103	$ 1,024

We determine the need for allowances for doubtful accounts using the specific identification method. We do not generally require collateral from our customers.

Inventory and Other Current Assets

Inventory and other current assets consisted of the following:

(in thousands)	December 31, 2007	2006
Inventory of parts for remotely operated vehicles	$ 84,467	$ 61,763
Other inventory, primarily raw materials	140,943	78,130
Deferred income taxes	13,576	18,618
Other	33,861	23,651
Total	$ 272,847	$ 182,162

Inventory is valued at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment

We provide for depreciation of property and equipment on the straight-line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This Staff Position prohibits companies from recognizing planned major maintenance costs by accruing a liability over several reporting periods before the maintenance is performed — the accrue-in-advance method. We previously used the accrue-in-advance method for anticipated drydocking of our vessels. This Staff Position was effective for us beginning January 1, 2007, and we have since charged drydocking expenses to the income statement as incurred. There was no material effect on our financial statements from the change.

The following table sets forth the activity of our accruals for drydocking for the periods presented:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2005	$ 1,207	$ 1,022	$ (48)	$ 900	$ 1,281
For the year ended December 31, 2006	$ 1,281	$ 833	$ 27	$ 1,971	$ 170

We capitalize interest on assets where the construction period is anticipated to be more than three months. In 2007, 2006 and 2005, we capitalized $1.0 million, $0.1 million and $0.1 million of interest, respectively. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, which are held and used by us, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist, or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices less cost to sell. Assets are classified as held-for-sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. In 2005, we recorded $6.1 million of additional depreciation in our ROV segment, based on net realizable value. These provisions related to the retirement of four vehicles and obsolete ROV components.

Business Acquisitions

In June 2005, we acquired Grayloc Products L.L.C. and subsidiary (together, "Grayloc"), an oil and gas industry supplier of clamp connectors, for approximately $42 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Our goodwill, all nondeductible, associated with the Grayloc acquisition was $22 million and other intangible assets were $14 million. The results of operations of Grayloc are included in our consolidated statements of income from the date of acquisition.

In July 2007, we acquired Ifokus Engineering AS ("Ifokus"), a designer and manufacturer of specialty subsea products based in Norway, for $20 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. We have made the purchase price allocation based on information currently available to us, and the allocations are subject to change when we obtain final asset and liability valuations. Our goodwill, all nondeductible, associated with the acquisition was $18 million, and other intangible assets were $2 million. The results of operations of Ifokus are included in our consolidated statements of income from the date of acquisition.

We also made several smaller acquisitions during the periods presented.

The above acquisitions were not material. As a result, we have not included pro forma information related to those acquisitions in this report.

Goodwill and Intangible Assets

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2007, 2006 and 2005 and concluded that there was no impairment. Our reporting units are the operating units one level below our business segments, except for Inspection, which is tested as a single reporting unit. We estimated fair value using discounted cash flow methodologies and market comparable information.

Within our balance sheet caption Other Assets: Other, at December 31, 2007 and 2006, we have $15.7 million and $14.9 million, respectively, of intangible assets, primarily acquired in connection with business combinations. These intangible assets include trade names, intellectual property and customer relationships, and are being amortized over a weighted average remaining life of approximately 11 years.

Revenue Recognition

We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. In 2007, we accounted for 14% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Revenue in Excess of Amounts Billed is classified as accounts receivable and relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed on uncompleted fixed-price contracts accounted for using the percentage-of-completion method is summarized as follows:

(in thousands)	December 31, 2007	December 31, 2006
Revenue recognized	$ 193,473	$ 175,155
Less: Billings to customers	(171,070)	(167,309)
Revenue in excess of amounts billed	$ 22,403	$ 7,846

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

(in thousands)	December 31, 2007	December 31, 2006
Amounts billed to customers	$ 56,434	$ 14,073
Less: Revenue recognized	(46,022)	(8,734)
Billings in excess of revenue recognized	$ 10,412	$ 5,339

Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, through December 31, 2005, we used the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for our stock-based compensation programs. Accordingly, we did not recognize any compensation expense when the exercise price of an employee stock option was equal to the Common Share market price on the grant date and all other provisions were fixed. The following illustrates the pro forma effect on net income and earnings per share for 2005 if we had applied the fair value recognition provisions of SFAS No. 123:

(in thousands, except per share amounts)	Year Ended December 31, 2005
Net income:	
As reported	$ 62,680
Employee stock-based compensation expense included in net income, net of income tax benefit	5,727
Pro forma compensation expense determined under fair value methods for all awards, net of income tax benefit	(8,779)
Pro forma	$ 59,628
Pro forma earnings per common share:	
Basic	$ 1.14
Diluted	$ 1.11
Reported earnings per common share:	
Basic	$ 1.20
Diluted	$ 1.17

For purposes of these pro forma disclosures, the fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model. The following assumptions for the year ended December 31, 2005 were computed on a weighted average basis: expected volatility of 32.7%; risk-free interest rate of 3.65%; expected average life of 3.0 years; and no expected dividends. The weighted average fair values of the options granted in the year ended December 31, 2005 was $9.02. The estimated fair value of the options was amortized to pro forma expense over the vesting periods of the options.

Subsequent to December 31, 2005, we have accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires all share-based payments to directors, officers and employees, including grants of stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS No. 123R applies to all awards granted after December 31, 2005 and to awards modified, repurchased or canceled after that date, as well as the unvested portion of awards granted prior to December 31, 2005. We believe the pro forma expense for the period presented above provides a reasonable approximation of the share-based compensation expense that would have been recorded in our Consolidated Statement of Income in the year ended December 31, 2005 under SFAS No. 123R. Existing option grants caused us to recognize an additional amount of less than $0.01 per diluted share of share-based compensation expense for 2006, under the modified prospective transition alternative that we elected.

In light of the accounting expense recognition requirements established by SFAS No. 123R, the Compensation Committee of our Board of Directors has expressed its intention to refrain from using stock options as a component of compensation for our executive officers and other employees for the foreseeable future. Additionally, our Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future. No stock options were granted in 2006 or 2007. For more information on our employee benefit plans, see Note 8.

Income Taxes

We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for differences between carrying amounts of assets and liabilities for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity. We provide a valuation allowance against deferred tax assets when it is more likely than not that the asset will not be realized.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the criteria for recognizing income tax benefits under SFAS No. 109, *Accounting for Income Taxes*, and requires financial statement disclosures about uncertain tax positions. Effective January 1, 2007, we adopted FIN 48. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We made an adjustment of $1.6 million to reduce our retained earnings as of January 1, 2007 to record the effect of our adoption of this interpretation.

Foreign Currency Translation

The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income. We recorded ($0.3 million), ($2.5 million) and $0.2 million of foreign currency gains (losses) in 2007, 2006 and 2005, respectively, and such amounts are included as a component of Other income (expense), net.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for 2005 excluded 132,000 stock options, which were antidilutive.

Financial Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Pension and Post Retirement Benefits

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires us to recognize the funded status of the pension and postretirement plans in our balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. Changes in the funded status will be recognized in other comprehensive income (loss). We adopted SFAS No. 158 at the end of 2006, as required.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. This statement will be effective for us beginning January 1, 2008. We are evaluating the impact of this standard on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115*. SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not otherwise required to be measured at fair value under generally accepted accounting principles. A company that elects the fair value option for an eligible item will be required to recognize in current earnings any changes in that item's fair value in reporting periods subsequent to the date of adoption. SFAS No. 159 will be effective for us beginning January 1, 2008. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R still requires purchase accounting in business combinations, but it:

- requires an acquirer to recognize all assets and liabilities acquired at the acquisition date, measured at their fair values as of that date, with limited exceptions;
- requires the expensing of all transaction costs and restructuring charges;
- requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities at the full amounts of their fair market values at the acquisition date; and
- requires the acquirer to recognize contingent consideration, including earn-out arrangements, at the acquisition date, measured at its fair value at that date, with subsequent changes to be recognized in earnings.

SFAS No. 141R will apply to any acquisitions we complete on or after January 1, 2009, and earlier adoption is not allowed.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 160 requires that revenue, expenses, gains, losses, net income or loss and other comprehensive income be reported in the consolidated financial statements at the consolidated amounts, and that the amount of net income attributable to the noncontrolling interest (commonly called minority interest) be reported separately in the consolidated statement of income. SFAS No. 160 also requires that the minority ownership interest in subsidiaries be separately presented in the consolidated balance sheets within equity. We currently report the net income attributable to minority interests within our consolidated statements of income below operating income, and we report minority interest ownership on our consolidated balance sheets in other long-term liabilities. These items have not been material to us to date. SFAS No. 160 requires prospective application for us effective January 1, 2009, and earlier adoption is not allowed; however, presentation and disclosure are retroactively required.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consisted of the following:

	December 31,		
(in thousands)	2007	2006	2005
Medusa Spar LLC	$ 63,183	$ 63,149	$ 57,440
Other	1,472	1,347	4,158
	$ 64,655	$ 64,496	$ 61,598

In December 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest in a production spar platform. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed (throughput). The majority working interest owner of the Medusa field, the spar's initial location, has committed to deliver a minimum throughput, which we expect will generate sufficient revenue to repay Medusa Spar LLC's bank debt. Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. We believe our maximum exposure to loss from our investment in Medusa Spar LLC is our $63 million investment. Medusa Spar LLC is a variable interest entity. As we are not the primary beneficiary under FIN 46(R), we are accounting for our investment in Medusa Spar LLC under the equity method of accounting. Summarized 100% financial information relative to Medusa Spar LLC and a reconciliation of the underlying equity in net assets to our carrying value follows.

(in thousands)	December 31, 2007	2006	2005
Medusa Spar LLC			
Condensed Balance Sheets			
ASSETS			
Cash and cash equivalents	$ 18,181	$ 18,932	$ 8,267
Other current assets	879	1,487	4,402
Property and Equipment, net	128,983	138,461	147,938
Other Non-Current Assets	378	979	1,575
Total Assets	$ 148,421	$ 159,859	$ 162,182
LIABILITIES AND MEMBERS' EQUITY			
Current Maturities of Long-Term Debt	$ 8,810	$ 11,499	$ 13,744
Other Current Liabilities	16	24	21
Total Current Liabilities	8,826	11,523	13,765
Long-Term Debt, net of current maturities	12,928	21,738	33,237
Other Comprehensive Income	233	1,097	1,594
Members' Equity	126,434	125,501	113,586
Total Liabilities and Members' Equity	$ 148,421	$ 159,859	$ 162,182
Condensed Statements of Operations			
Revenue	$ 18,839	$ 34,216	$ 32,500
Depreciation	(9,478)	(9,477)	(9,478)
General and Administrative	(112)	(109)	(83)
Interest	(1,451)	(1,935)	(2,286)
Net Income	$ 7,798	$ 22,695	$ 20,653
Reconciliation of the Carrying Value of the Investment to Underlying Equity in Net Assets:			
Underlying Equity in Net Assets - 50%	$ 63,217	$ 62,751	$ 56,793
Basis Differences	(34)	398	647
Carrying Value of Investment in Medusa Spar LLC in the Consolidated Financial Statements	$ 63,183	$ 63,149	$ 57,440

We are amortizing the basis differences on the straight-line method over six to 15 years.

Our 50% share of the cumulative undistributed earnings of Medusa Spar LLC was $21.4 and $20.9 million at December 31, 2007 and 2006, respectively.

3. INCOME TAXES

Effective January 1, 2007, we adopted FIN 48. This interpretation clarifies the criteria for recognizing income tax benefits under SFAS No. 109, and requires disclosures about uncertain tax positions. Under FIN 48, the financial statement recognition of the benefit for a tax position depends on the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We made an adjustment of $1.6 million to our retained earnings account as of January 1, 2007 to record the effect of our adoption of this interpretation.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We charged $0.4 million to income tax expense in 2007 for penalties and interest taken on our financial statements on uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $2.8 million on our balance sheet at December 31, 2007. Including associated foreign tax credits and penalties and interest, we have accrued a total of $5.8 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, not including associated foreign tax credits and penalties and interest, is as follows (in thousands):

Balance at January 1, 2007	$ 7,001
Additions based on tax positions related to the current year	1,392
Reductions for expiration of statutes of limitations	(587)
Settlements	(356)
Balance at December 31, 2007	$ 7,450

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates. Income (loss) before income taxes attributable to the U.S. was $184 million, $108 million and $43 million for 2007, 2006 and 2005, respectively. The following table sets forth our provisions for income taxes.

	Year Ended December 31,		
(in thousands)	2007	2006	2005
U.S. federal and state	$ 54,040	$ 37,384	$ 11,930
Foreign	43,084	29,017	19,840
Total provision	$ 97,124	$ 66,401	$ 31,770
Current	$ 86,859	$ 70,661	$ 32,071
Deferred	10,265	(4,260)	(301)
Total provision	$ 97,124	$ 66,401	$ 31,770
Cash taxes paid	$ 82,171	$ 49,876	$ 19,372

As of December 31, 2007 and 2006, our worldwide deferred tax assets, liabilities and net deferred tax liabilities were as follows:

(in thousands)	December 31, 2007	December 31, 2006
Deferred tax assets:		
Deferred compensation	$ 26,297	$ 19,988
Foreign tax credit carryforwards	3,236	6,815
Accrued expenses	7,009	9,648
Deferred income	3,557	3,412
Net operating loss carryforwards	1,483	1,483
Other	12,067	10,902
Gross deferred tax assets	53,649	52,248
Valuation allowance	-	-
Total deferred tax assets	$ 53,649	$ 52,248
Deferred tax liabilities:		
Property and equipment	$ 37,664	$ 34,211
Basis difference in equity investments	15,059	13,794
Unremitted foreign earnings	7,509	4,151
Other	6,398	2,874
Total deferred tax liabilities	$ 66,630	$ 55,030
Net deferred income tax liability	$ 12,981	$ 2,782

Our net deferred tax liability is reflected on our balance sheet as follows:

(in thousands)	December 31, 2007	December 31, 2006
Deferred tax liabilities	$ 26,557	$ 21,400
Current deferred assets	(13,576)	(18,618)
Net deferred income tax liability	$ 12,981	$ 2,782

We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the U.S. and that we do not expect to repatriate. None of our foreign tax credits are scheduled to expire before December 31, 2014.

We currently have no valuation allowances for deferred tax assets. We conduct business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

(in thousands)	Year Ended December 31, 2007	2006	2005
Computed U.S. statutory expense	$ 97,124	$ 66,862	$ 33,077
State and local taxes and other, net	-	(461)	(1,307)
Total provision for income taxes	$ 97,124	$ 66,401	$ 31,770

Included in the line for state and local taxes and other, net, for 2007, 2006 and 2005 are credits of $1.1 million, $1.3 million and $1.8 million, respectively, from resolution of tax contingencies related to certain tax liabilities we recorded in prior years.

The following lists the earliest tax years open to examination by tax authorities where we have significant operations:

Jurisdiction	Periods
United States	2004
United Kingdom	2004
Norway	2000
Angola	2003
Nigeria	2002
Brazil	2001
Australia	2004
Canada	2004

4. DEBT

Long-term Debt consisted of the following:

	December 31,	
(in thousands)	2007	2006
6.72% Senior Notes	$ 60,000	$ 80,000
Revolving credit facility	140,000	114,000
Long-term Debt	$ 200,000	$ 194,000

We have $60 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in three remaining equal annual installments each September through 2010.

As of December 31, 2007, we had a $300 million revolving credit facility under an agreement (the "Credit Agreement") that currently extends to January 2012. We have to pay a commitment fee ranging from 0.125% to 0.175% on the unused portion of the facility, depending on our debt-to-capitalization ratio. Under the Credit Agreement, we have the option to borrow at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from 0.50% to 1.25%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. At December 31, 2007, we had $140 million of borrowings outstanding under the Credit Agreement and $160 million available for borrowing. The weighted average interest rates on all our outstanding borrowings were 6.2% and 6.2% at December 31, 2007 and 2006, respectively.

The 6.72% Senior Notes contain restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of our consolidated net income after April 1, 1998, plus cash proceeds from any sales of our common stock. The Credit Agreement contains restrictive covenants as to debt-to-capitalization ratio and interest coverage.

Scheduled maturities of Long-term Debt outstanding as of December 31, 2007 were as follows:

(in thousands)	6.72% Notes	Revolving Credit	Total
2008	$ 20,000	$ -	$ 20,000
2009	20,000	-	20,000
2010	20,000	-	20,000
2011	-	-	-
2012	-	140,000	140,000
Total	$ 60,000	$ 140,000	$ 200,000

Maturities in 2008 are not classified as current as of December 31, 2007, since we are able and intend to extend the maturity by reborrowing under the revolving credit facility with a maturity date after one year.

We made cash interest payments, net of amounts capitalized, of $15.2 million, $13.2 million and $10.2 million in 2007, 2006 and 2005, respectively.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2007, we occupied several facilities under noncancellable operating leases expiring at various dates through 2025. Future minimum rentals under all of our operating leases, including vessel rentals, are as follows:

(in thousands)	
2008	$ 31,124
2009	37,676
2010	25,211
2011	23,708
2012	22,778
Thereafter	46,964
Total Lease Commitments	$ 187,461

The above table includes $79 million related to the five-year time charter of a vessel and crew, which we anticipate will start in the third quarter of 2008. Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $82 million, $34 million and $38 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for all known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using management estimates and based on prior experience. We believe that we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. Although we cannot predict the ultimate outcome of these matters, we believe the ultimate liability, if any, that may result from these actions and claims will not materially affect our results of operations, cash flow or financial position.

Letters of Credit

We had $21 million and $17 million in letters of credit outstanding as of December 31, 2007 and 2006, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes. At December 31, 2007, we did not have any derivative financial instruments in place.

At December 31, 2007, our unconsolidated affiliate, Medusa Spar LLC, had an interest rate swap in place related to its outstanding debt. The notional amount of the interest rate swap is equal to the outstanding principal amount of the loan throughout the term of the debt agreement. Our share of the fair value of the interest rate swap is deferred in accumulated other comprehensive income and is subsequently reclassified into equity earnings from unconsolidated affiliates in the periods in which the hedged interest payments on the variable rate debt affect earnings.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value.

We estimated the fair value of our $60 million of 6.72% Senior Notes to be $62 million as of December 31, 2007. We arrived at this estimate by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We are a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense and aerospace industries. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects, Mobile Offshore Production Systems and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies a variety of built-to-order specialty subsea hardware. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Our Mobile Offshore Production Systems segment provides offshore production facilities through three mobile offshore production systems that we own and a 50%-owned entity, which owns 75% of another system. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings of Unconsolidated Affiliates by business segment:

(in thousands)	Year Ended December 31, 2007	2006	2005
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 531,381	$ 410,256	$ 315,178
Subsea Products	521,937	364,510	239,039
Subsea Projects	257,752	155,046	121,628
Inspection	219,686	169,014	154,857
Mobile Offshore Production Systems	50,103	52,931	50,091
Total Oil and Gas	1,580,859	1,151,757	880,793
Advanced Technologies	162,221	128,441	117,750
Total	$ 1,743,080	$ 1,280,198	$ 998,543
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 144,242	$ 111,022	$ 68,962
Subsea Products	92,804	53,645	13,941
Subsea Projects	92,841	59,585	26,219
Inspection	22,749	14,946	7,946
Mobile Offshore Production Systems	11,048	16,001	16,796
Total Oil and Gas	363,684	255,199	133,864
Advanced Technologies	14,458	11,585	12,539
Unallocated Expenses	(88,519)	(72,448)	(52,334)
Total	$ 289,623	$ 194,336	$ 94,069
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 46,305	$ 40,357	$ 39,837
Subsea Products	17,201	12,307	11,992
Subsea Projects	9,111	6,642	6,938
Inspection	3,137	2,449	5,100
Mobile Offshore Production Systems	13,510	13,168	11,612
Total Oil and Gas	89,264	74,923	75,479
Advanced Technologies	1,438	2,167	2,305
Unallocated Expenses	3,074	3,366	1,829
Total	$ 93,776	$ 80,456	$ 79,613
Equity Earnings of Unconsolidated Affiliates			
Oil and Gas			
Remotely Operated Vehicles	$ -	$ -	$ 38
Mobile Offshore Production Systems	3,779	11,213	10,082
Total Oil and Gas	3,779	11,213	10,120
Advanced Technologies	251	838	290
Total	$ 4,030	$ 12,051	$ 10,410

We determine income from operations for each business segment before interest income or expense, other income (expense), minority interests and provision for income taxes. We do not consider an allocation of these items to be practical.

For the year ended December 31, 2007, revenue from one customer, BP plc and subsidiaries, in our oil and gas business segments accounted for 14% of our total consolidated revenue. No individual customer accounted for more than 10% of our consolidated revenue in either of the years ended December 31, 2006 or 2005.

The following table presents Assets and Goodwill by business segment as of and for the periods indicated:

(in thousands)	December 31, 2007	December 31, 2006
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 550,040	$ 431,688
Subsea Products	518,790	351,865
Subsea Projects	140,870	102,826
Inspection	69,996	71,309
Mobile Offshore Production Systems	128,969	142,017
Total Oil and Gas	1,408,665	1,099,705
Advanced Technologies	42,185	45,585
Corporate and Other	80,590	96,732
Total	$ 1,531,440	$ 1,242,022
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 27,734	$ 26,547
Subsea Products	56,783	37,504
Inspection	16,980	12,426
Total Oil and Gas	101,497	76,477
Advanced Technologies	10,454	10,454
Total	$ 111,951	$ 86,931

All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

The following table presents Capital Expenditures by business segment as of and for the periods indicated:

(in thousands)	Year Ended December 31, 2007	2006	2005
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 121,643	$ 112,838	$ 56,102
Subsea Products	65,727	38,000	64,680
Subsea Projects	27,901	23,620	4,671
Inspection	14,801	3,353	5,675
Mobile Offshore Production Systems	650	13,614	3,071
Total Oil and Gas	230,722	191,425	134,199
Advanced Technologies	621	1,137	3,067
Corporate and Other	2,452	1,280	5,003
Total	$ 233,795	$ 193,842	$ 142,269

Capital expenditures in the table above include the cost of business acquisitions.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2007	2006	2005
Revenue			
Foreign:			
United Kingdom	$ 242,680	$ 156,328	$ 162,138
West Africa	225,879	151,580	130,799
Norway	176,467	105,373	129,250
Asia	90,223	55,481	66,459
Brazil	78,662	46,925	37,804
Australia	25,619	42,074	30,266
Canada	19,935	24,593	16,092
Other	21,195	17,483	15,444
Total Foreign	880,660	599,837	588,252
United States	862,420	680,361	410,291
Total	$ 1,743,080	$ 1,280,198	$ 998,543
Long-Lived Assets			
Foreign:			
Europe	$ 180,911	$ 120,321	$ 75,441
West Africa	81,647	69,230	55,069
Australia	40,091	47,589	55,171
Brazil	25,447	22,133	21,641
Asia	37,380	14,319	12,141
Other	7,551	8,844	17,795
Total Foreign	373,027	282,436	237,258
United States	462,109	408,979	336,381
Total	$ 835,136	$ 691,415	$ 573,639

Revenue is based on location where services are performed and products are manufactured.

Additional Income Statement Detail

The following schedule shows our revenue, costs and gross margins by services and products:

(in thousands)	Year Ended December 31, 2007	2006	2005
Revenue:			
Services	$ 1,193,797	$ 893,335	$ 749,645
Products	549,283	386,863	248,898
Total revenue	1,743,080	1,280,198	998,543
Cost of Services and Products:			
Services	860,582	634,243	575,347
Products	405,115	304,028	209,736
Unallocated expenses	64,098	45,806	34,180
Total cost of services and products	1,329,795	984,077	819,263
Gross margin:			
Services	333,215	259,092	174,298
Products	144,168	82,835	39,162
Unallocated expenses	(64,098)	(45,806)	(34,180)
Total gross margin	$ 413,285	$ 296,121	$ 179,280

7. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

(in thousands)	December 31, 2007	2006
Accrued Liabilities:		
Payroll and related costs	$ 126,051	$ 86,128
Accrued job costs	48,814	43,475
Deferred revenue, including billings in excess of revenue recognized	28,770	17,119
Self-insurance reserves for claims expected to be paid within one year	1,775	6,414
Other	30,338	26,937
Total Accrued Liabilities	$ 235,748	$ 180,073
Other Long-Term Liabilities:		
Deferred income taxes	$ 26,557	$ 21,400
Self-insurance reserves not expected to be paid within one year	7,019	5,632
Accrued post-employment benefit obligations	13,396	11,656
Supplemental Executive Retirement Plan	22,444	26,349
Other	7,739	6,515
Total Other Long-Term Liabilities	$ 77,155	$ 71,552

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $9.6 million, $7.6 million and $5.8 million for the plan years ended December 31, 2007, 2006 and 2005, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k) plan. In 2007, 2006 and 2005, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries, were $3.8 million, $3.5 million and $2.7 million, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the years ended December 31, 2007, 2006 and 2005 were $2.9 million, $3.2 million and $2.0 million, respectively.

We have defined benefit plans covering some of our employees in the U.K. and Norway. There are no further benefits accruing under the U.K. plan, and the Norway plan is closed to new participants. In accordance with SFAS No. 158, in 2006 we recognized the funded status of the Norwegian plan by recording an adjustment to accumulated other comprehensive income (loss) of ($1.5 million), net of tax of $0.8 million. The projected benefit obligations for both plans were $24 million and $21 million, at December 31, 2007 and 2006, respectively, and the projected fair values of the plan assets for both plans were $16 million and $14 million at December 31, 2007 and 2006, respectively.

Incentive and Stock Option Plans

Under our 2005 Incentive Plan (the "Incentive Plan"), a total of 2,400,000 shares of our common stock was made available for awards to employees and nonemployee members of our Board of Directors.

The Incentive Plan is administered by the Compensation Committee; however, the full Board of Directors makes determinations regarding awards to nonemployee directors under the Incentive Plan. The Compensation Committee or our Board of Directors, as applicable, determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. Stock options, stock appreciation rights and stock and cash awards may be made under the Incentive Plan. Options outstanding under the Incentive Plan and prior plans vest over a six-month, a three-year or a four-year period and are exercisable over a period of five, seven or ten years after the date of grant or five years after the date of vesting. Under the Incentive Plan, a stock option must have a term not exceeding seven years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option. In light of the expense recognition requirements established by SFAS 123R, which we adopted effective as of January 1, 2006, the Compensation Committee has expressed its intention to refrain from using stock options as a component of employee compensation for our executive officers and other employees for the foreseeable future. Additionally, the Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future.

In 2007 and 2006, the Compensation Committee granted awards of performance units under the Incentive Plan to certain of our key executives and employees. In 2007, our Board of Directors granted awards of performance units under the Incentive Plan to our Chairman of the Board. The performance units awarded are scheduled to vest in full on the third anniversary of the award date, or pro rata over three years if the participant meets certain age and years of service requirements. The Compensation Committee and the Board of Directors have approved specific financial goals and measures based on our cumulative cash flow from operations, and a comparison of return on invested capital and cost of capital for the three-year periods January 1, 2007 through December 31, 2009 and January 1, 2006 through December 31, 2008 for the awards granted in 2007 and 2006, respectively, to be used as the basis for the final value of the performance units. The final value of each performance unit may range from $0 to $125. Upon vesting and determination of value, the value of the performance units will be payable in cash. As of December 31, 2007, there were 168,567 performance units outstanding.

Through 2005, we recognized no compensation cost for stock options as we issued no options at an option price below the fair market value of the stock at the date of the grant. See Note 1 – "Summary of

Major Accounting Policies – Stock-Based Compensation" for fair market values and pro forma financial effects had compensation cost for these stock options been determined based on fair value.

The following is a summary of our stock option activity for the three years ended December 31, 2007:

	Shares under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2004	3,018,100	$ 13.14	
Granted	84,000	16.90	
Exercised	(1,694,950)	12.74	
Forfeited	(93,700)	13.05	
Balance at December 31, 2005	1,313,450	13.91	
Granted	-	-	
Exercised	(624,300)	13.24	$ 14,589,000
Forfeited	(25,900)	12.20	
Balance at December 31, 2006	663,250	14.61	
Granted	-	-	
Exercised	(374,850)	14.08	$ 15,125,000
Forfeited	(2,400)	11.58	
Balance at December 31, 2007	286,000	$ 15.32	$ 14,880,000

The following table provides information about the options outstanding at December 31, 2007.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2007	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2007	Weighted Average Exercise Price
$11.18 – 13.04	82,250	0.70	$ 11.46	82,250	$ 11.46
$13.05 – 16.77	81,600	1.10	$ 15.14	81,600	$ 15.14
$16.78 – 18.64	122,150	1.67	$ 18.05	122,150	$ 18.05

The aggregate intrinsic value of our exercisable stock options was $14.9 million at December 31, 2007. We received $5.3 million and $8.3 million from the exercise of stock options in 2007 and 2006, respectively. The excess tax benefit realized from tax deductions from stock options for 2007 and 2006 was $4.6 million and $4.2 million, respectively. SFAS No. 123R requires that excess tax benefits from share-based compensation be classified as a cash outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the statement of cash flows.

Restricted Stock Plan Information

During 2007 and 2006, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. During 2007, our Board of Directors granted restricted units of our common stock to our Chairman of the Board of Directors and restricted common stock to our other nonemployee directors. During 2006, our Board of Directors granted restricted common stock to our nonemployee directors. No restricted common stock units or shares of restricted common stock were granted in 2005. Over 80% of the grants made in 2007 and 2006 to our employees vest in full on the third anniversary of the award date, conditional upon continued employment. The remainder of the grants made to employees in 2007 and 2006 and all the grants made to our Chairman of the Board of Directors in 2007 and 2006 can vest pro rata over three years, provided the participant meets certain age and years-of-service requirements. For the grants to each of the participant employees and the Chairman of our Board of Directors made in 2007 and 2006, the participant will be issued a share of our common stock for the participant's vested common stock units at the earlier of three years or, if the participant vested earlier after meeting the age and service requirements, at termination of employment or service. The grants made in 2007 and 2006 to our nonemployee directors vest in full on the first anniversary of the award date conditional upon continued service as a director. Pursuant to grants of restricted common stock units to our employees made prior to 2005, at the time of each vesting, a participant receives a tax-assistance payment. Our tax-assistance payments were $7.0 million in 2007 and $7.3 million in 2006. The excess tax benefit realized from tax deductions in excess of financial statement expense was $3.4 million and $3.2 million in 2007 and 2006, respectively.

The following is a summary of our unvested restricted stock and restricted stock units for the years ended December 31, 2007 and 2006:

	Shares	Weighted Average Fair Value at Grant Date	Aggregate Intrinsic Value
Balance at December 31, 2005	1,016,700	$ 9.47	
Granted	233,900	28.67	
Vested	(304,800)	9.03	$ 13,131,000
Forfeited	(28,550)	10.81	
Balance at December 31, 2006	917,250	14.47	
Granted	245,750	41.05	
Vested	(259,933)	12.02	$ 13,770,000
Forfeited	(17,617)	25.44	
Balance at December 31, 2007	885,450	$ 22.35	

Each grantee of shares of restricted common stock is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2007 and 2006 carry no voting rights, but they carry a dividend right should we pay dividends on our common stock.

Prior to December 31, 2005, we had accounted for our grants of restricted stock units as variable awards, until the associated performance criteria had been met. Effective with our adoption of SFAS No. 123R, the unvested portions of these grants have been valued at their estimated fair values as of their respective grant dates. We used a Black-Scholes methodology to produce a Monte Carlo simulation model, which allows for the incorporation of the performance criteria that had to be met before the awards were earned by the holders. The valuations allowed for variables, such as volatility, the risk-free interest rate, dividends and performance hurdles. The assumptions used for grants prior to 2006 were: expected volatility of 50% (based on historic analysis), risk-free interest rate of 2% and no dividends. The grants in 2007 and 2006 were subject only to vesting conditioned on continued employment; therefore, these grants were valued at the grant date fair market value as of the close on the New York Stock Exchange.

Compensation expense under the restricted stock plans was $25.0 million, $17.0 million and $8.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, we had $7.8 million of future expense to be recognized related to our restricted stock unit plans over a weighted average remaining life of 1.7 years.

Shareholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992, which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one two-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $30 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered, we will generally be entitled to redeem the Rights for $0.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Rights expire on November 20, 2011.

Post-Employment Benefit

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following his services to us. The amendment included a lump-sum cash buyout, paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $4.8 million and $10.5 million at December 31, 2007 and 2006, respectively.

As part of the arrangements relating to the Chairman's post-employment benefits, we established an irrevocable grantor trust, commonly known as a "rabbi trust," to provide the Chairman greater assurance that we will set aside an adequate source of funds to fund payment of the post-retirement benefits under this agreement, including the medical coverage benefits payable to the Chairman, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of the Chairman, which we had previously obtained, and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of the trust exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not available to fund our future operations until the trust terminates, which is not expected to be during the lives of the Chairman, his spouse or their children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2007				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 344,004	$ 432,041	$ 485,424	$ 481,611	$ 1,743,080
Gross profit	79,602	106,010	117,513	110,160	413,285
Income from operations	53,536	76,298	85,605	74,184	289,623
Net income	33,166	47,873	53,853	45,482	180,374
Diluted earnings per share	$ 0.60	$ 0.86	$ 0.96	$ 0.81	$ 3.24
Weighted average number of common shares and equivalents	55,474	55,678	55,821	55,934	55,755

	Year Ended December 31, 2006				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 289,509	$ 311,063	$ 337,263	$ 342,363	$ 1,280,198
Gross profit	60,317	71,957	88,225	75,622	296,121
Income from operations	37,964	47,899	60,591	47,882	194,336
Net income	25,502	30,601	38,547	29,844	124,494
Diluted earnings per share	$ 0.47	$ 0.56	$ 0.70	$ 0.54	$ 2.26
Weighted average number of common shares and equivalents	54,776	55,088	55,283	55,349	54,991

Directors & Key Management

Directors & Key Management

Directors

T. Jay Collins
President and Chief Executive Officer of Oceaneering International, Inc.

Jerold J. DesRoche
Partner and a Director of National Power Company

David S. Hooker
Chairman of Ocean Hover Limited and Avoco Secure Ltd., and a Director of Aminex plc and a Director of Eleuthera Capital Ltd.

John R. Huff
Chairman of Oceaneering International, Inc., a Director of BJ Services Company, a Director of KBR, Inc., a Director of Rowan Companies, Inc., and a Director of Suncor Energy Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and Affiliated Businesses

Harris J. Pappas
President of Pappas Restaurants, Inc. and a Director of Luby's, Inc.

Corporate Management

T. Jay Collins
President and Chief Executive Officer

M. Kevin McEvoy
Executive Vice President

Marvin J. Migura
Senior Vice President and Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel, and Secretary

F. Richard Frisbie
Senior Vice President Deepwater Technologies

Stephen E. Bradshaw
Vice President Business Development

Janet G. Charles
Vice President Human Resources

Gregg K. Farris
Vice President Information Technology

W. Cardon Gerner
Vice President and Chief Accounting Officer

Todd Hoefler
Vice President Supply Chain Management

Robert P. Mingoia
Vice President and Treasurer

Robert P. Moschetta
Vice President Health Safety Environment

Jack Jurkoshek
Director Investor Relations

David K. Lawrence
Assistant General Counsel

David M. Leung
Manager Insurance

Robert H. Stevenson
Manager Taxation

John L. Zachary
Director Financial Business Systems

Administrative Management

Americas

Jerry A. Gauthier
Vice President & General Manager, Americas Region

Charles A. Royce
Vice President, Sales & Marketing

Scott A. Wagner
Vice President & General Manager, Country Manager Brazil

Duane Landry
Region Controller

Duane Lodrigue
Region Human Resources Manager

Ernesto Marcos
Country Manager, Mexico

Bruce McDowell
Manager, Global Sourcing

Peg Newman
Manager, Marketing

Wayne A. Reed
Manager, HSE Americas

Eastern Hemisphere

Alex Westwood
Senior Vice President

Alan Davidson
Supply Chain Manager

Dave Evans
HSE Manager

Colin Forbes
Regional Legal Counsel

Fiona Inkster
Director, Human Resources

Bill Kirton
Regional Manager, IT

Chandru Lalwani
Region Controller

Bernt Aage Lie
General Manager, Commercial & Administration, Norway

Andrew Mackie
Manager, Tax

Amir Thuraisingham
Controller, Asia

ROV

Kevin Kerins
Vice President & General Manager WW ROV

David Kelsall
Business Manager

Mark Philip
Technical Manager

Dell D. Dodson
Manager, WW ROV SCM

Brett Eychner
General Manager Operational Engineering and Installations

Tom Halligan
Manager, WW ROV Equipment Maintenance

J. David Macnamara
Manager, Worldwide ROV Materials

Americas

Robert "Pat" Mannina
Vice President & General Manager, Americas ROV

Jeff Harris
Commercial Manager

Tim Lawrence
Manager, Canada

Chris Nicholson
General Manager, Deep Sea Systems International

Brazil

Damon Hickey
Operations Manager

U.K.

Espen Ingebretsen
ROV Manager

Norway

Erik H. Saestad
General Manager

Africa, Middle East, and Caspian Sea

Martin McDonald
General Manager

Jonathon E. Playford
Commercial Manager

Harold Roberts
Angola Country Manager

Neil Wellam
Manager, Business Development, Nigeria

Asia

Andrew Atkinson
General Manager

Fred Kilgore
Operations Manager

Subsea Products

Philip D. Gardner
Senior Vice President, Subsea Products

Group Management

Robert C. Burnett
Contracts Group Manager

Alan Curtis
Controller, Subsea Products

Anthony Franklin
Director, Subsea Products Business Development

Stacey Greene
Manager, Subsea Products HSE

Russell W. Talbot
Director, Subsea Products Quality Assurance

Multiflex

Peter Worman
Vice President, Engineering

Charles W. Davison
Vice President, Manufacturing

Craig Quenstedt
Controller, Multiflex

Jeffrey M. White
Vice President, Sales & Marketing

Charlie Backhouse
General Manager, Multiflex U.K.

Julio Damiao
General Manager, Multiflex Brazil

Carlos Niemeyer
Commercial Manager, Multiflex Brazil

Alan Stevenson
Sales Manager, Multiflex U.K.

Linda Wainright
General Manager, Multiflex U.S.

Duke Watson
Sales Manager, Multiflex U.S.

Oceaneering Intervention Engineering

Mark Galagaza
Vice President, OIE

Drew Trent
Vice President, Deepwater Technical Solutions

Chad Blanchard
Manager, IWOCS Service/Rental

Ross Boxleitner
Manager, MIMIC

Charles Eric Brown
General Manager, OIE U.K.

John Charalambides
Manager, Pipeline Repair Systems

Michael T. Cunningham
Manager, Sales & Marketing

John Davis
Manager, Intervention Engineering

Paul A. Frikstad
General Manager, Rotator

Bruce T. Garthwaite
Vice President, Exploration & Production Support

Charles B. Hansen
General Manager, DTS Norway

Curtis Hensley
Manager, DTS Supply Chain & Manufacturing Operations

Michael Hessel, Jr.
Manager, High Performance Cable

Patrick Hill
Controller, OIE

Dave McKechnie
Manager, Eastern Hemisphere DTS

Peter A. Moles
Chief Engineer, Special Projects

Richard Parker
Manager, OIE Supply Chain & Manufacturing Operations

Michele Reed
Manager, U.S. DTS Operations

Graeme Reynolds
Manager, BOP Controls

Mike Robbins
General Manager, Grayloc Products

Van VanDeCapelle
Manager, Technical Services

Subsea Projects/Diving

Norb D. Gorman
Vice President & General Manager, Oilfield Projects & Diving

Projects

Randall G. Kille
Manager, IMR Projects

Warren Klingler
Manager, Dive/Marine

Mike Ellis
Manager, Installation Projects

Lanny L. Falgout
Commercial Manager

Blaine LeCompte
Manager, Business Development

Tommy Lord
Manager, Shore Base Logistics

Patrick Matthews
Manager, Survey

Dave Medeiros
IMR Projects Manager

Steve Olmos
Projects Group Manager

Kirk Schumacher
Manager, Engineering

Mike Todd
Manager, Operations

Diving

Steven Hall
Manager, Diving

Jack Couch
Manager, Special Projects

Gerald Klein
Manager, Operations

Marine

Darrin McGuire
Manager, Marine

Inspection

Eric Johnston
Vice President, Inspection

John Deighan
CQI Manager

Malcolm Gray
Pipelines Manager

John McMenemy
International Commercial Manager

James McNab
Global Technology Manager

Frances Milne
Business Manager

C. Andre Olivier
Inspection Manager, Americas

Neil Riddle
Inspection Manager, Asia, Africa, & Middle East

Nigel Smith
ACET Software Development Manager

John Watkinson
Inspection Manager, U.K. NDT

Mobile Offshore Production Systems

Clyde Hewlett
Vice President & General Manager

Eric Adams
Vice President, Business Development

Mike Cherry
Operations Manager, Angola

Andy Henderson
Manager, Subsea Tiebacks

Max Kattner
Engineering Manager

Ed Liles
Project Manager

Ben Newton
Managing Director, Australia

Rick Spottswood
Construction Manager

Richard J. Thompson
Manager of Operations

Advanced Technologies

John R. Kreider
Senior Vice President

Charles B. Young
Vice President, Strategic Business Planning

Robert Brown
Controller

Renauld Washington
Manager, HSE

Marine Services

Tom Stowell
Vice President & General Manager

Chuck Doty
Director, Submarine and Surface Ship Programs

Martin Merzwa, Sr.
Director, Business Development

John Ritzo
Director, Production Support Group

Jeffrey Schmid[illegible]
Director, Submarine Safety

Tom VanPetten
Director, Deep Submergence and Special Projects Programs

Oceaneering Space Systems (OSS)

Mark M. Gittl[illegible]man
Vice President & General Manager

James F. Buchli
Director, Strategic Planning

Kent Copeland
Program Manager, Robotics & Automation Programs

Jim Kline
Manager, Product Assurance/HSE

Roy Klusendor[illegible]
Director, Business Development

Frank Sager
Program Manager, Operations & Services / NBL

Dave Wallace
General Manager, Thermal & Military Systems

Michael Withe[illegible]
Sr. Program Manager, Human Space Flight Programs

Oceaneering Technologies (OTECH)

Duncan McLea[illegible]
Vice President & General Manager

Phil Beierl
Manager of Programs Marine Projects

John Hammond
Manager, OTECH San Diego

Larry Karl
Manager, Marine Systems

Jim Kelly
Manager of Programs Marine Systems

George Kotula
Manager, Operations

Craig McLaughlin
Manager, OTECH Nauticos

Dave Weaver
Manager, Marine Projects

Entertainment Systems

Dave Mauck
Manager, Entertainment Systems

Mike Boshears
Manager, Business Development

Brian Schwatk[illegible]
Manager, Engineering Services

Nick Thomarea[illegible]
Manager, Business Administration Services

Ron Garber
Manager of Programs

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website, www.oceaneering.com, by selecting "Investor Relations," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr., Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

Forward-Looking Statements

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information at the time this report was written and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions; prices of crude oil and natural gas; Oceaneering's ability to obtain and the timing of new projects; operating risks; changes in government regulations; technological changes; and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2007 and other periodic filings with the Securities and Exchange Commission.



The use in this report of such terms as Oceaneering, Company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.



OCEANEERING INTERNATIONAL, INC.

11911 FM 529, Houston, Texas 77041-3000

April 11, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Oceaneering International, Inc. The meeting will be held on Friday, May 16, 2008, at 8:30 a.m., local time, at our regional office located at 5004 Railroad Avenue, Morgan City, Louisiana 70380.

On the following pages, you will find the Notice of Annual Meeting of Shareholders and Proxy Statement giving information concerning the matters to be acted on at the meeting. Our Annual Report to Shareholders describing Oceaneering's operations during the year ended December 31, 2007 is enclosed.

We hope you will be able to attend the meeting in person. Whether or not you plan to attend, please take the time to vote. In addition to using the enclosed paper proxy card to vote, which you may sign, date and return in the enclosed postage-paid envelope, you may vote your shares via the Internet or by telephone by following the instructions included in this package.

Thank you for your interest in Oceaneering.

John R. Huff
Chairman of the Board

T. Jay Collins
President and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 16, 2008.

The proxy statement and annual report are available on the Internet at www.oceaneering.com/InvestorRelations.asp at "Annual Reports and Proxies."

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

- the date, time and location of the meeting;
- a list of the matters intended to be acted on and our recommendations regarding those matters;
- any control/identification numbers that you need to access your proxy card; and
- information about attending the meeting and voting in person.

OCEANEERING INTERNATIONAL, INC.

11911 FM 529, Houston, Texas 77041-3000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 16, 2008

To the Shareholders of Oceaneering International, Inc.:

The Annual Meeting of Shareholders of Oceaneering International, Inc., a Delaware corporation ("Oceaneering"), will be held on Friday, May 16, 2008, at 8:30 a.m., local time, at our regional office located at 5004 Railroad Avenue, Morgan City, Louisiana 70380, to consider and take action on the following:

- election of two Class I directors as members of the Board of Directors of Oceaneering to serve until the 2011 Annual Meeting of Shareholders or until a successor has been duly elected and qualified (Proposal 1);
- approval of an amendment of the Restated Certificate of Incorporation of Oceaneering to increase the number of authorized shares of common stock (Proposal 2);
- ratification of the appointment of Ernst & Young LLP as independent auditors of Oceaneering for the year ending December 31, 2008 (Proposal 3); and
- transaction of such other business as may properly come before the Annual Meeting of Shareholders or any adjournment or postponement thereof.

The Board of Directors recommends a vote in favor of Proposal 1, Proposal 2 and Proposal 3.

The close of business on March 24, 2008 is the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof.

Our Board welcomes your personal attendance at the meeting. Whether or not you expect to attend the meeting, please submit a proxy as soon as possible so that your shares can be voted at the meeting. You may submit your proxy by filling in, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope. Please refer to page 1 of the Proxy Statement and the proxy card for instructions for proxy voting by telephone or over the Internet.

By Order of the Board of Directors,

George R. Haubenreich, Jr.
Senior Vice President, General Counsel
and Secretary

April 11, 2008

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH INSTRUCTIONS IN THIS PROXY STATEMENT AND ON YOUR PROXY CARD.

Revocability of Proxies

If you have one or more stock certificates issued in your own name, and you vote by proxy, mail, the Internet or telephone, you may later revoke your proxy instructions by:

- sending a written statement to that effect to our Corporate Secretary at 11911 FM 529, Houston, Texas 77041-3000, the mailing address for the executive offices of Oceaneering;
- submitting a proxy card with a later date signed as your name appears on the stock certificate(s);
- voting at a later time by telephone or the Internet; or
- voting in person at the Annual Meeting.

If you have shares held through a brokerage firm, bank or other custodian, and you vote by proxy, you may later revoke your proxy instructions only by informing the custodian in accordance with any procedures it sets forth.

PROPOSAL 1

Election of Directors

Our Certificate of Incorporation divides our Board into three classes, each consisting as nearly as possible of one-third of the members of the whole Board. There are currently two members of each class. The members of each class serve for three years following their election, with one class being elected each year.

Two Class I directors are to be elected at the 2008 Annual Meeting. In accordance with our bylaws, directors are elected by a plurality of the votes cast. Accordingly, abstentions and broker "non-votes" marked on proxy cards will not be counted in the election. The Class I directors will serve until the 2011 Annual Meeting of Shareholders or until a successor has been duly elected and qualified. The directors of Classes II and III will continue to serve their terms of office, which will expire at the Annual Meetings of Shareholders to be held in 2009 and 2010, respectively.

The persons named in the accompanying proxy intend to vote all proxies received in favor of the election of the nominees named below, except in any case where authority to vote for the directors is withheld. Although we have no reason to believe that the nominees will be unable to serve as directors, if either nominee withdraws or otherwise becomes unavailable to serve, the persons named as proxies will vote for any substitute nominee our Board designates.

Set forth below is information (ages are as of May 16, 2008) with respect to the nominees for election as directors of Oceaneering.

Nominees

2008 - Class I Directors

T. Jay Collins

Mr. Collins, 61, has been Chief Executive Officer of Oceaneering since May 2006 and President of Oceaneering since 1998. He previously served as Chief Operating Officer of Oceaneering from 1998 until 2006. He also served as Executive Vice President – Oilfield Marine Services of Oceaneering from 1995 to 1998 and as Senior Vice President and Chief Financial Officer of Oceaneering from 1993 until 1995. Mr. Collins has been a director of Oceaneering since 2002.

D. Michael Hughes

Mr. Hughes, 69, has been owner of The Broken Arrow Ranch and affiliated businesses, which harvest, process and market wild game meats, since 1983. He has been associated with Oceaneering since its incorporation, serving as Chairman of the Board from 1970 to 1980 and from 1984 to 1990. He is Chairman of the Nominating and Corporate Governance Committee of Oceaneering's Board and a member of the Audit Committee of Oceaneering's Board. Mr. Hughes has been a director of Oceaneering since 1970.

Continuing Directors

Information below (ages are as of May 16, 2008) is for those directors whose terms will expire in 2009 and 2010.

2009 - Class II Directors

Jerold J. DesRoche

Mr. DesRoche, 71, has been a partner and a director of National Power Company, a privately owned company that owns and operates power generation facilities using waste fuels and renewable energy, since 1991. He served as President and Chief Executive Officer of ABB Combustion Engineering Canada, Inc. from 1988 to 1991. He is a member of the Compensation Committee and the Nominating and Corporate Governance Committee of Oceaneering's Board. Mr. DesRoche has been a director of Oceaneering since 2003.

John R. Huff

Mr. Huff, 62, has been Chairman of Oceaneering's Board of Directors since August 1990. He served as Chief Executive Officer of Oceaneering from 1986 to May 2006. Mr. Huff also serves as a director of BJ Services Company, Rowan Companies, Inc., KBR, Inc. and Suncor Energy, Inc. Mr. Huff has been a director of Oceaneering since 1986.

2010 - Class III Directors

David S. Hooker

Mr. Hooker, 64, has been Chairman of Avoco Secure Ltd., a software development and distribution company which principally focuses on applications providing document content security and authentication, since November 2006, and Chairman of Ocean Hover Limited, an oilfield hovercraft marketing organization, since January 2004. Previously, he served as Chairman of Goshawk Insurance Holdings PLC, an insurance company, from January 1996 to October 2003. He is also a director of Aminex plc, an oil and gas exploration and production company, and a director of Eleuthera Capital Ltd., a helium exploration company. He is Chairman of the Audit Committee of Oceaneering's Board and a member of the Nominating and Corporate Governance Committee of Oceaneering's Board. Mr. Hooker has been a director of Oceaneering since 1973.

Harris J. Pappas

Mr. Pappas, 62, has been President of Pappas Restaurants, Inc., a privately owned multistate restaurant group, since 1983 and Chief Operating Officer and director of Luby's, Inc., a publicly owned restaurant company, since March 2001. He also serves on the Advisory Boards of Frost National Bank in Houston and the Boys & Girls Clubs of Greater Houston. He is Chairman of the Compensation Committee of Oceaneering's Board and a member of the Audit Committee of Oceaneering's Board. Mr. Pappas has been a director of Oceaneering since 1996.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth the number of shares of Common Stock beneficially owned as of March 24, 2008 by each director and nominee for director, each of the executive officers named in the Summary Compensation Table in this Proxy Statement and all directors and executive officers as a group. Except as otherwise indicated, each individual named has sole voting and dispositive power with respect to the shares shown.

Name	Number of Shares (1)	Shares Underlying Restricted Stock Units (2)	Total
T. Jay Collins	36,000	147,500	183,500
Jerold J. DesRoche	16,000	--	16,000
Philip D. Gardner	40,200	34,500	74,700
George R. Haubenreich, Jr.	18,420	60,800	79,220
David S. Hooker	64,000	--	64,000
John R. Huff	123,100	171,500	294,600
D. Michael Hughes	24,600	--	24,600
M. Kevin McEvoy	27,786	68,000	95,786
Marvin J. Migura	18,000	62,200	80,200
Harris J. Pappas	112,390	--	112,390
All directors and executive officers as a group (11 persons)	480,630	551,500	1,032,130

(1) Includes the following shares subject to stock options exercisable as of March 24, 2008: Mr. Gardner – 27,500; Mr. Hooker – 40,000; Mr. Pappas – 60,000; and all directors and executive officers as a group – 127,500. There are no other outstanding stock options for directors and executive officers. Also includes the following shares granted pursuant to restricted stock award agreements, as to which the recipient has sole voting power and no dispositive power: Mr. DesRoche – 8,000; Mr. Hooker – 8,000; Mr. Hughes – 8,000; Mr. Pappas – 8,000 and all directors and executive officers as a group – 32,000. Also includes the following share equivalents, which are fully vested but are held in trust pursuant to the Oceaneering Retirement Investment Plan (the "401(k) Plan"), as to which the individual has the right to direct the plan trustee on how to vote: Mr. McEvoy – 9,786; and all directors and executive officers as a group – 9,920. At withdrawal, the share equivalents are settled in shares of Common Stock. Each executive officer and director owns less than 1% of the outstanding Common Stock; all directors and executive officers as a group own (1) less than 1% of the outstanding Common Stock and (2) approximately 1.9% of the total of the outstanding shares of Common Stock and the shares underlying restricted stock units owned by directors and executive officers.

(2) Includes shares of Common Stock that are represented by restricted stock units of Oceaneering that are credited to the accounts of certain individuals and are subject to vesting. The individuals have no voting or investment power over these restricted stock units.

Listed below is the only person who, to our knowledge, may be deemed to be a beneficial owner as of March 24, 2008 of more than 5% of the outstanding shares of Common Stock. This information is based on statements filed with the Securities and Exchange Commission (the "SEC").

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
FMR LLC 82 Devonshire Street Boston, MA 02109	6,183,082 (2)	11.2

(1) The percentage is based on the total number of issued and outstanding shares of Common Stock as of March 24, 2008.

(2) The amount beneficially owned of 6,183,082 shares as shown, is as reported by FMR LLC ("FMR") in a Schedule 13G filed with the SEC on February 15, 2008. Includes 4,367,437 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR, as a result of its acting as an investment advisor to various investment companies (the "Funds"). FMR and Edward C. Johnson III, Chairman of FMR, through FMR's control of Fidelity and the Funds, each has sole power to dispose of the 4,367,437 shares owned by the Funds. Neither FMR nor Edward C. Johnson III has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Strategic Advisors, Inc., 82 Devonshire, Boston MA 02109, a wholly owned subsidiary of FMR and an investment advisor beneficially owns 100 shares Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, MA 02109, an indirect wholly owned subsidiary of FMR, is the beneficial owner of 2,900 shares. Edward C. Johnson III and FMR, through its control of PGALLC, each has sole dispositive power over 2,900 shares and sole power to vote or to direct the voting of 2,900 shares owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), 53 State Street, Boston, MA 02109, an indirect wholly owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities and Exchange Act of 1934, is the beneficial owner of 447,600 shares as a result of its serving as an investment manager of institutional accounts owning such shares. Edward C. Johnson III and FMR, through FMR's control of PGATC, each has sole dispositive power over 447,600 shares and sole power to vote or to direct the voting of 392,100 shares owned by the institutional accounts managed by PGATC. Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 1,365,045 shares.

Corporate Governance

During 2007, our Board of Directors held six meetings of the full Board and 23 meetings of the committees of the Board. Each director attended at least 75% of the aggregate number of meetings of the Board and meetings of the committees of the Board on which he served. In addition, we have a policy that directors are encouraged to attend the annual meeting. Last year, all of our directors attended our annual meeting. In 2007, the nonemployee directors met in regularly scheduled executive sessions without management present, and similar sessions are scheduled for 2008. The chairmen of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee chair these executive sessions on a rotating basis. Interested parties may communicate directly with the nonemployee directors by sending a letter to the "Board of Directors (independent members)," c/o Corporate Secretary, Oceaneering International, Inc., 11911 FM 529, Houston, Texas 77041-3000.

Under rules adopted by the New York Stock Exchange, our Board of Directors must have a majority of independent directors. A director qualifies as independent only if the Board affirmatively determines that the director has no material relationship with us. In evaluating each director's independence, the Board considered relationships and transactions between each director, his family members and any business, charity or other entity in which the director has an interest, on the one hand, and us and our senior management, on the other hand. As a result of this review, the Board affirmatively determined that all our directors are independent, except for Mr. Huff, who had served as our Chief Executive Officer until May 2006, and Mr. Collins, who is our President and Chief Executive Officer.

We have three standing committees of our Board of Directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. Our Board of Directors has determined that each member of these committees is independent in accordance with the requirements of the New York Stock Exchange. Our Board has also determined that each member of the Audit Committee meets the independence requirements for service on an audit committee that the SEC has established.

The Audit Committee

The Audit Committee, which is comprised of Messrs. Hooker (Chairman), Hughes and Pappas, held 13 meetings during 2007. Our Board of Directors determined that all members of the Audit Committee are audit committee financial experts as defined in the applicable rules of the SEC. For information relating to the background of each member of the Audit Committee, see the biographical information under "Proposal 1 – Election of Directors" and "Continuing Directors." The Audit Committee is appointed by our Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, to assist the Board in its oversight of:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independence, qualifications and performance of our independent auditors;
- the performance of our internal audit functions; and
- the adequacy of our internal control over financial reporting.

Our management is responsible for our internal controls and preparation of our consolidated financial statements. Our independent auditors are responsible for performing an independent audit of the consolidated financial statements and issuing a report thereon. The Audit Committee is responsible for overseeing the conduct of these activities and, subject to shareholder ratification, appointing our independent auditors. As stated above and in the Audit Committee Charter, the Audit Committee's responsibility is one of oversight. The Audit Committee is not providing any expert or special assurance as to Oceaneering's financial statements or any professional certification as to the independent auditor's work.

In discharging its duties, the Audit Committee reviews and approves the scope of the annual audit, non-audit services to be performed by the independent auditors and the independent auditors' audit and non-audit fees; reviews and discusses with management (including the senior internal auditor) and the independent auditors the annual audit of our internal control over financial reporting; recommends to our Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for filing with the SEC; meets independently with our internal auditors, independent auditors and management; reviews the general scope of our accounting, financial reporting, annual audit and internal audit programs and matters relating to internal control systems, as well as the results of the annual audit and interim financial statements, auditor independence issues and the adequacy of the Audit Committee charter; and reviews with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding our financial statements or accounting policies. A copy of the Audit Committee charter is attached to this Proxy Statement as Appendix A and available on the Corporate Governance page of our Web site (www.oceaneering.com). Any shareholder who so requests may obtain a written copy of the charter from us. The report of the Audit Committee is included in this Proxy Statement under the heading "Report of the Audit Committee."

The Compensation Committee

The Compensation Committee, which is comprised of Messrs. Pappas (Chairman) and DesRoche, held six meetings during 2007. The Compensation Committee is appointed by our Board of Directors to:

- assist the Board in discharging its responsibilities relating to (1) compensation of our executives, other key employees and nonemployee directors and (2) employee benefit plans and practices; and

- produce or assist management with the preparation of any reports that may be required from time to time by the rules of the NYSE or the SEC to be included in our proxy statements for our annual meetings of shareholders or annual reports on Form 10-K.

Specific duties and responsibilities of the Compensation Committee include: general oversight of our executive and key employee compensation plans and benefit programs; reviewing and approving objectives relevant to the compensation of executives and key employees, including administration of annual bonus plans, long-term incentive plans, supplemental executive retirement plan and severance, termination and change-of-control arrangements; approving employment agreements for key executives; reviewing and making recommendations to the Board regarding the director and officers' indemnification and insurance matters; evaluating the performance of executives and key employees, including our Chief Executive Officer; recommending to the Board the compensation for the Board and committees of the Board; and annually evaluating its performance and its charter.

Since 2004, the Compensation Committee has engaged Mercer, formerly known as Mercer Human Resource Consulting ("Mercer"), to assist the Compensation Committee in its administration of compensation for our executives and other key employees. Mercer assisted the Compensation Committee in the design and particulars of our 2007 long-term incentive program. Mercer performed a market analysis of total direct compensation (the sum of salary, annual incentive bonus, and long-term incentive compensation) and retirement plan value for our executives and other key employees and compensation for nonemployee directors among peer group companies and other survey data, see "Compensation Discussion and Analysis – The Role of the Compensation Consultant " in this Proxy Statement. The Compensation Committee approved the form and amounts of our 2007 long-term incentive program and compensation for our executive officers and other key employees, and recommended to the Board the forms and amounts of compensation for nonemployee directors.

A copy of the Compensation Committee charter is available on the Corporate Governance page of our Web site (www.oceaneering.com). Any shareholder who so requests may obtain a written copy of the charter from us. The report of the Compensation Committee is included in this Proxy Statement under the heading "Report of the Compensation Committee."

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which is comprised of Messrs. Hughes (Chairman), DesRoche and Hooker, held four meetings during 2007. The Nominating and Corporate Governance Committee is appointed by our Board of Directors to:

- identify individuals qualified to become directors of Oceaneering;
- recommend to our Board candidates to fill vacancies on our Board or to stand for election to the Board by our shareholders;
- recommend to our Board a director to serve as Chairman of the Board;
- recommend to our Board committee assignments for directors;
- periodically assess the performance of our Board and its committees;
- evaluate related-person transactions in accordance with our policy regarding such transactions; and
- periodically review and assess the adequacy of our corporate governance policies and procedures.

The Nominating and Corporate Governance Committee operates under a written charter adopted by our Board of Directors. A copy of this charter and a copy of our Corporate Governance Guidelines are available on the Corporate Governance page of our Web site (www.oceaneering.com). Any shareholder who so requests may obtain a written copy of each of these documents from us.

The Nominating and Corporate Governance Committee solicits ideas for potential Board candidates from a number of sources, including members of our Board of Directors and our executive officers. The Committee also has authority to select and compensate a third-party search firm to help identify candidates, if it deems it advisable to do so.

The Nominating and Corporate Governance Committee will also consider nominees recommended by shareholders in accordance with our bylaws. In assessing the qualifications of all prospective nominees to the Board, the Nominating and Corporate Governance Committee will consider, in addition to criteria set forth in our bylaws, each nominee's personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the best interests of Oceaneering and its shareholders. Consideration also will be given to the Board's having an appropriate mix of backgrounds and skills. A shareholder who wishes to recommend a nominee for director should comply with the procedures specified in our bylaws, as well as applicable securities laws and regulations of the New York Stock Exchange. The Nominating and Corporate Governance Committee will consider all candidates identified through the processes described above, whether identified by the Committee or by a shareholder, and will evaluate each of them on the same basis.

As to each person a shareholder proposes to nominate for election as a director, our bylaws provide that the nomination notice must:

- include the name, age, business address and principal occupation or employment of that person, the number of shares of Common Stock beneficially owned or owned of record by that person and any other information relating to that person that is required to be disclosed under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related SEC rules and regulations; and
- be accompanied by the written consent of the person to be named in the proxy statement as a nominee and to serve as a director if elected.

The nomination notice must also include, as to that shareholder and the beneficial owner, if any, of Common Stock on whose behalf the nomination or nominations are being made:

- the name and address of that shareholder, as they appear on our stock records and the name and address of that beneficial owner;
- the number of shares of Common Stock which that shareholder and that beneficial owner own beneficially or of record;
- a description of all arrangements and understandings between that shareholder or that beneficial owner and each proposed nominee of that shareholder and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by that shareholder;
- a representation by that shareholder that he or she intends to appear in person or by proxy at that meeting to nominate the person(s) named in that nomination notice;
- a representation as to whether that shareholder or that beneficial owner, if any, intends, or is part of a group, as Rule 13d-5(b) under the Exchange Act uses that term, which intends (1) to deliver a proxy statement and/or form of proxy to the holders of shares of Common Stock having at least the percentage of the total votes of the holders of all outstanding shares of Common Stock entitled to vote in the election of each proposed nominee of that shareholder which is required to elect that proposed nominee and/or (2) otherwise to solicit proxies in support of the nomination; and
- any other information relating to that shareholder and that beneficial owner that is required to be disclosed under Section 14 of the Exchange Act and the related SEC rules and regulations.

To be timely for consideration at our 2009 Annual Meeting, a shareholder's nomination notice must be received at our principal executive offices, 11911 FM 529, Houston, Texas 77041-3000, addressed to our Corporate Secretary, no earlier than November 17, 2008 and no later than the close of business on January 16, 2009.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serve as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board. None of our executive officers serve as a member of the board of directors of any other company that has an executive officer serving as a member of our Compensation Committee.

Code of Ethics

Our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer, and a code of business conduct and ethics that applies to our officers, directors and employees. Each is available on the Corporate Governance page of our Web site (www.oceaneering.com). Any shareholder who so requests may obtain a printed copy of these codes from us. Any change in or waiver of these codes of ethics will be disclosed on our Web site.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our Common Stock to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of Common Stock. Based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, we believe that all our directors and executive officers complied on a timely basis with all applicable filing requirements under Section 16(a) of the Exchange Act during 2007.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Oceaneering International, Inc.'s Board of Directors is comprised of the three directors named below. Each member of the Audit Committee is an independent director as defined by applicable Securities and Exchange Commission rules and New York Stock Exchange listing standards. The Committee met 13 times during the year ended December 31, 2007. The Committee reviewed with management and Ernst & Young LLP, Oceaneering's independent registered public accounting firm, the interim financial information included in Oceaneering's quarterly reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, prior to their being filed with the Securities and Exchange Commission. In addition, the Committee reviewed all of Oceaneering's earnings releases in 2007 with management and Ernst & Young prior to the public release of those earnings releases.

The Committee reviewed and discussed with management and Ernst & Young Oceaneering's consolidated financial statements for the year ended December 31, 2007. Members of management represented to the Committee that Oceaneering's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee discussed with Ernst & Young matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended. The Committee also reviewed and discussed with management and Ernst & Young management's report and Ernst & Young's report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Ernst & Young provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as amended, and the Committee discussed with Ernst & Young their independence. The Committee concluded that Ernst & Young's provision of non-audit services to Oceaneering and its affiliates is compatible with Ernst & Young's independence.

Based on the Committee's discussion with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors, the Committee recommended to Oceaneering's Board of Directors that Oceaneering's audited consolidated financial statements as of and for the year ended December 31, 2007 be included in the Form 10-K for the year ended December 31, 2007 filed with the SEC.

Audit Committee
David S. Hooker, Chairman
D. Michael Hughes
Harris J. Pappas

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis contains statements regarding future individual and company performance goals and measures. These goals and measures are disclosed in the limited context of Oceaneering's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. Oceaneering specifically cautions investors not to apply these statements to other contexts.

The following Compensation Discussion and Analysis, or "CD&A," provides information regarding the compensation programs in place for our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers during 2007. We refer to these five individuals in this CD&A as the "Named Executive Officers." This CD&A includes information regarding, among other things, the objectives of our compensation program, the achievements that the compensation program is designed to reward, the elements of the compensation program (including the reasons why we employ each element and how we determine amounts paid) and how each element fits into our overall compensation objectives.

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract and retain key executives, motivate them to achieve our short-term and long-term objectives, and reward them for superior performance. We use several different compensation elements in the executive compensation program which are geared to both our short-term and long-term performance. The following principles influence the design and administration of our executive compensation program.

Compensation Should Be Related to Performance

The Compensation Committee of our Board of Directors (the "Committee"), and our Board of Directors believe that a significant portion of a Named Executive Officer's direct compensation should be tied to overall company performance, measured against financial goals and objectives.

Under the performance-based portions of our compensation arrangements, our basic philosophy is that, in years when performance is better than the objectives established for the relevant performance period, Named Executive Officers should be paid more than the target awards and, when our performance does not meet planned objectives, incentive award payments should be less than such targets, in the absence of unusual circumstances.

Compensation Programs Should Motivate Executives to Remain With Us

We believe that there is significant value to our shareholders for Named Executive Officers to remain with our company over time. Our business is built significantly by executives who can develop and maintain customer relationships over time. Also, value is built by executives who understand the unique business and technical aspects of our industry. For these reasons, a significant element of our historical executive compensation arrangements has been long-term incentive compensation arrangements, with awards that have provided for vesting over several years. In addition, we provide several of our executive officers with some financial security in the event of a change of control, to promote long-term retention. We also provide for long-term benefits through retirement plans (see – "Post-Employment Compensation Programs" below).

Incentive Compensation Should Represent a Significant Part of an Executive's Total Direct Compensation

We believe that the portion of a Named Executive Officer's total compensation that varies with our overall performance objectives should increase as the scope and level of the individual's business responsibilities and role in the organization increase. We believe that more than one-half of the total direct compensation (the sum of salary, annual incentive bonus, and long-term incentive compensation) of the Named Executive Officers should be at risk against short- and long-term performance goals and the Chief Executive Officer should be subject to a greater amount of such risk than other Named Executive Officers.

Incentive Compensation Should Balance Short-Term and Long-Term Performance

We strive to maintain an executive compensation program that balances short-term, or annual, results and long-term success. To reinforce the importance of this balancing we regularly provide the Named Executive Officers both annual and long-term incentives. The value for participants in our long-term incentive plans generally increases at higher levels of responsibility, as executives in these leadership roles have the greatest influence on our strategic direction and results over time.

Beginning in 2006, the Committee adopted our current approach to long-term incentives, in which awards of service-based restricted stock units and performance units are made to our executive officers and other key employees. Assuming restricted stock value based on grant date value established by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), and performance units notionally valued at $100 per unit for achievement of performance goals at target level, the Committee believes that the performance units should account for more than one-half of the total annual long-term incentive compensation of the Named Executive Officers and the service-based restricted stock units should account for the balance. The Committee believes that this approach promotes our philosophy of rewarding executives for growing shareholder value over time. Upon vesting, settlement of the restricted stock units will be made in shares of our common stock. Upon vesting, the value of the performance units will be paid in cash.

Compensation Levels Should Be Competitive

The Committee reviews competitive compensation information as part of its process in establishing total direct compensation and retirement plan values that are competitive. In making compensation decisions, the Committee considers all elements of compensation when setting each element of compensation. The Committee assesses each element of base salary, annual incentive bonus, long-term incentive compensation and retirement plan values against a combination of available information from the most recent proxy statements of a peer-group of publicly traded companies and survey data from the energy and general industries.

The Role of the Compensation Committee

The Committee has the primary authority to establish compensation for the Named Executive Officers and other key employees and administers all our executive compensation plans and agreements. The Committee annually reviews corporate goals and objectives and sets the compensation levels for Named Executive Officers based on the Committee's evaluation. Our Chief Executive Officer assists the Committee by providing annual recommendations regarding the compensation of the Named Executive Officers and other key employees, excluding himself. The Committee can exercise its discretion in modifying or accepting these recommendations. The Chief Executive Officer attends Committee meetings. However, the Committee also meets in executive session without the Chief Executive Officer (or other members of management) present when discussing the Chief Executive Officer's compensation.

The Committee reviews comparative compensation information compiled by a compensation consultant as described in "Role of the Compensation Consultant" below; however, the Committee does not base its decisions on targeting compensation to specific benchmarks. Comparative compensation is one factor used by the Committee in making its compensation decisions. Overall, however, our compensation program for Named Executive Officers is intended to create a total compensation opportunity that, on average, is equal to approximately the 50th percentile in the aggregate of appropriate competitive comparative compensation for a Named Executive Officer. For additional information regarding the role and responsibility of the Committee, see "Proposal 1 – Election of Directors – The Compensation Committee" above.

The Role of the Compensation Consultant

In 2007, the Committee retained Mercer (the "Compensation Consultant") to: (1) conduct a review of our total direct compensation (the sum of base salary, annual incentives bonus and long-term incentive compensation) and retirement plan programs for the Named Executive Officers and other key employees; (2) identify and evaluate a peer group of companies and survey data for compensation comparison purposes; (3) conduct a pay-for-performance analysis to assess the correlation of executive pay and company performance for Oceaneering and the peer group of companies identified; and (4) assist in our assessment of whether payments made pursuant to change of control agreements could result in excise taxes pursuant to Section 4995 of the Internal Revenue Code, assuming a change of control occurred on December 31, 2007 (see " — Post-Employment Compensation Programs – Change of Control Agreements" and "Potential Payments on Termination or Change of Control" below). The Compensation Consultant's only work for

Oceaneering in 2007 was at the direction of the Committee, except for some accounting-related assistance and non-executive compensation advice provided in 2007, for which the Compensation Consultant was paid approximately $3,200.

The Compensation Consultant assessed the continuing validity of the peer group of companies used for comparison purposes in the review it conducted for the Committee in 2006 and recommended a list of 23 publicly traded companies as the peer group for comparison purposes (collectively the "Compensation Peer Group"). The Compensation Peer Group is comprised of the same companies identified as the peer group in 2006, except that one company that was acquired by another was deleted and the successor by merger of a company in the peer group was substituted.

The companies included in the Compensation Peer Group were approved for inclusion by the Committee, primarily due to their operational focus broadly within the oilfield service industry and the belief that we compete with these companies for talent and for stockholder investment. The Committee reviews the companies comprising the Compensation Peer Group at least every two years. The companies comprising the Compensation Peer Group used for 2007 comparison purposes were:

BJ Services Company	GlobalSantaFe Corporation	Pride International, Inc.
Bristow Group Inc.	Grant Prideco, Inc.	Rowan Companies, Inc.
Cameron International Corporation	Helix Energy Solutions Group, Inc.	Smith International Inc.
Diamond Offshore Drilling, Inc.	Key Energy Services, Inc.	Superior Energy Services, Inc.
ENSCO International Incorporated	McDermott International, Inc.	Tidewater Inc.
Exterran Holdings, Inc.	National Oilwell Varco, Inc.	Transocean Inc.
FMC Technologies, Inc.	Noble Corporation	Weatherford International Ltd.
Global Industries, Ltd.	Oil States International, Inc.	

The sources of the survey data used by the Compensation Consultant were (1) the 2007 U.S. Energy Compensation Survey and 2007 U.S. Americas-Executive Remuneration Database, which combines all of the Compensation Consultant's survey data as well as client data submissions for approximately 570 executive-level positions in which approximately 2,200 organizations participated and which were prepared by the Compensation Consultant, and (2) a 2007 Survey Report on Top Management Compensation prepared by Watson Wyatt Data Services, which features data across multiple industries and geographies in which approximately 2,300 organizations participate (collectively, the "Compensation Surveys").

The Compensation Consultant identified the 25th, 50th and 75th percentile for base salary, annual bonus incentive, long-term incentive compensation and retirement plan value, individually and in the aggregate for the comparable position of each of our Named Executive Officers from a blend of compensation information identified for the Compensation Peer Group from the most recent proxy statements filed with the SEC by the companies comprising the Compensation Peer Group (weighted at 50%) and from the Compensation Surveys (weighted at 50% with each component weighted equally), except that the Compensation Peer Group information was used exclusively for evaluating retirement plan value, as retirement plan value information was not available in the Compensation Surveys.

2007 Executive Compensation Components

For 2007, the primary components of our compensation program for Named Executive Officers were:

- base salary;
- annual incentive award paid in cash;
- long-term incentive programs comprised of restricted stock units and performance units; and
- retirement plan.

Base Salary

The Committee considers salary levels annually in November, for changes to be effective the first day of the following year, as well as upon a promotion or significant change in job responsibility. Each year, our Chief Executive Officer recommends base salaries for the other Named Executive Officers based on historical levels of base salaries, with adjustments he subjectively deems appropriate based on the overall performance of the Named Executive Officer, including a review of contributions and performance, over the past year. In reviewing the Chief Executive Officer's recommendations and in deciding base salaries for all Named Executive Officers, the Committee considers each officer's level of responsibility, experience, tenure, performance and the comparative compensation information provided by the Compensation Consultant. The Committee's evaluation of each Named Executive Officer also takes into account an evaluation of Oceaneering's overall performance. In November 2006, the Committee approved a salary increase of 10% for Mr. Collins and, as recommended by Mr. Collins, salary increases ranging from 7% to 12% for the other Named Executive Officers.

Annual Incentive Awards Paid in Cash

In March of each year, the Committee approves a performance-based annual cash bonus award program under a shareholder approved Incentive Plan for the persons listed as named executive officers in the summary compensation table of our proxy statement for that year. These cash bonus award opportunities have been based on a comparison of our net income for the year to target net income for that year. For each other participating employee in the program, the cash bonuses are based upon the level of achievement of a combination of our net income, financial and non-financial goals of our applicable profit center for that employee and individual goals. For each participant, the maximum award achievable is a percentage of the participant's annual salary as of March 1st of the year of the program. In March of each year, the Committee also approves the final bonus amounts under the cash bonus award program for the previous year.

In March 2007, the Committee approved a cash bonus award program for 2007. For the Named Executive Officers, bonuses were determined by a comparison of our net income in calendar year 2007 to target net income for that year. The maximum cash pay-out under the program for each Named Executive Officer is a specified percentage of that executive's base salary as of March 1, 2007. As recommended by our Chief Executive Officer and approved by the Committee (1) the target amount for our net income in 2007 was $155 million, an amount 25% higher than the net income we achieved in 2006 (which was almost twice the amount of net income achieved in 2005) and equated to the mid-point of our then-published earnings per share guidance range for 2007 and (2) the net income amount in 2007 necessary to achieve the maximum bonuses under the program was 110% of the target amount or $170.5 million. Under the program, attainment of the target amount would have resulted in a payout of 90% of the maximum amount payable to the Named Executive Officer. For any award in the program to be payable, more than 70% of the target net income for 2007 had to be achieved. The Named Executive Officers in the program for 2007 and their respective maximum payouts as a percentage of base salary were: Mr. Collins - 150%; Messrs. McEvoy, Migura and Haubenreich - 100%; and Mr. Gardner – 80%, which reflects no change in the maximum percentage of base salary from 2006.

The following table notes the percentage of maximum payout to a Named Executive Officer under the program for the percentage of target net income achieved. The Committee has the discretion to award an amount less than that calculated.


100
80
60
40
20
0
% of Maximum Payment to Executive
70
80
90
100
110
% of Target Net Income for 2007

In March 2008, the Committee approved the final bonuses under the 2007 Cash Bonus Award Program. Due to our achieving a record level of net income in 2007, which was in excess of 110% of the performance goal for 2007, the Committee awarded maximum bonuses payable to Messrs. Collins, McEvoy, Migura and Haubenreich under the program. The Committee also approved additional merit bonuses to those Named Executive Officers based on Oceaneering's performance (the fourth consecutive year of record net income, a 45% increase in the amount of net income achieved in 2006) and the outstanding contributions to Oceaneering's performance by these officers. The Committee exercised its discretion to award an amount to Mr. Gardner less than the maximum award payable under the program, as a result of the failure of the Oceaneering Multiflex division of Subsea Products to achieve planned financial results in 2007.

Awards made to the Named Executive Officers for performance in 2007 are reflected in the "Bonus" and "Non-Equity Incentive Plan Compensation" columns of the "Summary Compensation Table" below.

Long-Term Incentive Compensation

Historically, we granted stock options annually and restricted stock or stock unit awards every three years to our executive officers and other key employees. However, the Committee decided that, in light of the expense recognition requirements established by SFAS 123R and effective beginning in 2006, to refrain from using stock options as an employee compensation element for our executive officers and other employees for the foreseeable future and to instead use annual grants of service-based restricted stock unit awards and performance unit awards. Accordingly, no stock options were awarded in 2007.

In deciding upon a methodology for determining changes to our long-term incentive program, we established the following objectives:

- deliver competitive economic value;
- reduce annual share utilization;
- preserve the alignment of the executive's financial and shareholding interest with those of our shareholders, generally;
- attract and retain executives and other key employees;
- focus management attention on specific performance measures that have a strong correlation with the creation of shareholder value; and
- provide that a majority of an executive's total direct compensation is performance-based.

In order to achieve these objectives, the Committee decided upon a long-term incentive program to deliver value would be through two vehicles, restricted stock unit awards and performance unit awards. The Committee expects to consider these long-term incentive awards in late February of each year. Such awards to new employees or in connection with other events such as promotions will be considered at the next scheduled Committee meeting after the hire date or after the event occasioning the consideration of the award.

In February 2007, performance units and service-based restricted stock unit awards, each comprising an estimated 55% and 45%, respectively, of the estimated grant date total long-term incentive value were awarded to the Named Executive Officers. These restricted stock units are scheduled to vest in full on the third anniversary of the award date, subject to earlier vesting if the employee meets certain age or age and years of service requirements; the termination or constructive termination of an employee's employment in connection with a change of control of Oceaneering or due to death or disability. No part of the awards to Named Executive Officers vested during 2007 by reason of any of the early vesting provisions. Each restricted stock unit represents the equivalent of one share of our common stock. Upon vesting, settlement of the restricted stock units will be made in shares of our common stock. The grant date value of restricted stock units awarded to Named Executive Officers is reflected in the "Grant Date Fair Value of Stock and Stock Option Awards" column of the "Grants of Plan-Based Awards" table below.

The performance units awarded in February 2007 are scheduled to vest in full on the third anniversary of the award date, subject to similar early vesting terms as are applicable to the restricted stock units. The Committee approved specific financial goals and measures based on cumulative cash flow from operations and a comparison of return on invested capital and cost of capital for the three-year period January 1, 2007 through December 31, 2009 to be used as the basis for the final value of the performance units. The measures were selected because of our belief that they have a strong correlation with the creation of shareholder value. The amount of cumulative cash flow from operations during this three-year performance period necessary to achieve the target level goal for this measure is $1 billion. This amount was selected because it is three times the annual cash flow from operations expected to be achieved in 2007, which exceeded the record amount achieved in 2006. The amounts to be achieved by Oceaneering to reach the threshold and maximum are $100 million less and more, respectively, than the target level amount. Oceaneering's return on invested capital must exceed its cost of capital over this three-year performance period by 50% for the target level goal to be achieved for this performance measure. For the threshold level to be achieved, the return on invested capital must be 30% in excess of the cost of capital and for the maximum level to be achieved it must be 70% in excess of the cost of capital. The final value of each performance unit may range from $0 to $125 with the threshold, target and maximum levels of achievement of goals valued at $75, $100 and $125, respectively. If the calculated unit value exceeds $100, the Committee retains discretion to reduce such value to any amount above or equal to $100. Upon vesting, the value of the performance units will be payable in cash.

The determination of the final value of each performance unit is based on the application of the following grid (with interpolation between the specified levels):

Cumulative Cash Flow	Unit Values			
Maximum	$62.50	$100.00	$112.50	$125.00
Target	$50.00	$87.50	$100.00	$112.50
Threshold	$37.50	$75.00	$87.50	$100.00
Below Threshold	$0.00	$37.50	$50.00	$62.50
	Below Threshold	Threshold	Target	Maximum

Return on Invested Capital/Cost of Capital

The estimated future payout of the performance unit awards to Named Executive Officers if each of the performance measures is achieved at the threshold, target or maximum level is reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the "Grants of Plan-Based Awards" table below.

For 2007, approximately 57% of the total direct compensation of Mr. Collins, our Chief Executive Officer, was at risk against short- and long-term performance goals and approximately 51-53% was at risk for each of the other Named Executive Officers.

Post-Employment Compensation Programs

Retirement Plans

We maintain a 401(k) plan and a Supplemental Executive Retirement Plan ("SERP"). All of our employees who meet the eligibility requirements may participate in our 401(k) plan. The Named Executive Officers have elected not to participate in our 401(k) plan. Participation in our SERP includes Named Executive Officers and other key employees selected for participation by the Committee. Our SERP was established to provide a benefit to our executives and other key employees in excess of Internal Revenue Code limits for our 401(k) plan, in order to attract and motivate participants to remain with us and provide retirement plan values that are competitive with those provided by companies within the Compensation Peer Group. Under our SERP, we credit a participant's notional account with a percentage determined by the Committee of each of the participant's base salary, subject to vesting. A participant may elect to defer a portion of base salary and annual bonus for accrual pursuant to our SERP. Amounts accrued under our SERP are adjusted for earnings and losses as if they were invested in one or more investment vehicles selected by the participant from those designated as alternatives by the Committee. A participant's interest in the plan is generally distributable upon termination. The percentage of base salary credited for Named Executive Officers in 2007 was: Mr. Collins – 50%; Mr. McEvoy – 50%; Messrs. Migura and Haubenreich – 40% each; and Mr. Gardner – 20%. Please see the "Non-Qualified Deferred Compensation" table and accompanying narrative for further information about our SERP and contributions to the Named Executive Officers' accounts.

Change of Control Agreements

In November 2001, we entered into Change of Control Agreements (each, a "Change of Control Agreement") with Messrs. Collins, McEvoy, Migura and Haubenreich, each of whom are Named Executive Officers replacing each of their respective prior senior executive severance agreements. The payment and benefits under our Change of Control Agreements did not influence and were not influenced by the other elements of compensation, as the change of control payments and benefits serve different objectives and due to the fact that a change of control or other triggering event may never occur. We limit eligibility for change of control agreement participation to those Named Executive Officers whose full support and sustained contribution would be important to the successful completion of a change of control. We believe the benefits provided by the Change of Control Agreements help promote long-term retention by providing some financial security to these Named Executive Officers against the risk of loss of employment which could result following a change of control of our company. The Change of Control Agreements entitle the individual to receive a severance package, described below, in the event of the occurrence of both a change of control and a termination of the executive's employment by us without cause (as defined below) or by the executive for good reason (as defined below) during a period of time beginning a year prior to the occurrence or, in some cases, the contemplation by the Board of a change in control (the "Effective Date") and ending two years following the Effective Date. For purposes of the Change of Control Agreements, a change of control is defined as occurring if:

- any person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing 20% or more of the combined voting power of our outstanding voting securities, other than through the purchase of voting securities directly from a private placement by us;

- the current members of our Board, or subsequent members approved by at least two-thirds of the current members, no longer comprise a majority of our Board;

- our company is merged or consolidated with another corporation or entity, and our shareholders own less than 60% of the outstanding voting securities of the surviving or resulting corporation or entity;

- a tender offer or exchange offer is made and consummated by a person other than us for the ownership of 20% or more of our voting securities; or

- there has been a disposition of all or substantially all of our assets.

As defined in each Change of Control Agreement, cause for termination by Oceaneering means conviction by a court of competent jurisdiction, from which conviction no further appeal can be taken, of a felony-grade crime involving moral turpitude related to service with us.

As defined in each Change of Control Agreement, good reason to terminate includes:

- any adverse change in status, title, duties or responsibilities;

- any reduction in annual base salary, SERP contribution level by us, annual bonus opportunity or aggregate long-term compensation, all as may be increased subsequent to date of the Change of Control Agreements;

- any relocation;

- the failure of a successor to assume the Change of Control Agreement;

- any prohibition by us against the individual engaging in outside activities permitted by the Change of Control Agreement;

- any purported termination by us that does not comply with the terms of the Change of Control Agreement; or

- any default by us in the performance of our obligations under the Change of Control Agreement.

The severance package provided for in each such executive's Change of Control Agreement consists of an amount equal to three times the sum of:

- the executive's highest annual rate of base salary during the then-current year or any of the three years preceding the year of termination;

- an amount equal to the maximum award the executive is eligible to receive under the then-current fiscal year bonus plan; and

- an amount equal to the maximum percentage of the executive's annual base salary contributed by us for him in our SERP for the then-current year multiplied by the executive's highest annual rate of base salary.

A minimum aggregate amount payable for these items is stated in each such executive's agreement, which amount was calculated using the year-end December 31, 2001 amounts for each component.

The severance provisions also provide that, for each applicable individual:

- any outstanding stock options would vest immediately and become exercisable or the individual may elect to be paid an amount equal to the spread between the exercise price and the higher market value for the shares of our common stock underlying those options;

- the benefits under all compensation plans, including restricted stock agreements and restricted stock unit agreements, would be paid as if all contingencies for payment and maximum levels of performance had been met; and

- the applicable individual would receive benefits under all other plans he then participates in for three years.

The Change of Control Agreements provide that, if any payments made thereunder would cause the recipient to be liable for an excise tax because the payment is a "parachute payment" (as defined in the Internal Revenue Code), then we will pay the individual an additional amount to make the individual whole for that tax liability.

Perquisites

We provide our Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall compensation program to enable us to attract and retain employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to our executive officers. The perquisites provided to the Named Executive Officers in 2007 and our incremental cost to provide those perquisites are set forth in the "All Other Compensation" column of the "Summary Compensation Table" below and the related footnotes to that table.

Stock Ownership Guidelines

To align the interests of our directors, executive officers and shareholders, we believe our directors and executive officers should have a significant financial stake in Oceaneering. To further that goal, our Board adopted stock ownership guidelines on November 30, 2007, requiring that our nonemployee directors, chief executive officer, executive vice president and senior vice presidents maintain minimum ownership interests in Oceaneering. Our nonemployee directors are generally expected to own not less than a fixed number of shares equal to five times the annual cash retainer generally paid to nonemployee directors divided by the closing price of our stock on November 30, 2007, the date of adoption of the policy.

Our chief executive officer, executive vice president and senior vice presidents are generally expected to own not less than a fixed number of shares equal to a multiple of their annual base salary divided by the closing price of our stock on the date of adoption of the policy. The multiple of annual base salary used to determine the fixed number of shares is as provided in the following table.

Level	Base Salary Multiple
Chief Executive Officer	5
Executive Vice President	3
Corporate Senior Vice Presidents	3
Other Senior Vice Presidents	2

The following forms of ownership are recognized in determining the number of shares of our stock owned by a nonemployee director or executive officer for purposes of satisfying the stock ownership guidelines:

- direct ownership of shares;

- indirect ownership of shares, including stock or stock equivalents held in our retirement plan; and

- vested and unvested shares of restricted stock or stock units held under our long-term incentive programs.

A nonemployee director or executive has three years from the date of adoption of the policy or the initial date of election or appointment to comply with stock ownership guidelines. The time period for satisfying such ownership requirement may be extended at the discretion of our chief executive officer for an additional period of up to two years. In the event that a nonemployee director or executive does not meet the stock ownership level within the specified time period, he or she will be prohibited from selling any stock acquired through vesting of restricted stock or restricted stock units or upon exercise of stock options, except to pay for applicable taxes or the exercise price, until he or she satisfies the requirements. Each of our current nonemployee directors and Named Executive Officers is covered by this policy and currently satisfies the stock ownership guidelines applicable to him.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code generally disallows a deduction to public companies to the extent of excess annual compensation over $1 million paid to certain executive officers, except for qualified performance-based compensation. Our 2007 annual cash bonus program and 2007 performance unit program are intended to qualify as performance-based compensation under Section 162(m). Our general policy, where consistent with business objectives, is to preserve the deductibility of compensation to executive officers. We may authorize forms of compensation that might not be deductible if we believe they are in the best interests of Oceaneering and its shareholders. Our 2007 service-based restricted stock unit awards are not considered performance-based under Section 162(m) and, accordingly, are subject to the $1 million limit on deductibility. All or a portion of the value, when vested, of these restricted stock unit awards may not be deductible. We had no nondeductible compensation paid to executive officers in 2007 and do not anticipate any in 2008.

Compliance With Internal Revenue Code Section 409A

Section 409A of the Internal Revenue Code, which was enacted in 2004 and generally became effective in 2005, can impose significant additional taxes on the recipient of "nonqualified deferred compensation" arrangements that do not meet specified requirements regarding both form and operation. Some of the arrangements between Oceaneering and its executive officers and other employees provide, or might be considered to provide, nonqualified deferred compensation. The Committee believes that changes to some of these arrangements will be appropriate, so that our employees will not be subject to the additional Section 409A taxes. The Committee has already adjusted some of our compensation arrangements to comply with Section 409A and anticipates that it will take further action in 2008, in accordance with guidance recently issued by the Internal Revenue Service, to amend arrangements to comply with Section 409A. These adjustments may include changing the timing and form of payments to be made under nonqualified deferred compensation arrangements. The arrangements that are likely to be changed include outstanding restricted stock, restricted stock unit and performance unit awards, the SERP and Change of Control Agreements.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with the management of Oceaneering International, Inc., and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors of Oceaneering that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Harris J. Pappas, Chairman
Jerold J. DesRoche

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes compensation of our Chief Executive Officer, our Chief Financial Officer, and our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer for the years ended December 31, 2007 and 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)(5)	Total ($)
T. Jay Collins	2007	550,000	175,000	2,085,307	--	825,000	--	1,437,080	5,072,387
President & Chief Executive Officer	2006	457,000	281,000	1,434,336	--	469,000	--	1,440,295	4,081,631
M. Kevin McEvoy	2007	350,000	100,000	932,277	--	350,000	--	754,748	2,487,025
Executive Vice President	2006	310,000	60,000	700,395	--	290,000	--	744,238	2,104,633
Marvin J. Migura	2007	315,000	85,000	861,655	--	315,000	--	662,915	2,239,570
Senior Vice President & Chief Financial Officer	2006	281,000	44,000	648,708	--	281,000	--	691,389	1,946,097
George R. Haubenreich, Jr.	2007	295,000	55,000	904,550	--	295,000	--	656,481	2,206,031
Senior Vice President, General Counsel & Secretary	2006	275,000	35,000	648,708	--	275,000	--	686,671	1,920,379
Philip D. Gardner	2007	230,000	--	403,031	--	150,000	--	248,833	1,031,864
Senior Vice President – Subsea Products	2006	215,000	--	284,697	--	100,000	--	203,081	802,778

(1) The amounts represent merit bonuses awarded to the indicated Named Executive Officers, apart from the bonuses awarded under the 2007 Cash Bonus Award Program which are reflected in the "Non-Equity Incentive Plan Compensation" column of this table. For further information, see "Compensation Discussion and Analysis – Annual Incentive Awards Paid in Cash" above.

(2) The amounts represent the compensation cost recognized by us in 2007 and 2006 related to stock options, restricted stock and restricted stock unit awards made prior to 2006 and restricted stock unit awards made in 2007 and 2006 in accordance with SFAS 123R. The compensation cost for 2007 is comprised of the following:

Name	Awards Prior to 2007		Awards in 2007	Total ($)
	Stock Options ($)	Restricted Stock Units ($)	Restricted Stock Units ($)	
T. Jay Collins	--	1,574,214	511,093	2,085,307
M. Kevin McEvoy	--	767,997	164,280	932,277
Marvin J. Migura	--	711,065	150,590	861,655
George R. Haubenreich, Jr.	--	711,065	193,485	904,550
Philip D. Gardner	3,653	303,548	95,830	403,031

For a discussion of valuation assumptions see Note 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2007 and 2006, respectively. Excluded from the 2007 and 2006 amounts are the costs we recognized in 2007 and 2006, respectively for tax-assistance payments made in 2007 and 2006 to Named Executive Officers associated with restricted stock and restricted stock units awarded prior to 2006, because the actual tax-assistance payments made in 2007 and 2006 for such awards are reported in the "All Other Compensation" column of this table.

(3) The amounts reflect cash awards to the Named Executive Officers pursuant to our 2007 Cash Bonus Award Program, see "Compensation Discussion and Analysis – Annual Incentive Awards Paid in Cash" above.

(4) The amounts shown for each attributable perquisite or benefit does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by any Named Executive Officer except as quantified for a Named Executive Officer in the footnotes below.

(5) The amounts shown in "All Other Compensation" column for 2007 and 2006 are attributable to the following:

- Mr. Collins: $275,000 and $229,167 for our 2007 and 2006 contribution to his notional SERP account, respectively; $1,132,973 and $1,186,039 for tax gross-up payments associated with vestings of restricted stock and stock units in 2007 and 2006, respectively; perquisites and other personal benefits in 2007 and 2006 totaling $29,107 and $25,089, respectively, comprised of in each year: provision of excess liability insurance; tax advice and tax return preparation; club membership; sporting event tickets; medical premium and cost reimbursements for supplemental medical insurance plan; and personal use of company-provided automobile.

- Mr. McEvoy: $175,000 and $142,667 for our 2007 and 2006 contribution to his notional SERP account, respectively; $566,486 and $593,020 for tax gross-up payments associated with vestings of restricted stock and stock units in 2007 and 2006, respectively; perquisites and other personal benefits in 2007 and 2006 totaling $13,262 and $8,551, respectively, comprised of in each year: provision of excess liability insurance; tax advice and tax return preparation; club membership; sporting event tickets; medical premium and cost reimbursements for supplemental medical insurance plan; and personal use of company-provided automobile.

- Mr. Migura: $126,000 and $112,320 for our 2007 and 2006 contribution to his notional SERP account, respectively; $528,721 and $563,369 for tax gross-up payments associated with vestings of restricted stock and stock units in 2007 and 2006 respectively; perquisites and other personal benefits in 2007 and 2006 totaling $8,194 and $15,700, respectively, comprised of in each year: provision of excess liability insurance; tax advice and tax return preparation; club membership; sporting event tickets; and medical premium and cost reimbursements for supplemental medical insurance plan.

- Mr. Haubenreich: $118,000 and $110,000 for our 2007 and 2006 contribution to his notional SERP account; respectively; $528,721 and $563,369 in tax gross-up payments associated with vestings of restricted stock and stock units in 2007 and 2006, respectively; perquisites and other personal benefits totaling $9,760 and $13,302, respectively, comprised of in each year: excess liability insurance; tax advice and tax return preparation; club membership; sporting event tickets; and medical premium and cost reimbursements for supplemental medical insurance plan.

- Mr. Gardner: $46,000 and $43,000 for our 2007 and 2006 contribution to his notional SERP account, respectively; $201,417 and $158,139 in tax gross-up payments associated with vestings of restricted stock and stock units in 2007 and 2006, respectively; perquisites and other personal benefits in 2007 and 2006 totaling $1,416 and $1,942, respectively, comprised of in each year excess liability insurance.

The following table provides information about the equity and non-equity awards to the Named Executive Officers under our 2005 Incentive Plan during the year ended December 31, 2007.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
T. Jay Collins	2/23/07	1,050,000	1,400,000	1,750,000	--	--	--	28,000	--	--	1,149,960
M. Kevin McEvoy	2/23/07	450,000	600,000	750,000	--	--	--	12,000	--	--	492,840
Marvin J. Migura	2/23/07	412,500	550,000	687,500	--	--	--	11,000	--	--	451,770
George R. Haubenreich, Jr.	2/23/07	397,500	530,000	662,500	--	--	--	10,600	--	--	435,342
Philip D. Gardner	2/23/07	262,500	350,000	437,500	--	--	--	7,000	--	--	287,490

(1) These columns show the potential value of the payout for each Named Executive Officer under the performance units awarded in 2007 if the threshold, target or maximum goals are satisfied for each of the performance measures. The potential payouts are performance-driven and therefore completely at risk. For a description of the awards, including business measurements for the three-year performance period and the performance goals for determining the payout see "Compensation Discussion and Analysis – Long-Term Incentive Compensation" above.

(2) The amounts reflect the number of restricted stock units awarded to the Named Executive Officers in 2007. For a description of the awards see "Compensation Discussion and Analysis – Long-Term Incentive Compensation" above.

(3) The amounts reflect the full grant date value of restricted stock units under SFAS 123R awarded to the Named Executive Officers in 2007. For a discussion of valuation assumptions, see Note 8 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007. For a description of the awards, see "Compensation Discussion and Analysis – Long-Term Incentive Compensation" above.

The following table provides information on the current holdings of stock options and unvested restricted stock units for each of the Named Executive Officers as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
T. Jay Collins	--	--	--	--	--	128,000	8,620,800	--	--
M. Kevin McEvoy	--	--	--	--	--	60,000	4,041,000	--	--
Marvin J. Migura	--	--	--	--	--	55,200	3,717,720	--	--
George R. Haubenreich, Jr.	--	--	--	--	--	54,800	3,690,780	--	--
Philip D. Gardner	20,000 7,500	-- --	-- --	14.58 18.64	3/25/09 12/26/09	30,000	2,020,500	--	--

(1) Reflects unvested restricted stock units pursuant to the 2002, 2006 and 2007 Restricted Stock Unit Agreements for the Named Executive Officers. The vesting schedule for these restricted stock units is as follows:

Name	2002 Agreement (# of Units)			2002 Agreement Total (# of Units)	2006 Agreement (# of Units) 2/2/09	2007 Agreement (# of Units) 2/23/10	Total (# of Units)
	7/4/08	7/3/09	7/2/10				
T. Jay Collins	36,000	24,000	12,000	72,000	28,000	28,000	128,000
M. Kevin McEvoy	18,000	12,000	6,000	36,000	12,000	12,000	60,000
Marvin J. Migura	16,800	11,200	5,600	33,600	10,600	11,000	55,200
George R. Haubenreich, Jr.	16,800	11,200	5,600	33,600	10,600	10,600	54,800
Philip D. Gardner	6,400	6,400	3,200	16,000	7,000	7,000	30,000

(2) Market value of unvested restricted stock units assumes a price of $67.35 per share of our Common Stock as of December 31, 2007. The estimated value of the tax-assistance payment that would be provided pursuant to the 2002 Restricted Stock Unit Agreement for the market value of these restricted stock units is as follows:

- Mr. Collins $2,781,501
- Mr. McEvoy $1,390,751
- Mr. Migura $1,298,034
- Mr. Haubenreich $1,298,034
- Mr. Gardner $ 618,111

The following table provides information for the Named Executive Officers on (1) stock option exercises during 2007, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon vesting of stock awards in the form of restricted stock and restricted stock unit awards and the value realized.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
T. Jay Collins	--	--	36,000	1,975,320
M. Kevin McEvoy	--	--	18,000	987,660
Marvin J. Migura	--	--	16,800	921,816
George R. Haubenreich, Jr.	--	--	16,800	921,816
Philip D. Gardner	--	--	6,400	351,168

(1) The amount reflects the value realized for restricted stock vested pursuant to our 2002 Restricted Stock Unit Program. Pursuant to these programs, a tax-assistance payment was provided in the following amounts: Mr. Collins - $1,132,973; Mr. McEvoy - $566,486; Mr. Migura - $528,721; Mr. Haubenreich - $528,721; and Mr. Gardner - $201,417. The amount of these tax-assistance payments is included for each Named Executive Officer in the amount shown in the "All Other Compensation" column of the "Summary Compensation Table" above.

We do not provide a Pension Benefits Table because we have no qualified pension plan or other plan that would be reportable under the SEC's rules applicable to Pension Benefits Tables.

Nonqualified Deferred Compensation

Our SERP is an unfunded, defined contribution plan for selected executives and key employees of Oceaneering, including the Named Executive Officers. Pursuant to our SERP, U.S. participants, including the Named Executive Officers, may defer up to 85% of their base salaries and 90% of their annual cash bonus amounts. We credit a participant's notional account with a determined percentage of the participant's base salary, subject to vesting. Benefits under our SERP are based on the participant's vested portion of his or her notional account balance at the time of termination of employment. A participant vests in our credited amounts at the rate of 33% each year, subject to accelerated vesting upon the soonest to occur of (1) the date the participant has completed ten years of participation, (2) the date that the sum of the participant's age and years of participation equals 65, (3) the date of termination of employment by reason of death or disability, and (4) within two years following a change of control. Messrs. Collins, McEvoy, Migura and Haubenreich are fully vested in their SERP accounts. All participants are fully vested in deferred base salary and bonus.

The table below shows the investment options available to all participants and the annual rate of return for each investment for the year ended December 31, 2007, as reported by the administrator of our SERP.

Name of Fund	Rate of Return (%)	Name of Fund	Rate of Return (%)
Alger Small-Cap Growth	15.10	AllianceBernstein International Value	6.24
American Funds Growth	11.93	American Funds Growth-Income	4.66
Batterymarch International Small-Cap	4.73	BlackRock Equity Index	5.23
BlackRock Small-Cap Index	(2.02)	Capital Guardian Diversified Research	1.19
Capital Guardian Equity	6.27	Clearbridge Large-Cap Value	3.54
Columbia Technology	23.03	Goldman Sachs Short Duration Bond	4.47
Highland Capital-Floating Rate Loan	(1.86)	Janus Growth LT	15.63
JP Morgan Diversified Bond	1.32	Lazard Mid-Cap Value	(2.15)
Loomis, Sayles Large-Cap Growth	21.63	MFS International Large Cap	9.26
NFJ Small Cap Value	3.14	Oppenheimer Emerging Market	33.09
Oppenheimer Main Street Core	4.40	Oppenheimer Multi-Strategy	4.34
Pacific Life High Yield Bond	2.44	Pacific Life Money Market	4.99
PIMCO Inflation Managed	10.14	PIMCO Managed Bond	8.53
Van Kampen Comstock	(3.01)	Van Kampen Mid-Cap Growth	22.92
Van Kampen Real Estate	(16.16)	Vaughan Nelson Small Cap Equity	6.04

The following table provides information on our non-qualified deferred compensation plan. Amounts shown are entirely attributable to our SERP.

Name	Executive Contributions in 2007 ($)	Registrant Contributions in 2007 ($)(1)	Aggregate Earnings in 2007 ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/07 ($)(3)
T. Jay Collins	24,000	275,000	70,012	--	2,736,738
M. Kevin McEvoy	--	175,000	61,272	--	1,341,248
Marvin J. Migura	225,000	126,000	71,116	--	2,608,107
George. R. Haubenreich, Jr.	--	118,000	(73,019)	--	1,763,360
Philip D. Gardner	50,000	50,000	11,735	--	317,212

(1) Amounts reflect the credited contributions we made to the account of the Named Executive Officer in 2007. All of the contributions shown are included in the "All Other Compensation" column of the "Summary Compensation Table" above.

(2) Amounts shown reflect hypothetical accrued gains (or losses) in 2007 on the aggregate of contributions by the Named Executive Officer and us on notional investments designed to track the performance of the funds selected by the Named Executive Officers as follows:

Name	Aggregate Earnings in 2007		
	Executive Contributions ($)	Company Contributions ($)	Total ($)
T. Jay Collins	16,359	53,653	70,012
M. Kevin McEvoy	2,714	58,558	61,272
Marvin J. Migura	35,652	35,464	71,116
George R. Haubenreich, Jr.	(7,960)	(65,059)	(73,019)
Philip D. Gardner	4,576	7,159	11,735

(3) Amounts reflect the accumulated account values (including gains and losses) of contributions by the Named Executive Officers and us as of December 31, 2007 as follows:

Name	Aggregate Balance at 12/31/07 Executive Contributions ($)	Company Contributions ($)	Total ($)
T. Jay Collins	561,673	2,175,065	2,736,738
M. Kevin McEvoy	51,225	1,290,023	1,341,248
Marvin J. Migura	1,325,641	1,282,466	2,608,107
George R. Haubenreich, Jr.	533,091	1,230,269	1,763,360
Philip D. Gardner	118,133	199,079	317,212

Potential Payments on Termination or Change of Control

As described in the "Compensation Discussion and Analysis" above, Messrs. Collins, McEvoy, Migura and Haubenreich have Change of Control Agreements. Upon a change of control of Oceaneering, each of them may be subject to certain excise taxes pursuant to Section 4999 of the Internal Revenue Code. We have agreed to reimburse those Named Executive Officers for all such excise taxes that may be imposed and any income taxes and excise taxes that may become payable as a result of the reimbursement. Based on the amounts shown in the "Change of Control" column in the following tables, none of the Named Executive Officers would be subject to an excise tax liability. However, whether an excise tax liability will arise in the future will depend on the facts and circumstances in existence at the time a change of control payment becomes payable. All of the outstanding long-term incentive agreements of the Named Executive Officers have provisions for settlement in the event of death, disability or a change of control, except the 2002 restricted stock unit agreements of Messrs. Collins, McEvoy, Migura and Haubenreich have no provision for settlement in the event of a change of control.

Assuming a December 31, 2007 termination date and, where applicable, using the closing price of our Common Stock of $67.35 as reported by the New York Stock Exchange, the tables below show potential payments to each of the Named Executive Officers in the existing contracts, agreements, plans or arrangements, whether written or unwritten in the event of a termination of such executive's employment, including amounts payable pursuant to benefits or awards in which the Named Executive Officers are vested. As used in the agreements referenced in the table below, the term "Change of Control" has the same meaning as the Change of Control agreements define that term. For a summary of that definition, see "Compensation Discussion and Analysis – Change of Control Agreements" above.

T. Jay Collins

Payments upon termination	Voluntary or involuntary termination	Death and Disability	Change in Control
Severance Payments	$0	$0	$4,950,000 (1)
Benefit Plan Participation	$0	$0	$83,657 (2)
Restricted Stock Units (unvested & accelerated)	$0	$11,402,301 (3)	$3,771,600 (4)
Performance Units (unvested & accelerated)	$0	$0 (5)	$2,800,000 (6)
Accrued Vacation/Base Salary	$84,615	$84,615	$84,615
SERP (vested)	$2,736,738 (7)	$2,736,738 (7)	$2,736,738 (7)
TOTAL	$2,821,353	$14,223,654	$14,426,610

M. Kevin McEvoy

Payments upon termination	Voluntary or involuntary termination	Death and Disability	Change in Control
Severance Payments	$0	$0	$2,625,000 (1)
Benefit Plan Participation	$0	$0	$77,301 (2)
Restricted Stock Units (unvested & accelerated)	$0	$5,431,751 (3)	$1,616,400 (4)
Performance Units (unvested & accelerated)	$0	$0 (5)	$1,200,000 (6)
Accrued Vacation/Base Salary	$17,759	$17,759	$17,759
SERP (vested)	$1,341,248 (7)	$1,341,248 (7)	$1,341,248 (7)
TOTAL	$1,359,007	$6,790,758	$6,877,708

Marvin J. Migura

Payments upon termination	Voluntary or involuntary termination	Death and Disability	Change in Control
Severance Payments	$0	$0	$2,268,000 (1)
Benefit Plan Participation	$0	$0	$63,242 (2)
Restricted Stock Units (unvested & accelerated)	$0	$5,015,754 (3)	$1,454,760 (4)
Performance Units (unvested & accelerated)	$0	$0 (5)	$1,080,000 (6)
Accrued Vacation/Base Salary	$48,462	$48,462	$48,462
SERP (vested)	$2,608,107 (7)	$2,608,107 (7)	$2,608,107 (7)
TOTAL	$2,656,569	$7,672,323	$7,522,571

George R. Haubenreich, Jr.

Payments upon termination	Voluntary or involuntary termination	Death and Disability	Change in Control
Severance Payments	$0	$0	$2,124,000 (1)
Benefit Plan Participation	$0	$0	$58,327 (2)
Restricted Stock Units (unvested & accelerated)	$0	$4,988,814 (3)	$1,427,820 (4)
Performance Units (unvested & accelerated)	$0	$0 (5)	$1,060,000 (6)
Accrued Vacation/Base Salary	$45,385	$45,385	$45,385
SERP (vested)	$1,763,360 (7)	$1,763,360 (7)	$1,763,360 (7)
TOTAL	$1,808,745	$6,797,559	$6,478,892

Philip D. Gardner

Payments upon termination	Voluntary or involuntary termination	Death and Disability	Change in Control
Severance Payments	$0	$0	$0
Restricted Stock Units (unvested & accelerated)	$0	$2,638,611 (8)	$2,638,611 (8)
Performance Units (unvested & accelerated)	$0	$0 (5)	$700,000 (9)
SERP (unvested & accelerated)	$0	$71,942 (10)	$71,942 (10)
Accrued Vacation/Base Salary	$19,019	$19,019	$19,019
SERP (vested)	$317,212 (7)	$317,212 (7)	$317,212 (7)
Stock Options (vested)	$1,420,725 (11)	$1,420,725 (11)	$1,420,725 (11)
TOTAL	$1,756,956	$4,467,509	$5,167,509

(1) Amount reflects an amount equaling three times the sum of: a) his highest annual rate of base salary for the prior three years; b) the maximum award he is eligible to receive under the annual cash bonus program for the current year; and c) maximum percentage of base salary contribution level by us for him in our SERP for the current year multiplied by his highest annual rate of base salary in effect during the current year or any of the prior three years that is payable pursuant to the executive's Change of Control Agreement.

(2) Amount reflects the estimated value of the benefit to the executive to receive the same level of medical, life insurance, and disability benefits for a period of three years after termination that is payable pursuant to the executive's Change of Control Agreement.

(3) Amount reflects: (a) the value of shares of Common Stock that would be delivered for each outstanding restricted stock unit pursuant to the executive's 2002, 2006 and 2007 Restricted Stock Unit Agreements and Change of Control Agreement; and (b) the value of the tax-assistance payment that would be provided pursuant to the executive's 2002 Restricted Stock Unit Agreement and Change of Control Agreement.

(4) Amount reflects the value of shares of Common Stock that would be delivered for each outstanding restricted stock unit pursuant to the executive's 2006 and 2007 Restricted Stock Unit Agreements and Change of Control Agreement.

(5) Upon death or disability, the performance units awarded pursuant to the 2006 and 2007 Performance Unit Agreements would vest; however, the amount payable, if any, will not be known until the completion of the three-year performance periods January 1, 2006 – December 31, 2008 and January 1, 2007 – December 31, 2009, respectively, at which time the performance will be measured. For information about goals and measures and amounts payable, see "Compensation Discussion and Analysis – Long-Term Incentive Compensation" above.

(6) Amount reflects cash payment for outstanding performance units at the target goal level of $100 per unit pursuant to the executive's 2006 and 2007 Performance Unit Agreements and Change of Control Agreements.

(7) Vested SERP amounts include the aggregate of Oceaneering and executive contributions and earnings. For more information on vested SERP amounts, see "Nonqualified Deferred Contributions – Aggregate Balance at December 31, 2007" above.

(8) Amount reflects: (a) the value of shares of Common Stock that would be delivered for each outstanding restricted stock unit pursuant to Mr. Gardner's 2002, 2006 and 2007 Restricted Stock Unit Agreements; and (b) the value of the tax-assistance payment that would be provided pursuant to Mr. Gardner's 2002 Restricted Stock Unit Agreement.

(9) Amount reflects cash payment for outstanding performance units at the target level of $100 per unit pursuant to Mr. Gardner's 2006 and 2007 Performance Unit Agreements.

(10) Amount reflects unvested accrued amount in our SERP for Mr. Gardner. Accrued amounts in our SERP for all other Named Executive Officers are fully vested at December 31, 2007.

(11) Amount reflects the value of vested stock options.

Director Compensation

During 2007, we paid our nonemployee directors, on a quarterly basis, an annual retainer of $40,000 with an additional annual retainer of $15,000 to the Chairman of the Audit Committee and an additional annual retainer of $8,000 to the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee. We pay our nonemployee directors $1,000 for each Board meeting attended, $1,000 for each committee meeting attended (if the meeting is on a day other than the date of the Board meeting) and a fee of $125 per hour, up to a maximum of $1,000 per day, for any other services directly related to activities of the Board or a Committee of the Board. Mr. Huff, the Chairman of the Board, did not receive the above board and meeting fees in 2007, nor will he receive such fees 2008, pursuant to the terms of his Amended Service Agreement. For a description of Mr. Huff's compensation as a nonemployee director, see "Service Agreement and Change of Control Agreement with Mr. Huff" below.

Besides payment of annual retainers and meeting fees, our nonemployee directors may also participate in our basic medical plans. Nonemployee directors may elect to participate in our health care plan without payment of any monthly premium and participate in a supplemental medical plan at no cost to the director. We pay the Medicare premium for Mr. Hughes. Mr. Huff's Amended Service Agreement, as did his prior employment agreement, provides for medical coverage on an after-tax basis to Mr. Huff, his spouse and children for their lives. All directors are provided a group personal excess liability insurance policy at no cost to the directors and they are reimbursed for their travel and other expenses involved in attendance at Board and committee meetings and activities.

In 2007, our nonemployee directors participated in our shareholder-approved 2005 Incentive Plan. Under this plan in 2007, our nonemployee directors, Messrs. DesRoche, Hooker, Hughes and Pappas, were each awarded 8,000 shares of restricted stock. The restricted stock awards are scheduled to vest in full on the first anniversary of the award date, subject to (1) earlier vesting on a change of control or the termination of the director's service due to death, and (2) such other terms as are set forth in the award agreement. Under this plan in 2007, Mr. Huff was awarded 28,000 restricted common stock units and 14,000 performance units in accordance with Mr. Huff's Amended Service Agreement described in "Service Agreement and Change of Control Agreement with Mr. Huff" below. This is an award level equal to and upon terms and conditions substantially the same as that granted in 2007 to our Chief Executive Officer, except as described below. For more information on these restricted common stock unit and performance unit awards, see "Compensation Discussion and Analysis – Long Term Incentive Compensation."

The table below summarizes the compensation we paid to our nonemployee directors during the year ended December 31, 2007.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)(4)	Total ($)
John R. Huff	400,000	2,667,936	--	--	--	2,431,990	5,499,926
Jerold J. DesRoche	61,000	320,290	--	--	--	14,838	396,128
D. Michael Hughes	71,000	320,290	--	--	--	24,488	415,778
David S. Hooker	75,000	320,290	--	--	--	1,666	396,956
Harris J. Pappas	67,000	320,290	--	--	--	1,666	388,956

(1) Amounts shown are attributable entirely to fees for attendance at meetings of the Board and committees of the Board, and annual retainers as described in "Director Compensation" above and "Service Agreement and Change of Control Agreement with Mr. Huff" below.

(2) The amounts represent the compensation costs recognized by us in 2007 related to restricted stock and stock unit awards to nonemployee directors computed in accordance with SFAS 123R. For Mr. Huff, the compensation cost is comprised of awards prior to 2007 - $1,965,183, at which time he also served as Chief Executive Officer, and in 2007 - $702,753. The grant date fair market value of awards made in 2007 computed in accordance with SFAS 123R is $328,560 for each of Messrs. DesRoche, Hughes, Hooker and Pappas; and $1,149,960 for Mr. Huff. For a discussion of valuation assumptions, see Note 8 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007. The aggregate number of restricted shares or units of stock outstanding for each of Messrs. DesRoche, Hooker,

Hughes and Pappas is 8,000, and for Mr. Huff is 152,000. The aggregate number of shares subject to outstanding stock options is: Mr. Hooker – 40,000; and Mr. Pappas – 60,000.

(3) The amounts shown for each attributable perquisite or benefit does not exceed the greater of $25,000 or 10% of the total amount of perquisite received by any director except as quantified for a director in the footnotes below.

(4) The amounts shown in "All Other Compensation" column are attributable to the following:

- Mr. Huff: $1,573,020 and $10,556 for tax gross-up payments associated with vestings of restricted stock units and Mr. Huff's medical coverage described above, respectively for 2007; $765,000 for lump-sum cash buyout in lieu of the perquisites to which Mr. Huff would have been entitled during his Post-Employment Service Period as described in "Service Agreement and Change of Control Agreement with Mr. Huff" below; perquisites and other personal benefits totaling $83,414 comprised of: provision of excess liability insurance; tax advice and tax return preparation ($35,852); personal use of company-owned fishing camp, annual premiums and reimbursement of medical costs for health care, including medical premium and costs for a supplemental medical insurance plan ($40,585).

- Mr. DesRoche: perquisites and other personal benefits totaling $14,838 comprised of: provision of excess liability insurance, personal use of a company-owned fishing camp and premium and costs reimbursed for a supplemental medical insurance plan.

- Mr. Hughes: perquisites and other personal benefits totaling $24,488 comprised of: provision of excess liability insurance, personal use of a company-owned fishing camp, annual premium for basic health care provided by us, Medicare premium paid by us and premium and medical costs reimbursed for a supplemental medical insurance plan.

- Mr. Hooker and Mr. Pappas: perquisites and other personal benefits totaling $1,666 each comprised of provision of excess liability insurance and premium for a supplemental medical insurance plan.

Service Agreement and Change of Control Agreement With Mr. Huff

As we previously disclosed, we entered into a Service Agreement with Mr. Huff in November 2001 (the "Service Agreement"), when Mr. Huff was serving as our Chairman of the Board and Chief Executive Officer. The Service Agreement replaced Mr. Huff's prior employment agreement. As did the prior employment agreement, the Service Agreement provided medical coverage on an after-tax basis to Mr. Huff, his spouse and children during his employment with us and thereafter for their lives. The Service Agreement provided for a specific employment period (which, as subsequently amended, extended through December 30, 2006), followed by a specific service period ending no later than August 15, 2011 (the "Post-Employment Service Period"), during which time it was contemplated that Mr. Huff, acting as an independent contractor, would serve as nonexecutive Chairman of our Board of Directors.

The Service Agreement provided that, following the completion of Mr. Huff's employment period, we could request that he serve as Chairman of the Board during the Post-Employment Service Period, and if he refused to serve and we were fulfilling our obligations under the Service Agreement, no salary or benefits not previously vested as of the time of his refusal would have been payable to him under the Service Agreement. If Mr. Huff was not requested to serve as Chairman of the Board or if he did serve as Chairman of the Board for any portion of the Post-Employment Service Period and his service as Chairman of the Board thereafter terminated at any time and for any reason (other than his refusal to serve during the Post-Employment Service Period), including by reason of his death or disability, or our failure to fulfill our obligations under the Service Agreement, he would be entitled to receive various severance benefits. During the Post-Employment Service Period under the Service Agreement, for so long as Mr. Huff was serving as Chairman of the Board, his annual rate of cash compensation would have been equal to 50% of his highest annual base salary during the employment period (or $400,000 per year). In addition, throughout that period, Mr. Huff would have continued to receive certain perquisites and administrative assistance, and he would have continued to participate in various benefit plans; however, he would not have been eligible for subsequent grants or contributions made under any such plan after the completion of his employment period.

In 2006, the Compensation Committee of our Board of Directors determined that it would approve timely modifications to the Service Agreement to address changes in the tax law and anticipated additional guidance from the Internal Revenue Service regarding "nonqualified deferred compensation arrangements" under Section 409A of the Internal Revenue Code. In the absence of appropriate modifications, the impact of these tax law changes could have resulted in a 20% additional tax payable by Mr. Huff, at least some of which would have been recoverable by Mr. Huff from us under tax reimbursement provisions of the Service Agreement. On December 21, 2006, acting pursuant to a recommendation of the Compensation Committee, our Board of Directors approved an amendment and restatement of the Service Agreement (the "Amended Service Agreement"). Although the principal purpose for entering into the Amended

Service Agreement was to address issues arising under Section 409A of the Internal Revenue Code, the Amended Service Agreement also clarified or resolved other issues that existed under the Service Agreement.

The Amended Service Agreement, among other things, provides for:

- the commencement of the Post-Employment Service Period on December 31, 2006;
- a $6.4 million lump-sum cash buyout of Mr. Huff's entitlement to perquisites and administrative assistance for ten years from the termination of the Post-Employment Service Period, with the lump-sum amount being paid in 2007 at an amount equal to a negotiated net present value of those items;
- annual payments of $765,000 in 2007, $540,000 in 2008, $540,000 in 2009 and $540,000 in 2010, in each case as long as Mr. Huff is then continuing to serve as our Chairman of the Board, in lieu of the perquisites to which Mr. Huff would have been entitled during the Post-Employment Service Period;
- a tax-protection clause, to ensure that Mr. Huff will not be impacted adversely by taxes under Section 409A of the Internal Revenue Code in the event the amendments effected pursuant to the Amended Service Agreement (including those described above) are insufficient to ensure that the arrangements with Mr. Huff do not constitute "nonqualified deferred compensation arrangements," provided that Mr. Huff agreed to changes in the Amended Service Agreement and his separate Change of Control Agreement to satisfy the requirements of the applicable provisions of Section 409A and applicable Treasury Regulations yet to be finalized, unless such changes would cause more than insubstantial harm to him;
- the continuation of long-term incentive plan awards to Mr. Huff in 2007 and 2008 at a level equal to the awards granted to our Chief Executive Officer, to: (1) partially compensate Mr. Huff for the understanding that he would provide services in addition to those normally provided by a chairman of the board ("Additional Services"), with those Additional Services to be as mutually agreed but to initially involve assistance with strategic initiatives and business expansion efforts; and (2) place Mr. Huff in the equivalent position as if a three-year award had been granted in 2005, as would have been anticipated based on the practice in effect in 2001;
- the eligibility of Mr. Huff to receive long-term incentive plan awards after 2008, provided that, for any year that Mr. Huff receives a long-term incentive award in excess of awards applicable to our other nonemployee directors, Mr. Huff will not receive an additional long-term incentive award equal to the award granted to our other nonemployee directors for that year;
- the entitlement for Mr. Huff to receive, after 2008, the same pay as our other nonemployee directors during the period that Mr. Huff continues to serve as one of our directors, (in addition to the $400,000 amount per year for up to five years if Mr. Huff continues to serve as Chairman of the Board during the Post-Employment Service Period), to provide compensation for the post-2008 portion of the Post-Employment Service Period for the understanding that Mr. Huff would provide Additional Services; and
- in the event of his disability, the provision of the same acceleration of payment of the benefits payable to him for the ten years following the Post-Employment Service Period as would be available in the event of his death or a change of control (a lump-sum, undiscounted payment).

As part of its actions on December 21, 2006, our Board of Directors also formally requested that Mr. Huff begin the Post-Employment Service Period by continuing to serve as Chairman of the Board, and Mr. Huff has done so.

Also as part of the negotiated arrangements relating to Mr. Huff's retirement benefits, the Compensation Committee authorized and approved our establishment of an irrevocable grantor trust, commonly known as a "rabbi trust," to provide Mr. Huff greater assurance that we would set aside an adequate source of funds to fund the payment of the post-retirement benefits under the Amended Service Agreement, including the medical coverage benefits payable to Mr. Huff, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of Mr. Huff which we had previously obtained and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of trust assets exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not otherwise available to fund our future operations until the trust terminates, which is not expected to occur during the lives of Mr. Huff, his spouse or his children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

As we previously described, in November 2001 we entered into a change of control agreement with Mr. Huff who was then serving as our Chairman of the Board and Chief Executive Officer upon terms and conditions substantially the same as the Change of Control Agreement described in the "Compensation Discussion and Analysis – Change of Control Agreements," except as described below. Mr. Huff's Change of Control Agreement replaced his prior senior executive and supplemental senior executive agreements. While Mr. Huff is nonexecutive Chairman of the Board, a termination of his service for any reason other than his refusal to serve as nonexecutive Chairman of the Board would entitle Mr. Huff to the severance package under his agreement. The calculated minimum amount for determining the amount of the severance package under the change of control agreement described in the "Compensation Discussion and Analysis-Change of Control Agreements" is applicable to Mr. Huff for any termination occurring during his service as nonexecutive Chairman of the Board. Any payment of the Change of Control severance package to Mr. Huff would not reduce any benefits or compensation due Mr. Huff under the Amended Service Agreement; provided, however, that the benefit in the Change of Control Agreement regarding benefits under compensation plans and other benefits payable for three years are not provided under the Change of Control Agreement to Mr. Huff to the extent they are duplicative of benefits provided to him under the Amended Service Agreement.

Assuming a December 31, 2007 termination date of Mr. Huff serving as our Chairman of the Board for reasons other than his refusal to serve as our Chairman of the Board for any reason other than we have failed to fulfill our obligations under his Amended Service Agreement, and, where applicable using the closing price of our Common Stock of $67.35 on December 31, 2007 (as reported by the New York Stock Exchange), potential payments to Mr. Huff consist of: $8,000,000, which reflects $800,000 per year payable in advance for ten years provided in the event of Mr. Huff's death, disability or a change of control, all unpaid amounts would be accelerated and become payable in a non-discounted lump-sum payment; $17,445,868 which reflects (1) the value of shares of Common Stock that would be delivered for each outstanding vested and unvested restricted stock unit pursuant to Mr. Huff's Amended Service Agreement, his 2002, 2006 and 2007 Restricted Stock Unit Agreements and, if applicable, his Change of Control Agreement, (2) the value of the tax-assistance payment that would be provided pursuant to his Amended Service Agreement, his 2002 Restricted Stock Agreement, and if applicable, his Change of Control Agreement and (3) a cash payment for outstanding performance units under the 2006 and 2007 Performance Unit Agreements at the maximum goal level of $125 per unit pursuant to the Amended Service Agreement. If termination of Mr. Huff's service as our Chairman of the Board is the result of a Change of Control, an additional amount of $4,650,000 would be payable as described above. Based upon these amounts, Mr. Huff would not be subject to an excise tax liability. However, whether an excise tax liability will arise in the future will depend on the facts and circumstances in existence at the time a change of control payment becomes payable. We have agreed to reimburse Mr. Huff for all such excise taxes that may be imposed and any income taxes and excise taxes that may become payable as a result of the reimbursement.

Assuming a December 31, 2007 termination date of Mr. Huff serving as our Chairman of the Board as a result of his refusal to serve as our Chairman of the Board for any reason other than we have failed to fulfill our obligations under his Amended Service Agreement, Mr. Huff would not receive the above described severance payments; would forfeit all unvested restricted stock units and performance units that were awarded to him and potential payments to Mr. Huff would have consisted of $3,285,800, which reflects (1) the value of shares of common stock using the price of our common stock of $67.35 per share on December 31, 2007 (as reported by the New York Stock Exchange), that would be delivered for each outstanding vested restricted stock unit under Mr. Huff's 2006 and 2007 Restricted Stock Unit Agreements and (2) a cash payment for outstanding vested performance units under Mr. Huff's 2006 and 2007 Performance Unit Agreements at the target goal level of $100 per unit pursuant to the Amended Service Agreement. These outstanding restricted stock units and performance units are vested by reason of Mr. Huff having met age and years of service requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors adopted a written policy with respect to related-person transactions to document procedures pursuant to which such transactions are reviewed and approved or ratified. The policy applies to any transaction in which (1) Oceaneering or any of its subsidiaries is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K promulgated by the SEC. Under the policy related persons include our directors, nominees to become a director, executive officers, beneficial owners of 5% or more of our voting securities, immediate family members of any of the foregoing persons, and any entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership. Our policy includes a process to monitor related-person transactions and, if a determination is made that a proposed transaction or category of transaction is a related person transaction, a submission is made to the Nominating and Corporate Governance Committee, which will consider all of the relevant facts and circumstances available and evaluate whether to approve or ratify the transaction.

Except as set forth in this Proxy Statement, no director or executive officer of Oceaneering or nominee for election as a director of Oceaneering, or holder of more than 5% of the outstanding shares of Common Stock, and no member of the immediate family of any such director, nominee, officer or security holder, to our knowledge, had any material interest in any transaction during the year ended December 31, 2007, or in any currently proposed transaction, to which Oceaneering or any subsidiary of Oceaneering was or is a party in which the amount involved exceeds $120,000.

No director or executive officer of Oceaneering who has served in such capacity since January 1, 2007 or any associate of any such director or officer, to the knowledge of the executive officers of Oceaneering, has any material interest in any matter proposed to be acted on at the 2008 Annual Meeting of Shareholders, other than as described in this Proxy Statement.

PROPOSAL 2

Amendment of the Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

Our Board has determined that it is an appropriate time to propose an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 93 million to 183 million and to increase the number of authorized shares of common stock from 90 million to 180 million.

Under our Restated Certificate of Incorporation as currently in effect, the total number of shares of capital stock which we have the authority to issue is 93 million. Of these authorized shares, common stock comprises 90 million shares and preferred stock comprises three million shares. As of March 24, 2008, the number of shares of common stock outstanding was 55,118,988 (there were no shares held in treasury), 1,360,525 shares of common stock were reserved for issuance on exercise of options and vesting and settlement of restricted stock units under our incentive plans and 1,809,492 shares of common stock were reserved for future grants under those plans. As a result, as of March 24, 2008, we have a total of 31,710,995 shares of Common Stock available for issuance, after taking into account shares reserved for issuance on the exercise of stock options and future grants. This number of shares available for issuance takes into account our two-for-one stock split effected in the form of a stock dividend, which we completed on June 19, 2006. As a result of that stock split, we reduced our shares of common stock available for issuance by approximately 26,938,000 shares. There are no outstanding shares of preferred stock and the proposed amendment would not increase the authorized number of shares of preferred stock.

Our Board believes that it is advisable and in the best interests of our shareholders to increase the number of authorized shares of common stock to provide a sufficient reserve of shares for our future business and financial needs. These additional authorized shares would provide us greater flexibility in the consideration of future stock dividends or stock splits, sales of common stock or convertible securities to enhance capital and liquidity, possible future acquisitions, and other corporate purposes as our Board may consider appropriate from time to time. Assuming our shareholders approve the proposed amendment to our Restated Certificate of Incorporation set forth below, we do not expect that further authorization from our shareholders will be solicited for the issuance of any shares of Common Stock, except to the extent required by applicable law or by the rules of the New York Stock Exchange. Existing holders of shares of common stock would have no preemptive rights under our Restated Certificate of Incorporation to purchase any additional shares of common stock we may issue. It is possible that we may issue additional shares of common stock at a time and under circumstances that may dilute the voting power of existing shareholders, decrease earnings per share and decrease the book value per share of shares presently held. We have no specific plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock at this time.

The increase in the authorized number of shares of our common stock and the subsequent issuance of a large number of those shares could have the effect of delaying or preventing a change of control of our company without further action by our stockholders, and thus make it more difficult to remove and replace our management. Shares of authorized and unissued common stock could (within the limits imposed by applicable law) be issued in one or more transactions that would make a change of control of Oceaneering more difficult, and therefore less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of Oceaneering, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support our Board in a potential takeover scenario. In addition, the increase in authorized shares of common stock could permit our Board to approve our issuance of common stock to persons supportive of our incumbent management. Those persons might then be in a position to vote to prevent or delay a proposed business combination or other change-of-control transaction that is deemed unacceptable to our Board, although perceived to be desirable by some of our stockholders. Any such issuance could provide our management with a means to block any vote that might be used to effect a business combination or other change-of-control transaction in accordance with our Restated Certificate of Incorporation. Although these potential anti-takeover effects are inherent in the proposed amendment, our Board does not view the increase in the number of authorized shares of common stock as an anti-takeover measure, and the amendment is not being made in response to any specific proposed or contemplated change-of-control transaction or effort by any third party.

Our Board has unanimously adopted a resolution approving, subject to shareholder approval, and declaring the advisability of an amendment to Article Fourth of our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 93 million to 183 million and to increase the number of authorized shares of common stock from 90 million to 180 million. The specific amendment to Article Fourth being proposed as follows:

> The first paragraph of Article Fourth is proposed to be deleted in its entirety. This paragraph currently provides that:
>
> > Fourth: The total number of shares of stock which the Corporation shall have authority to issue is Ninety-Three Million (93,000,000), consisting of Ninety Million (90,000,000) shares of Common Stock of the par value of Twenty-Five Cents ($.25) per share and Three Million (3,000,000) shares of Preferred Stock of the par value of One Dollar ($1.00) per share.
>
> The following paragraph is proposed to be the new first paragraph of Article Fourth:
>
> > Fourth: The total number of shares of capital stock which the Corporation shall have authority to issue is 183 Million (183,000,000), consisting of 180 Million (180,000,000) shares of Common Stock of the par value of Twenty-Five Cents ($.25) per share and Three Million (3,000,000) shares of Preferred Stock of the par value of One Dollar ($1.00) per share.

If approved, this amendment will become effective upon the filing of a certificate of amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which we would complete promptly after the annual meeting.

The persons named in the accompanying proxy card intend to vote each proxy received in favor of the amendment of the Restated Certificate of Incorporation as set forth above, unless a contrary choice or an abstention is indicated thereon.

PROPOSAL 3

Ratification of Appointment of Independent Auditors

Subject to ratification by the shareholders, the Audit Committee of the Board of Directors has appointed Ernst & Young LLP, independent certified public accountants, as independent auditors of Oceaneering for the year ending December 31, 2008. Representatives of Ernst & Young LLP will be present at the meeting, will be given the opportunity to make a statement if they so desire and will be available to respond to appropriate questions of any shareholders.

In accordance with our bylaws, the approval of the proposal to ratify the appointment of Ernst & Young LLP as independent auditors of Oceaneering for the year ending December 31, 2008 requires the affirmative vote of a majority of the shares of Common Stock voted on this proposal at the meeting. Accordingly, abstentions and broker "non-votes" marked on proxy cards will not be included in the tabulation of votes cast on this proposal.

The persons named in the accompanying proxy intend to vote such proxy in favor of the ratification of the appointment of Ernst & Young LLP as independent auditors of Oceaneering for the year ending December 31, 2008, unless a contrary choice is set forth thereon or unless an abstention or broker "non-vote" is indicated thereon.

The following table shows the fees incurred by Oceaneering for the audit and other services provided by Ernst & Young LLP for 2007 and 2006.

Fees Incurred by Oceaneering for Ernst & Young LLP	2007	2006
Audit Fees (1)	$2,224,000	$2,232,000
Audit-Related Fees (2)	95,000	$132,000
Tax Fees (3)	44,000	86,000
All Other Fees (4)	4,000	10,000
Total	$2,367,000	$2,460,000

(1) Audit Fees represent fees for professional services provided in connection with; (a) the audit of our financial statements for the years indicated and the reviews of our financial statements included in our Forms 10-Q during those years; and (b) audit services provided in connection with other statutory or regulatory filings.

(2) Audit-Related Fees consisted of accounting, consultations, employee benefit plan audits, services related to due diligence for business transactions, and statutory and regulatory compliance.

(3) Tax Fees consisted of tax compliance and consultation fees.

(4) All Other Fees consisted of a subscription to Ernst & Young LLP's informational on-line service and special purpose foreign regulatory certifications.

The Audit Committee has concluded that Ernst & Young LLP's provision of services that were not related to the audit of our financial statements in 2007 was compatible with maintaining that firm's independence from us.

The Audit Committee has established a policy that requires pre-approval of the audit and non-audit services performed by our independent auditors. Unless a service proposed to be provided by the independent auditors has been pre-approved by the Audit Committee under its pre-approval policies and procedures, it will require specific pre-approval of the engagement terms by the Audit Committee. Under the policy, pre-approved service categories are generally provided for up to 12 months and must be detailed as to the particular services provided and sufficiently specific and objective so that no judgments by management are required to determine whether a specific service falls within the scope of what has been pre-approved. In connection with any pre-approval of services, the independent auditors are required to provide detailed back-up documentation concerning the specific services to be provided. The Audit Committee does not delegate to management any of its responsibilities to pre-approve services performed by our independent auditors.

None of the services related to the Audit-Related Fees, Tax Fees or All Other Fees described above were approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in applicable rules of the SEC.

The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve audit-related and non-audit-related services not prohibited by law to be performed by Ernst & Young LLP, provided that the Chairman is required to report any decisions to pre-approve such audit-related or non-audit-related services and fees to the full Audit Committee at its next regular meeting.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2009 Annual Meeting of Shareholders must send notice of the proposal to our Corporate Secretary at our principal executive offices, 11911 FM 529, Houston, Texas 77041-3000, so that such notice is received no later than December 12, 2008. If you submit such a proposal, you must provide your name, address, the number of shares of Common Stock held of record or beneficially, the date or dates on which you acquired those shares and documentary support for any claim of beneficial ownership.

In addition, any shareholder who intends to submit a proposal for consideration at our 2009 Annual Meeting of Shareholders, regardless of whether the proposal is submitted for inclusion in our proxy statement for that meeting, or who intends to submit nominees for election as directors at that meeting, must notify our Corporate Secretary. Under our bylaws, such notice must:

- be received at our executive offices no earlier than November 17, 2008 and no later than close of business on January 16, 2009; and
- satisfy requirements that our bylaws specify.

A copy of the pertinent bylaw provisions can be obtained from our Corporate Secretary on written request.

We received no shareholder proposals and no shareholder director nominations for the 2008 Annual Meeting of Shareholders.

TRANSACTION OF OTHER BUSINESS

Should any other matter requiring the vote of shareholders arise at the meeting, it is intended that proxies will be voted for or against that matter in accordance with the judgment of the person or persons voting the proxies.

Please return your proxy as soon as possible. Unless a quorum consisting of a majority of the outstanding shares entitled to vote is represented at the 2008 Annual Meeting of Shareholders, no business can be transacted. Therefore, please be sure to date and sign your proxy exactly as your name appears on your stock certificate and return it in the enclosed postage-paid return envelope, or vote by telephone or over the Internet by following the instructions included in this package. Please act promptly to ensure that you will be represented at the meeting.

WE WILL PROVIDE WITHOUT CHARGE ON THE WRITTEN REQUEST OF ANY PERSON SOLICITED HEREBY A COPY OF OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2007. WRITTEN REQUESTS SHOULD BE MAILED TO GEORGE R. HAUBENREICH, JR., CORPORATE SECRETARY, OCEANEERING INTERNATIONAL, INC., 11911 FM 529, HOUSTON, TEXAS 77041-3000.

By Order of the Board of Directors,

George R. Haubenreich, Jr.
Senior Vice President, General Counsel
and Secretary

April 11, 2008

Oceaneering International, Inc.

Audit Committee Charter

The Audit Committee of the Board of Directors (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in its oversight of (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the independence, qualifications and performance of the Company's independent auditors and (4) the performance of the Company's internal audit function. Pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall also make regular reports to the Board and deliver any reports that may from time to time be required by the rules of the New York Stock Exchange (the "NYSE") or the SEC to be included in the Company's annual proxy statement or Annual Report on Form 10-K. The Committee shall have and may exercise all the powers of the Board, except as may be prohibited by law, with respect to all matters encompassed by this Charter, and all the power and authority required under the Sarbanes-Oxley Act of 2002.

The Committee shall be appointed by the Board and shall consist of not less than three members of the Board, each of whom shall serve at the discretion of the Board. The Board shall also elect a chairman of the Committee (the "Chairman"). The members of the Committee shall meet the independence, expertise, financial literacy and experience requirements of the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC. At least one member of the Committee shall be an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC. No member of the Committee shall simultaneously serve on the audit committees of more than two other public companies.

The independent auditors of the Company are ultimately accountable to the Board and the Committee. The Committee shall have the sole authority to appoint and, where appropriate, replace the Company's independent auditors (subject to stockholder ratification) and to approve all audit engagement fees and terms. The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditors (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee.

The Committee shall preapprove all audit, review or attest engagements and permissible non-audit services, including the fees and terms thereof, to be performed by the independent auditors, subject to, and in compliance with, the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act and the applicable rules and regulations of the SEC.

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permissible non-audit services. Any decisions of such subcommittee to grant preapprovals shall be reported to the full Committee at its next scheduled meeting.

The Committee shall:

1. Review and discuss with management and the independent auditors, on an annual basis, the annual audited financial statements and the disclosures to be made in management's discussion and analysis of financial condition and results of operations in the Company's Annual Report on Form 10-K.

2. Make a recommendation to the Board each year as to whether the Company's annual audited financial statements for the immediately preceding fiscal year and accompanying notes should be included in the Company's Annual Report on Form 10-K for such fiscal year.

3. Prepare and approve the audit committee report as required by the SEC to be included in the Company's proxy statement for the annual meeting (or in the Company's Annual Report on Form 10-K if required to be included therein).

4. Review and discuss with management and the independent auditors, on a quarterly basis, the Company's quarterly financial statements and disclosures to be made in management's discussion and analysis of financial condition and results of operations, prior to the filing of the Company's Quarterly Reports on Form 10-Q for such fiscal quarter, including any matters provided in Statement on Auditing Standards No. 100 arising in connection with the Company's quarterly financial statements.

5. Review and discuss with management and the independent auditors:

   a. Major issues and judgments (i) regarding accounting principles and financial statement presentations or (ii) otherwise made in connection with the preparation of the Company's financial statements, including any significant changes in the selection or application of accounting principles, any major issues concerning the adequacy of the Company's internal controls, any special audit steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

   b. Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative methods of generally accepted accounting principles ("GAAP") on the financial statements.

6. Review and discuss with management and the independent auditor management's annual report on internal control over financial reporting prior to the filing of the Company's Annual Report on Form 10-K.

7. Review and discuss annual reports from the independent auditors on:

   a. All critical accounting policies and practices to be used.

   b. All alternative treatments of financial information within GAAP that have been discussed with management, including (1) ramifications of the use of such alternative disclosures and treatments and (2) the treatment preferred by the independent auditors.

   c. Other material written communications between the independent auditors and management, such as any management letter provided by the independent auditors and management's response to that letter, any management representation letter, any reports on observations and recommendations on internal controls, any schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any, and any engagement or independence letters.

8. Review with management the Company's earnings press releases, including the use of any "non-GAAP financial measures," as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (covering, for example, the types of information to be disclosed and the types of presentation to be made).

9. Review with management and the independent auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

10. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's policies and guidelines concerning risk assessment and risk management.

11. Discuss with the independent auditors the matters required to be communicated by the independent auditors pursuant to Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work and management's response, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

12. Review with management (including the Chief Financial Officer) and the independent auditors the Company's internal system of audit and financial controls and the results of internal audits.

13. Review the disclosures that the Company's Chief Executive Officer and Chief Financial Officer make to the Committee and the independent auditors in connection with the certification process for the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q concerning any significant deficiencies or weaknesses in the design or operation of internal control over financial reporting and any fraud that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

14. Review and evaluate the capabilities and performance of the lead partner of the independent auditors.

15. At least annually, obtain and review a report by the independent auditors describing (i) the independent auditors' internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company as contemplated by Independence Standards Board Standard No. 1. Evaluate the independent auditors' qualifications, performance and independence, including considering whether the independent auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the independent auditors' independence. In making this evaluation, the Committee shall take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the full Board.

16. Confirm the regular rotation of the audit partners as required by applicable law. Consider whether there should be regular rotation of the independent auditing firm.

17. Establish hiring policies for the Company's employment of the independent auditors' personnel or former personnel, including those who participated in any capacity in the audit of the Company.

18. Review with the independent auditors any communication or consultation between the Company's audit team and the independent auditors' national office respecting auditing or accounting issues presented by the engagement.

19. Meet with the independent auditors prior to the audit to review the planning and staffing of the audit.

20. Review the appointment and replacement of the Company's senior internal auditor. The senior internal auditor shall make direct, periodic reports to the Committee regarding the matters within his or her authority.

21. At least annually, review with management and the independent auditors the responsibilities, authority, internal reporting lines, budget and staffing of the internal auditors and review and approve any changes in the planned scope of the annual internal audit and any restrictions or limitations thereon. The internal audit function

(which may be outsourced to a third-party provider other than the independent auditor) is intended to provide management and the Committee with ongoing assessments of the Company's risk management processes and system of internal controls. Accordingly, the Committee shall also meet, from time to time, separately with management, the senior internal auditor and the independent auditors to discuss issues relating to the internal audit function which warrant attention by the Committee.

22. Review the results of the internal audit process with management and the senior internal auditor, including significant findings, management's responses thereto, and the status of corrective actions or implementation of recommendations.

23. Evaluate the budget, activities, organizational structure, and qualifications of the internal audit department and its impact on the accounting practices, internal controls and financial reporting of the Company.

24. Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

25. Make inquiries of management, the Company's senior internal auditor and the independent auditors as to their knowledge whether the Company and its subsidiary and affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics.

26. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

27. Establish and review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

28. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

29. Review with the Company's General Counsel legal matters that may have a material impact on the Company's financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

30. In its discretion, conduct or authorize investigations into matters within its scope of responsibility.

31. Meet periodically with management (including the Chief Financial Officer and the General Counsel), the internal auditors and the independent auditors in separate executive sessions and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate.

32. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

33. Evaluate annually the Committee's own performance.

34. Make regular reports to the Board.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP. It is also not the duty of the Committee to conduct investigations, to resolve any disagreements between management and the independent auditors or to assure compliance with laws and regulations and the Company's Code of Business Conduct and Ethics.

The Committee shall have the authority to retain and obtain advice and assistance from current or independent legal, accounting or other advisors without seeking approval of the Board. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, compensation to any advisors employed by the Committee, and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee will meet as often as the members shall determine to be necessary or appropriate, but at least four times during each year. The Chairman shall be responsible for scheduling all meetings of the Committee and providing the Committee with a written agenda for each meeting. The Chairman shall preside at the meeting. In the absence of the Chairman, the majority of the members of the Committee present at a meeting shall appoint a member to preside at the meeting. In addition, the Committee shall make itself available to the independent auditors and the internal auditors of the Company as requested. A majority of the Committee members shall constitute a quorum. The Committee shall cause to be kept adequate written minutes of all its proceedings. The Committee may meet by teleconference and may take action by unanimous written consent as permitted by Delaware law. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.



Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:00 p.m., Central Time, on May 15, 2008.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/oii**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold
01 - T. Jay Collins	☐	☐	02 - D. Michael Hughes	☐	☐

+

	For	Against	Abstain
2. Proposal to amend the Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 93,000,000 to 183,000,000 and increase the number of authorized shares of Common Stock from 90,000,000 to 180,000,000.	☐	☐	☐
3. Proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2008.	☐	☐	☐

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, including procedural matters and matters relating to the conduct of the meeting.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

22AV 0111



▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼


OCEANEERING

Proxy — Oceaneering International

Notice of 2008 Annual Meeting of Shareholders

Proxy Solicited on behalf of the Board of Directors for the 2008 Annual Meeting

M. Kevin McEvoy and George R. Haubenreich, Jr., and each of them individually, are hereby appointed as agents and proxies, with full power of substitution and resubstitution, to vote all the shares of common stock of the undersigned in Oceaneering International, Inc., held of record by the undersigned on March 24, 2008, at the Annual Meeting of Shareholders to be held on May 16, 2008 at Oceaneering's regional offices at 5004 Railroad Ave., Morgan City, Louisiana 70380, and at any adjournment or postponement thereof, as indicated on the reverse side hereof.

The undersigned acknowledges receipt of Oceaneering's annual report for the year ended December 31, 2007 and the Notice of the 2008 Annual Meeting of Shareholders and related Proxy Statement.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, this Proxy will be voted FOR Proposals 1, 2 and 3. The proxy holders named above also will vote in their discretion on any other matter that may properly come before the meeting.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side. The proxies cannot vote your shares unless you sign and return this card or vote by telephone or Internet as described below before the Annual Meeting.

Voting by telephone or Internet eliminates the need to return this proxy card. Your vote authorizes the proxies named on the reverse side to vote your shares to the same extent as if you had marked, signed, dated and returned the proxy card. Before voting, read the proxy statement and voting instructions form. Follow the steps listed on the reverse side. Your vote will be immediately confirmed and posted. Thank you for voting.

(Items to be voted appear on reverse side.)

General Information

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000
P.O. Box 40494
Houston, TX 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Stock Symbol: OII
Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Overnight Deliveries:
250 Royall Street
Canton, MA 02021-1011

OII Account Information
www.computershare.com
Telephone: (781) 575-2879
Fax: (781) 575-3605
Hearing Impaired/TDD: (800) 952-9245

Annual Shareholders' Meeting

Date: May 16, 2008
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
5004 Railroad Avenue
Morgan City, LA 70380

Independent Public Accountants

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010-4035

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002-4995

Photo Credits

At a Glance

4....... Subsea Products :: Scott Wigington
4....... Subsea Projects :: Conrad Picou
5....... Inspection :: Martin Hockley
5....... Advanced Technologies :: Courtesy U.S. Navy

Operations

Page
6....... ROV Manufacturing Facility :: Daryl Rundquist
6....... Tool Recovery :: Edward Galloway
7....... Vehicle in Hangar :: Jørn Strøm
7....... Vehicle Recovery :: Alexandr Konstantinov
8....... IWOCS :: Robert Puckitt
9....... Electronic Caliper :: Greg Grosz
9....... Repair & Connector System :: Dyrk Reynolds
9....... Umbilical Distribution System :: Van VanDecapelle
9....... Umbilical Loadout :: Bob Hess
10...... SAT Deployment :: Louis Fourgere
10...... SILS® :: Don Thorne
11...... *Ocean Project* & *Ocean Inspector* :: Charles Watson
11...... Dry Habitat :: Charles Watson
11...... Welder :: Charles Watson
12...... Ultrasonic Inspection :: Martin Hockley
13...... Corrosion Screening :: Jim McNab
13...... X-Ray Habitat :: Jim McNab
14...... *Ocean Producer* :: Jan Pawelski
14...... Water Monitoring :: Ben Newton
15...... Submarine :: Courtesy U.S. Navy
15...... Landing Craft :: Courtesy U.S. Navy

Design by: Origin Design, Houston, Texas
www.origindesign.com
ORIGIN

OCEANEERING

Oceaneering International, Inc.

11911 FM 529
Houston, TX 77041-3000

P.O. Box 40494
Houston, TX 77240-0494

T 713-329-4500
F 713-329-4951

www.oceaneering.com


END